These materials are important and require your immediate attention. They require shareholders of Canadian Pacific Railway Limited to make important decisions. If you are in doubt as to how to make these decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your common shares of Canadian Pacific Railway Limited, please contact Georgeson within North America toll free at 1-866-374-9187 or outside of North America at 1-866-682-6148 or MacKenzie within North America toll free at 1-800-322-2885 or call collect at (212) 929-5500 or visit www.CPonTrack.com.

Canadian Pacific Railway Limited

Notice of Annual Meeting

of Shareholders and

Management Proxy Circular

May 17, 2012

YOUR VOTE IS EXTREMELY IMPORTANT

PLEASE SUBMIT YOUR WHITE PROXY TODAY

The Board of Directors of Canadian Pacific Railway Limited

unanimously recommends that you vote

☑ FOR

ALL of the Canadian Pacific Nominees

Vote only the WHITE proxy

March 22, 2012

To keep current with any developments, visit www.CPonTrack.com

SUPPORT YOUR CANADIAN PACIFIC BOARD BY

VOTING YOUR WHITE PROXY TODAY

WHAT’S INSIDE

If you have any questions about the information contained in this document or require assistance in completing your WHITE proxy, please contact our proxy solicitation agents:

North American toll free number: 1-866-374-9187 or	North American toll free number: 1-800-322-2885 or

International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	Collect calls accepted: (212) 929-5500

Email: askus@georgeson.com	Email: proxy@mackenziepartners.com

There are a number of important matters that each shareholder should carefully consider in connection with the Meeting.

Your board of directors unanimously recommends that you VOTE your WHITE proxy:

☑	FOR the appointment of Deloitte & Touche LLP as our auditors;

☑	FOR the approval of a non-binding advisory vote on Canadian Pacific’s approach to executive compensation; and

☑	FOR the election of the director nominees proposed by Canadian Pacific in the accompanying Management Proxy Circular.

The reasons for the board’s recommendations are discussed in the accompanying Management Proxy Circular.

Your vote is extremely important regardless of how many common shares you own. Please take the time to cast your vote today.

To be effective, your WHITE proxy must be received no later than the time of voting at the Meeting. Please refer to the “Questions and Answers About Voting and Proxies” section of the accompanying Management Proxy Circular for additional information regarding voting your common shares.

YOU MAY ALSO RECEIVE A PROXY AND OTHER MATERIALS FROM PERSHING SQUARE. PLEASE DISREGARD THOSE MATERIALS AND USE ONLY THE WHITE PROXY. REGARDLESS OF HOW YOU WISH TO VOTE, YOU MAY DO SO ON THE WHITE PROXY.

March 22, 2012

Dear Fellow Shareholder,

I am pleased to invite you to attend the annual meeting of shareholders of Canadian Pacific Railway Limited to be held at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta on Thursday, May 17, 2012, at 8:00 a.m. local time.

The upcoming annual meeting is one of the most important in Canadian Pacific’s history. You will be asked to make a very important decision that will have a significant impact on the future of our company. You will be asked to choose between the continued careful and focused execution of our value-generating Multi-Year Plan unanimously endorsed by your Board, or the risk and uncertainty of the proposal put forth by Pershing Square.

Canadian Pacific is delivering value to our shareholders by aggressively and successfully executing our Multi-Year Plan. Canadian Pacific’s Multi-Year Plan includes an ambitious but achievable operating ratio target of between 70 and 72 for 2014 that will drive substantial shareholder value. We believe that the continued successful execution of Canadian Pacific’s Multi-Year Plan will deliver further improvements to our operating ratio, with a target of between 68.5 and 70.5 for 2016. The Multi-Year Plan is already yielding results in the form of record operating metrics for the fourth quarter of 2011 and in 2012 to date. We expect these improved metrics to translate into improved financial results beginning in the first quarter of 2012.

The Board and Canadian Pacific have sought meaningful engagement with Pershing Square and have attempted to foster a constructive dialogue. Members of the Board and management team of Canadian Pacific met with Pershing Square within days of Pershing Square’s first disclosure of its holding in Canadian Pacific and a number of meetings and conversations took place over the following weeks. As a result of these meetings, an invitation was extended to Mr. William A. Ackman, Chief Executive Officer of Pershing Square, to join the Board so that a constructive Board-level dialogue based on all the relevant facts and information could take place. The invitation to Mr. Ackman remains open and, in that regard, Canadian Pacific has included him as one of the nominee directors that we recommend to Canadian Pacific shareholders.

The Board of Directors unanimously supports Fred Green, our President and CEO, and the Canadian Pacific management team, and endorses management’s Multi-Year Plan. We urge you to vote FOR continued shareholder value creation and FOR the nominees proposed by the Board by voting on the enclosed WHITE proxy today. As outlined in detail in the Management Proxy Circular:

•	Canadian Pacific is Aggressively Executing a Successful, Value-Enhancing Plan

•

Canadian Pacific’s Multi-Year Plan includes an ambitious but achievable operating ratio target of between 70 and 72 for 2014 that will drive substantial shareholder value and Canadian Pacific believes that the continued successful execution of the Multi-Year Plan will deliver further improvements to its operating ratio with a target of between 68.5 and 70.5 for 2016.

•	The successful execution of the Multi-Year Plan is already yielding record operating results and has significant momentum.

•	The Multi-Year Plan is being executed by a strong management team under the oversight of the Board.

•

The Multi-Year Plan has been reviewed and assessed by Oliver Wyman (part of Marsh & McLennan Companies), highly qualified, independent railroad industry experts retained by the Board, which has concluded that, based upon the assumptions set out in the Management Proxy Circular and the continued successful execution of the Multi-Year Plan by management, an operating ratio of between 70 and 72 for 2014 is within a reasonable range of achievement.

•	Canadian Pacific’s Board Has the Required Expertise and Experience to Oversee Execution of the Multi-Year Plan and Hold Management Accountable for its Success

•	The Board has significant breadth and depth of expertise, including in the railroad and complementary industries, with a recognized commitment to the highest standards of corporate governance.

•	Pershing Square’s nominees who accompany Mr. Ackman have no evident railroad industry experience and add no other complementary industry experience.

•

The Board has engaged with Mr. Ackman and maintains an open invitation for him to join the Board, an invitation which Mr. Ackman has so far declined. Instead, Pershing Square has launched an unnecessary and costly proxy contest.

The Board strongly disagrees with Pershing Square’s demand that Canadian Pacific replace its CEO with Hunter Harrison. The Board believes that Mr. Harrison is not the right leader for Canadian Pacific. Furthermore, Pershing Square has presented no credible, detailed plan to support its assertions about reducing Canadian Pacific’s operating ratio. The approach advocated by Pershing Square and its nominees, none of whom has any operational or related experience with Class I railroads, risks moving Canadian Pacific in the wrong direction by seriously delaying and disrupting our progress in executing the Multi-Year Plan, thereby negatively impacting shareholder value. In the Management Proxy Circular, the Board provides detailed reasons for its opposition to Pershing Square’s proposal, specifically:

•	Pershing Square’s Proposal is Ill-Conceived and Introduces Unwarranted Risk to Shareholder Value

•	Pershing Square has demonstrated a lack of understanding of Canadian Pacific’s business.

•	Pershing Square has disclosed no specific plan to achieve its stated operating ratio targets.

•	Pershing Square’s operating ratio targets for Canadian Pacific are unrealistic and lack credibility.

•	The only stated goal of Pershing Square is to install Mr. Harrison as President and CEO, who the Board believes is not the right leader for Canadian Pacific.

•	Installing Mr. Harrison as President and CEO would, by his own admission, seriously delay and disrupt Canadian Pacific’s progress in executing the Multi-Year Plan.

We look forward to seeing you at the meeting and to having the opportunity to answer your questions, but if you cannot attend, it is important that your shares be represented. Whether or not you plan to attend the annual meeting, we urge you to read the Management Proxy Circular carefully and to VOTE FOR the Canadian Pacific nominees by using the enclosed WHITE proxy and NOT to vote for Pershing Square’s other director nominees or return any proxy card sent to you by Pershing Square. As Canadian Pacific is using a “universal” proxy containing all of the Canadian Pacific nominees as well as the other nominees proposed by Pershing Square, there is no need to use any other proxy regardless of how you propose to vote.

You may vote for Canadian Pacific’s nominees in accordance with the instructions provided on the WHITE proxy, by telephone or Internet, or by signing, dating, and returning the enclosed WHITE proxy in the postage-paid envelope provided. Only your last-dated proxy will count – any proxy may be revoked at any time prior to its exercise at the annual meeting as described in the Management Proxy Circular.

For those shareholders not able to attend in person, you can log onto our website at www.cpr.ca before the meeting to listen to a live audio webcast of the proceedings. If you have any questions, please contact MacKenzie Partners, Inc. or Georgeson, which are assisting us in connection with this year’s annual meeting, at 1-800-322-2885 or at 1-866-374-9187, respectively. You can also visit www.CPonTrack.com for more information about CP, our team and our value-generating Multi-Year Plan.

On behalf of the Board and management, we would like to thank you for your continued support of Canadian Pacific.

Yours truly,

JOHN E. CLEGHORN

Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to the annual meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“Canadian Pacific”).

The Meeting will be held at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta at 8:00 a.m. (Mountain Daylight Time) on Thursday, May 17, 2012.

The accompanying Management Proxy Circular solicits WHITE proxies.

The Meeting will cover:

1)	receipt of the audited consolidated financial statements for the year ended December 31, 2011;

2)	appointment of auditors;

3)	a non-binding advisory vote on Canadian Pacific’s approach to executive compensation;

4)	election of directors; and

5)	consideration of other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on March 22, 2012 will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

KAREN L. FLEMING	March 22, 2012
Corporate Secretary	Calgary, Alberta

GENERAL INFORMATION

We are sending you this Management Proxy Circular (the “Circular”) to solicit proxies by the management of Canadian Pacific to be used at the annual meeting (the “Meeting”) of shareholders of Canadian Pacific to be held on May 17, 2012. In this document “you” and “your” refer to the shareholders of Canadian Pacific; and “CP”, “Canadian Pacific”, the “Corporation” or “we”, “us”, “our” refer to Canadian Pacific Railway Limited; and the “Board or Directors” or the “Board” refer to the board of directors of Canadian Pacific. Unless otherwise noted, the information contained in this Circular is given as of March 22, 2012 and all dollar amounts used in this document are shown in Canadian dollars. Payments made in 2011 in United States dollars (“US$”) were converted into Canadian dollars using the Bank of Canada average exchange rate for 2011 of 0.9891.

The Meeting will be held at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta at 8:00 a.m. (Mountain Daylight Time) on Thursday, May 17, 2012 for the purposes set forth in the foregoing Notice of the Meeting (the “Notice”).

SUPPORT YOUR CANADIAN PACIFIC BOARD BY VOTING YOUR

WHITE PROXY TODAY

For information on voting, refer to “Questions and Answers — Voting and Proxies”.

Pershing Square Capital Management, L.P., Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. (collectively, “Pershing Square”) have announced that they will propose Mr. William A. Ackman and certain other nominee director candidates (such other nominee director candidates hereinafter referred to as the “Other Pershing Square Nominees”) for election at the Meeting and that shareholders will receive a blue form of proxy or blue voting instruction form from Pershing Square. Information concerning the Other Pershing Square Nominees is set out under the heading “Matters to be Acted Upon — Election of Directors - Shareholder Nominees” in Pershing Square’s amended and restated proxy circular dated February 22, 2012 (the “Pershing Square Circular”), which section is hereby incorporated by reference into this Circular (the “Incorporated Information”). The Pershing Square Circular is available on SEDAR at www.sedar.com and, upon request, the Corporation will promptly provide a copy of the Pershing Square Circular free of charge to a shareholder of the Corporation. Although Canadian Pacific has no knowledge that any statements contained in this Circular taken from or based on the Incorporated Information are untrue or incomplete, Canadian Pacific assumes no responsibility for the accuracy of the Incorporated Information or for any failure by Pershing Square or any other person to disclose events which may have occurred or may affect the significance or accuracy of such information. We request that you IGNORE and do not return any blue form of proxy or blue voting instruction form you receive from Pershing Square. Regardless of how you wish to vote, you may do so on the WHITE form of proxy or WHITE voting instruction form that you receive from Canadian Pacific.

Forward-Looking Information

This Circular contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions information and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

VOTE ONLY YOUR WHITE FORM OF PROXY OR WHITE VOTING INSTRUCTION FORM TODAY

To keep current with any developments, visit www.CPonTrack.com pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

VOTE ONLY YOUR WHITE FORM OF PROXY OR WHITE VOTING INSTRUCTION FORM TODAY

To keep current with any developments, visit www.CPonTrack.com

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The audited consolidated financial statements of Canadian Pacific for the year ended December 31, 2011, and the report of the auditors thereon, will be placed before the shareholders at the Meeting. These audited consolidated financial statements form part of the Annual Report of Canadian Pacific, which was mailed to registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of Canadian Pacific upon request. The Annual Report is also available online at www.cpr.ca or www.sedar.com.

2. APPOINTMENT OF AUDITORS

At Canadian Pacific’s annual and special meeting held on May 12, 2011, Deloitte & Touche LLP was appointed as Canadian Pacific’s auditors. For information on fees paid to Deloitte & Touche LLP for the year ended December 31, 2011, refer to “Schedule “A” Statement of Corporate Governance — Audit Committee Disclosure — Audit and Non-Audit Fees and Services — 2011 & 2010”. In order to be approved, the appointment of Deloitte & Touche LLP as the Corporation’s auditors requires an affirmative vote of the majority of the votes cast at the Meeting.

The Board of Directors unanimously recommends that Deloitte & Touche LLP be appointed as Canadian Pacific’s auditors until the close of the next annual meeting of shareholders. Unless otherwise instructed, the persons designated in the WHITE form of proxy or the WHITE voting instruction form, intend to vote FOR the appointment of Deloitte & Touche LLP as auditors of Canadian Pacific to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors.

3. ADVISORY VOTE ON EXECUTIVE COMPENSATION

Canadian Pacific is committed to providing shareholders with clear, comprehensive and transparent disclosure on executive compensation. For information on Canadian Pacific’s executive compensation, refer to “2011 Executive Compensation Letter to Shareholders” and “Compensation Discussion and Analysis”. In order to receive feedback from shareholders on this matter, we are providing shareholders with our second annual non-binding advisory vote on our approach to executive compensation, commonly known as “Say on Pay”. The Say on Pay resolution we are proposing to our shareholders is the form recommended by the Canadian Coalition for Good Governance. At Canadian Pacific’s annual and special meeting held on May 12, 2011, we introduced our first ever Say on Pay resolution and over 97% of the votes cast at such meeting on the matter voted in favour of our approach to executive compensation.

As this is an advisory vote, the results will not be binding upon the Board. However, in considering the Corporation’s approach to compensation, the Board will take into account the results of this vote, together with other shareholder feedback and best practices in compensation and governance.

The Board of Directors unanimously recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the WHITE form of proxy or the WHITE voting instruction form intend to vote FOR the following resolution:

“RESOLVED that on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, shareholders accept the approach to executive compensation disclosed in the Circular delivered in advance of the 2012 annual meeting of shareholders.”

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

VOTE ONLY YOUR WHITE FORM OF PROXY OR WHITE VOTING INSTRUCTION FORM TODAY

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4. ELECTION OF DIRECTORS

Our governing documents provide that our Board of Directors shall consist of a minimum of five and a maximum of 20 directors.

Pursuant to a resolution of the Board of Directors, 16 persons are to be elected as directors at the Meeting, each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The persons named in the section “Canadian Pacific Nominees for Election to the Board” will be presented for election at the Meeting as Canadian Pacific’s nominees (the “Canadian Pacific Nominees”). Each of the Canadian Pacific Nominees has established his or her eligibility and willingness to serve as a director if elected, with the exception of Mr. Ackman, Chief Executive Officer of Pershing Square Capital Management, L.P. Canadian Pacific will seek Mr. Ackman’s consent to serve as a director should he be elected at the Meeting. Given that Pershing Square has proposed Mr. Ackman as one of its nominees, the Corporation expects that, if elected to the Board, Mr. Ackman will provide his consent to serve as a director. Reasons for voting in favour of the Canadian Pacific Nominees are set out in this Circular under the heading “Reasons for Voting in Favour of the Canadian Pacific Nominees”. Additional information on the Canadian Pacific Nominees is set out in this Circular under the heading “Canadian Pacific Nominees for Election to the Board”.

The Board unanimously recommends that you vote FOR each of the Canadian Pacific Nominees and do NOT vote for ANY of the Other Pershing Square Nominees. Unless otherwise instructed, the persons designated in the WHITE form of proxy and the WHITE voting instruction form intend to vote FOR the election of the Canadian Pacific Nominees. If, prior to the Meeting, any of the Canadian Pacific Nominees becomes unable or unwilling to serve, the persons designated in the WHITE form of proxy or WHITE voting instruction form will have the right to use their discretion in voting for such other properly qualified nominees.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

VOTE ONLY YOUR WHITE FORM OF PROXY OR WHITE VOTING INSTRUCTION FORM TODAY

To keep current with any developments, visit www.CPonTrack.com

QUESTIONS AND ANSWERS ABOUT VOTING AND PROXIES

Please carefully read this section, as it contains important information regarding how to vote your common shares of the Corporation (“Shares”). Canadian Pacific has sent or caused to be sent WHITE forms of proxy to the Corporation’s registered shareholders and WHITE voting instruction forms and, in some cases, WHITE forms of proxy, to the Corporation’s non-registered shareholders. Pershing Square has announced that it will propose Mr. Ackman and the Other Pershing Square Nominees for election at the Meeting and that shareholders will receive a blue form of proxy or blue voting instruction form from Pershing Square.

The Corporation believes that voting for the election of directors is a fundamental right of share ownership and that shareholders should therefore have as much flexibility and choice as possible when exercising their right to elect directors. In order to achieve this, the Corporation’s WHITE form of proxy is a “universal” form of proxy and the Corporation’s WHITE voting instruction form is a “universal” voting instruction form. This allows shareholders to vote for individual nominees from among both the Canadian Pacific Nominees and the Other Pershing Square Nominees using the Corporation’s WHITE form of proxy or WHITE voting instruction form. The Board recommends that you vote FOR each of the Canadian Pacific Nominees and do NOT vote for ANY of the Other Pershing Square Nominees.

The Corporation urges shareholders to sign and return only the WHITE form of proxy or WHITE voting instruction form and to IGNORE any blue form of proxy or blue voting instruction form received from Pershing Square. As the Corporation is using a “universal” form of proxy or “universal” voting instruction form which includes the names of all identified director candidates, there is no need to use the Pershing Square blue form of proxy or blue voting instruction form, regardless of how you wish to vote. In addition, only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

What is the purpose of the Meeting?

At the Meeting, you will be asked to vote on the following matters:

•	the appointment of Deloitte & Touche LLP as the Corporation’s auditors;

•	in an advisory, non-binding capacity, the Corporation’s approach to executive compensation; and

•	the election of directors.

How does the Board recommend that I vote?

The Board unanimously recommends that you vote FOR the appointment of Deloitte & Touche LLP as the Corporation’s auditors, FOR the Corporation’s approach to executive compensation, and FOR each of the Canadian Pacific Nominees. For more information on the Canadian Pacific Nominees, refer to “Reasons For Voting in Favour of the Canadian Pacific Nominees” and “Canadian Pacific Nominees for Election to the Board”.

The Corporation urges shareholders to sign and return only the WHITE form of proxy or WHITE voting instruction form and to IGNORE any blue form of proxy or blue voting instruction form received from Pershing Square. As the Corporation is using a “universal” form of proxy or “universal” voting instruction form which includes the names of all identified director candidates, there is no need to use the Pershing Square blue form of proxy or blue voting instruction form, regardless of which candidates for director you

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

VOTE ONLY YOUR WHITE FORM OF PROXY OR WHITE VOTING INSTRUCTION FORM TODAY

To keep current with any developments, visit www.CPonTrack.com intend to support. In addition, the Corporation reminds shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

Where and when is the Meeting?

The Meeting will be held at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta at 8:00 a.m. (Mountain Daylight Time) on Thursday, May 17, 2012. For information regarding voting in person at the Meeting see “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”, as applicable.

How many Shares are outstanding and who are the Corporation’s Principal Shareholders?

As of March 22, 2012, there were 170,856,685 Shares issued and outstanding. Each Share carries one vote on each matter voted upon at the Meeting.

To the knowledge of the directors and officers of the Corporation, based on publicly available information as at March 22, 2012, Pershing Square and its affiliates beneficially owned 24,159,888 Shares, which is approximately 14.2% of the outstanding Shares. To the knowledge of the directors and officers of the Corporation, based on publicly available information as of March 22, 2012, no other person beneficially owned or controlled or directed, directly or indirectly, 10% or more of the outstanding Shares.

What vote is required to elect directors?

At the Meeting, 16 directors will be elected. The 16 director nominees receiving the highest number of FOR votes cast in person or by proxy at the Meeting will be elected to the Board.

Who is entitled to vote at the Meeting?

The Board has fixed March 22, 2012 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the foregoing Notice and to vote at the Meeting or any adjournment or postponement thereof, either in person or by proxy. Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting. Each shareholder is entitled to one vote for each Share held.

Who is soliciting my proxy and how do I appoint a proxyholder?

Management of Canadian Pacific is soliciting your proxies in connection with this Circular and the Meeting. The cost of this solicitation will be borne by the Corporation. Proxies will be solicited by mail, in person, by telephone or be electronic communications. Canadian Pacific has retained Georgeson Inc., 100 University Avenue, 11th Floor South Tower, Toronto, Ontario, M5J 2Y1 (“Georgeson”) and MacKenzie Partners, 105 Madison Avenue, New York, NY, 10016 (“MacKenzie”) to assist with our communications with shareholders and solicitation of proxies. In connection with these services, Georgeson has received an initial fee of $25,000 and MacKenzie has received an initial fee of US$50,000. In addition, Georgeson and MacKenzie will each be reimbursed for disbursements and out-of-pocket expenses as well as an additional fee for each telephone call ($5.00 for Georgeson and US$5.00 for MacKenzie) to or from Canadian Pacific shareholders and additional fees as determined by Canadian Pacific and each of Georgeson and MacKenzie.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

VOTE ONLY YOUR WHITE FORM OF PROXY OR WHITE VOTING INSTRUCTION FORM TODAY

To keep current with any developments, visit www.CPonTrack.com

Shareholders wishing to be represented by proxy (or legal proxy in the case of non-registered shareholders) at the Meeting must deposit a properly executed proxy with the Corporation or its agent, Computershare, prior to the time of voting at the Meeting (including any adjournment or postponement thereof). All Shares represented by a properly executed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

These shareholder materials are being sent to both registered and non-registered shareholders. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares, have been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf.

By choosing to send these materials to you directly as a non-registered shareholder, the Corporation (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the WHITE voting instruction form. In some cases, the Corporation may send you an executed, but otherwise incomplete, WHITE form of proxy. You may vote using any of the methods outlined on the WHITE form of proxy.

If I do not provide management with instructions in my proxy, how will my Shares be voted?

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed WHITE form of proxy or WHITE voting instruction form, and who do not provide instructions concerning any matter identified in the Notice, will have the Shares represented by such form of proxy or voting instruction form voted FOR the appointment of Deloitte & Touche LLP as the Corporation’s auditors, FOR the Corporation’s approach to executive compensation and FOR the election of the Canadian Pacific Nominees.

You may vote “FOR” up to 16 nominees for election as director in total. If you vote “FOR” more than 16 nominees for election as director, none of your votes for any nominees will be counted.

The enclosed WHITE form of proxy or WHITE voting instruction form to be used in connection with the Meeting also confers discretionary authority on the person or persons named to vote on any amendment or variation to the matters identified in the Notice and on any other matter properly coming before the Meeting. As of March 22, 2012, management is not aware of any such amendment, variation or other matter. If, however, any such amendment, variation or other matter properly comes before the Meeting, proxies will be voted at the discretion of the person or persons named on the enclosed WHITE form of proxy or WHITE voting instruction form.

How do I vote for any of the Other Pershing Square Nominees?

The Board unanimously recommends that you vote FOR each of the Canadian Pacific Nominees and do NOT vote for ANY of the Other Pershing Square Nominees.

As the Corporation is using a “universal” form of proxy or “universal” voting instruction form which includes the names of all identified director candidates, there is no need to use the Pershing Square blue form of proxy or blue voting instruction form, regardless of which candidates for director you intend to support. The Corporation urges shareholders to sign and return only the WHITE form of proxy or WHITE voting instruction form and to IGNORE any blue form of proxy or blue voting instruction form received from Pershing Square.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

VOTE ONLY YOUR WHITE FORM OF PROXY OR WHITE VOTING INSTRUCTION FORM TODAY

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What should I do if I receive a form of proxy or voting instruction form from Pershing Square?

Pershing Square has stated its intention to propose Mr. Ackman and the Other Pershing Square Nominees for election at the Meeting. You may receive proxy solicitation materials from Pershing Square, including a proxy circular and a blue form of proxy or blue voting instruction form. The Corporation urges you to sign and return only the WHITE form of proxy or WHITE voting instruction form and to IGNORE any blue form of proxy or blue voting instruction form received from Pershing Square. As the Corporation is using a “universal” form of proxy or “universal” voting instruction form which includes the names of all identified director candidates, there is no need to use the Pershing Square blue form of proxy or voting instruction form, regardless of how you wish to vote. The Corporation reminds you that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

If you have previously voted using the blue form of proxy or blue voting instruction form sent to you by Pershing Square or any party other than management, you have every right to change your vote by following the instructions below under “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”, as applicable. See also “If I change my mind, can I revoke or change my proxy once I have given it?”.

How do I vote if I am a REGISTERED shareholder?

You are a registered shareholder if your name appears on your Share certificate. If this is the case, this Circular will be accompanied by a WHITE form of proxy. If you are a registered shareholder, there are two ways, listed below, that you can vote your Shares:

1)	Voting by Proxy

You may appoint the management appointee or someone else to vote for you as your proxyholder by using the enclosed WHITE form of proxy. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, write the name of the person or company you would like to appoint in the space provided.

You may vote using any of the methods outlined on the WHITE form of proxy.

2)	Voting in Person

As a registered shareholder, you may exercise your right to vote by attending and voting your Shares in person at the Meeting. Upon arriving at the Meeting, report to the desk of our registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), to sign in and revoke any proxy previously given. You do not need to complete or return your WHITE form of proxy if you intend to vote at the Meeting.

To be valid, a proxy must be signed by the shareholder or his or her attorney authorized in writing. There are several ways to submit your WHITE form of proxy which are indicated on the WHITE form of proxy. Carefully review your WHITE form of proxy for these instructions.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

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How do I vote if I am a NON-REGISTERED shareholder?

If your Shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. If your Shares are listed in an account statement provided to you by your broker, those Shares will, in all likelihood, not be registered in your name.

Such Shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. Without specific instructions, U.S. brokers and their agents or nominees are prohibited from voting Shares for the broker’s client with respect to the non-binding advisory vote on the Corporation’s approach to executive compensation and the election of directors, but may vote such Shares with respect to the appointment of Deloitte & Touche LLP.

If you are a non-registered shareholder, there are two ways, listed below, that you can vote your Shares:

1)	Giving Your Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received, from your nominee either (i) a WHITE voting instruction form for completion and execution by you, or (ii) a WHITE form of proxy for completion by you, executed by the nominee and restricted to the number of Shares owned by you. These procedures are to permit non-registered shareholders to direct the voting of the Shares that they beneficially own.

Each nominee has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted at the Meeting. Please contact your nominee for instructions in this regard. You may vote using any of the methods outlined on the WHITE voting instruction form or WHITE form of proxy.

2)	Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the WHITE voting instruction form or WHITE form of proxy to appoint yourself as proxyholder and follow the instructions of your nominee.

Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare. Do not otherwise complete the WHITE voting instruction form or WHITE form of proxy sent to you as your vote will be taken and counted at the Meeting.

How will Shares held in the Corporation’s employee share purchase plan be voted?

Employees of the Corporation are eligible to participate in an employee share purchase plan (“ESPP”) under which they purchase Shares. Shares held by participants under the ESPP (“ESPP Participants”) are held in a custodial account until such time as the Shares held by ESPP Participants are withdrawn from the ESPP pursuant to its terms and conditions.

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Voting rights attached to Shares held by ESPP Participants may be exercised through the use of a WHITE voting instruction form, which provides instructions regarding the voting of Shares held by ESPP Participants. ESPP Participants will have received this Circular together with the WHITE voting instruction form, or advice as to the availability of these documents electronically, from the Corporation’s registrar and transfer agent, Computershare.

Shares held by ESPP Participants will be voted in accordance with the instructions received from the employee.

If I change my mind, can I revoke or change my proxy once I have given it?

Yes. A shareholder may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment or postponement thereof, or in any other manner permitted by law.

In addition to any other manner permitted by law, a shareholder may change a previously submitted proxy or voting instruction by submitting a new proxy or conveying new voting instructions by any of the means described under “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”, as applicable. Non-registered shareholders must ensure that any change in voting instructions are communicated to the applicable nominee sufficiently in advance of the time of voting at the Meeting. Non-registered shareholders who have voted and who wish to change their voting instructions should contact their nominee promptly if assistance is required.

What is the latest time that I can submit my WHITE form of proxy or WHITE voting instruction form?

To ensure that shareholders are provided every opportunity to exercise their right to vote, the Board has elected not to establish a cut-off time prior to the Meeting by which proxies must be deposited. It is important that you submit your WHITE form of proxy or WHITE voting instruction form as soon as possible, and it must be received no later than the time of voting at the Meeting.

The Corporation reminds shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

How will votes be tabulated?

Proxies will be counted and tabulated by the Corporation’s transfer registrar and transfer agent, Computershare.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

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Whom should I contact if I have questions?

If you have any questions about the information contained in this document or require assistance in completing your WHITE form of proxy or WHITE voting instruction form, please contact:

North American toll free number: 1-866-374-9187 or	North American toll free number: 1-800-322-2885 or

International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	Collect calls accepted: (212) 929-5500

Email: askus@georgeson.com	Email: proxy@mackenziepartners.com

How may I contact the registrar and transfer agent?

You may contact Computershare, Canadian Pacific’s registrar and transfer agent, by telephone, Internet or mail, as follows:

By Phone: 1-877-4-CP-RAIL / 1-877-427-7245 (within Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern, or 1-514-982-7555 (international direct dial).

By Internet: www.computershare.com/cp

By Mail: 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1.

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BACKGROUND TO THE PROXY CONTEST

Canadian Pacific’s Multi-Year Plan

Canadian Pacific’s mission is to deliver value to its shareholders by aggressively and successfully executing Canadian Pacific’s Multi-Year Plan. The Multi-Year Plan includes specific targets reflecting enhanced asset velocity, labour productivity and capacity utilization and is comprised of three key elements: (i) driving volume growth and productivity, (ii) expanding network reach and revenue-generating capacity to safely and efficiently support higher volumes, and (iii) controlling costs. As described in detail at Canadian Pacific’s investor day in June 2011, this plan is specifically designed by senior management to generate the best possible operational and financial results from Canadian Pacific’s unique assets and circumstances and is unanimously endorsed by the Board. As part of the Multi-Year Plan, Canadian Pacific accelerated its multi-year capital investment program beginning in Fall 2010, following the end of the recession, in order to materially enhance productivity, reduce costs and provide the quality service and network capacity to fully capitalize on market opportunities.

Pershing Square Files Initial Report Disclosing Acquisition of Shares

On Friday, October 28, 2011, Pershing Square filed a report on Schedule 13D with the United States Securities and Exchange Commission disclosing that it had acquired beneficial ownership of 12.2% of the outstanding Shares. The Schedule 13D included disclosure that Pershing Square “expect[s] to engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of [Canadian Pacific]”.

On October 31 and November 1, 2011, the Board met to engage in previously scheduled strategic planning meetings with senior management and representatives of Canadian Pacific’s financial advisors, Morgan Stanley and RBC Capital Markets. As part of these meetings, the Board received an update on Canadian Pacific’s progress against the Multi-Year Plan as well as a financial analysis of Canadian Pacific prepared by its financial advisors. In light of Pershing Square’s Schedule 13D filing, the Board also invited representatives of Canadian Pacific’s Canadian legal counsel, Fasken Martineau DuMoulin LLP, to attend the meetings and provide legal advice regarding various matters, including the role and duties of the Board in light of the Schedule 13D filing.

Active Board Engagement

Following Pershing Square’s initial Schedule 13D filing, the Board conducted an extensive process involving several formal meetings at which Canadian Pacific’s legal, financial and other advisors were present, to consider Pershing Square’s proposal. Given the nature of Pershing Square’s proposal, the Board’s review process included an in camera session at each formal Board meeting during which Fred Green, President and CEO, and other members of management were not present and Canadian Pacific’s advisors were consulted as necessary. As part of its process, the Board took into account, among other things, the views expressed by shareholders, investors, analysts, customers, employees and other stakeholders.

Canadian Pacific Invites Pershing Square to Meet

On Saturday, October 29, 2011, John Cleghorn, Canadian Pacific’s Chairman, held two telephone discussions with Mr. Ackman to discuss, on a preliminary basis, the Schedule 13D filing and

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Mr. Ackman’s intentions in light of the statements contained in that filing and to invite Mr. Ackman to meet with him and Mr. Green. During those calls, Mr. Ackman advised that he would seek significant changes to Canadian Pacific’s senior management team.

Messrs. Cleghorn and Green subsequently met with Mr. Ackman and two other representatives of Pershing Square on November 2, 2011 to provide Pershing Square with an opportunity to explain its investment objectives with respect to Canadian Pacific. At this meeting, Pershing Square provided Canadian Pacific with a slide deck setting forth Pershing Square’s views regarding Canadian Pacific, which was comprised primarily of a review of Canadian Pacific’s past performance. The slide deck included Pershing Square’s unsupported assertion that Canadian Pacific’s operating ratio (or operating expenses as a percentage of revenue) could be reduced to the mid-60s by 2015, but did not provide or even describe a plan to achieve that result.

Mr. Ackman asserted that the operating ratio would be achieved if Canadian Pacific were to install Hunter Harrison, the retired former President and CEO of Canadian National Railway Corporation (“CN”), as President and CEO of Canadian Pacific, together with a specified senior executive employed by CN (the “CN Executive”). Mr. Ackman advised that he had met personally with Mr. Harrison and that Mr. Harrison had been advising Pershing Square for some months under a consulting contract. Mr. Ackman also suggested that, as Mr. Harrison was still subject to a non-solicitation covenant in favour of CN, Canadian Pacific should hire the CN Executive prior to hiring Mr. Harrison.

Mr. Cleghorn then met privately with Mr. Ackman to further discuss Pershing Square’s proposal. Mr. Cleghorn advised that the Board unanimously supported Mr. Green and the rest of the senior management team. Mr. Cleghorn also advised that Mr. Harrison was well-known to the Board from his time at CN and expressed reservations about Mr. Harrison’s suitability to lead Canadian Pacific. During this conversation, Mr. Ackman expressed willingness to initiate a proxy contest if Canadian Pacific did not adopt Pershing Square’s proposal. This meeting ended without resolution. A short while later, Mr. Cleghorn returned to Mr. Ackman and, welcoming him as a significant shareholder of Canadian Pacific, offered to discuss Pershing Square’s proposal with the Board and respond once the Board had considered it. Mr. Cleghorn also advised that Canadian Pacific would not disclose the discussions publicly and requested that Mr. Ackman maintain the same discretion.

Board Discusses Pershing Square’s Proposal

The Board convened formal meetings on each of November 2, November 3 and November 4, 2011, during which the Board discussed Pershing Square’s proposal with Canadian Pacific’s advisors. Among other things, the Board discussed whether Pershing Square had an informed understanding of Canadian Pacific or had presented any specific suggestions as to how it planned to achieve its investment objectives, and considered Canadian Pacific’s potential response. To facilitate its discussions, the Board instructed Canadian Pacific’s financial advisors to update their financial analysis of Canadian Pacific and advise as to various alternatives and potential responses to Pershing Square’s proposal. The Board was also briefed by Canadian Pacific’s legal advisors on, and discussed, the legal implications of Mr. Harrison’s contractual obligations to CN (a concern later borne out in light of CN’s lawsuit launched against Mr. Harrison in January 2012) and the fact that the other named CN Executive was employed with a competitor and subject to contractual and fiduciary obligations to CN. During its in camera discussion at the meetings, the Board discussed its knowledge of and experience with Mr. Harrison, including his relations with customers, employees and government regulators.

At the conclusion of the meeting, the Board authorized Mr. Cleghorn to contact Mr. Ackman to seek certain clarifications concerning Pershing Square’s proposal, including the details of Pershing

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Square’s plans for Canadian Pacific and the specific steps that Pershing Square would propose for reducing Canadian Pacific’s operating ratio, as well as information about Mr. Harrison’s contractual obligations to CN.

Following the November 4, 2011 Board meeting, Mr. Cleghorn contacted Mr. Ackman to seek the clarifications requested by the Board. During that discussion, Mr. Cleghorn suggested that it might be appropriate to set up a meeting between Mr. Ackman and those individuals involved in preparing the Pershing Square slide deck and certain members of Canadian Pacific’s senior management to better understand the specific assumptions and any specific action plan Pershing Square might have to support its assertions in the slide deck. As Mr. Ackman had earlier advised of Mr. Harrison’s consulting agreement with Pershing Square, Mr. Cleghorn cautioned that Mr. Harrison’s contractual obligations to CN would require careful legal review prior to any such meeting if it were to include Mr. Harrison. Mr. Cleghorn also suggested that Pershing Square’s advisors and Canadian Pacific’s advisors open a line of communication. Thereafter, over the following weeks, the advisors to each of Pershing Square and Canadian Pacific engaged in various discussions regarding Pershing Square’s proposal.

Pershing Square’s Proposal Expands to Include a Demand for Two Board Seats

Later in the evening on November 4, 2011, Mr. Ackman contacted Mr. Cleghorn to follow up on Mr. Cleghorn’s earlier inquiry about setting up a meeting with Canadian Pacific’s senior management to review the Pershing Square slide deck. Mr. Ackman conceded that neither he nor Mr. Harrison had any specific plan detailing how Canadian Pacific would reduce its operating ratio to the level Mr. Ackman had asserted could be achieved and that any such plan would only be developed over time after Mr. Harrison was installed as President and CEO of Canadian Pacific. Mr. Ackman also requested that both he and Mr. Paul Hilal, a partner in Pershing Square, join the Board as soon as possible. Mr. Cleghorn advised that the Board valued the views expressed by Pershing Square and would carefully consider Pershing Square’s proposal, including the new request for Board seats, but also advised that the Board would follow a process consistent with its governance obligations and with the Board’s customary process of evaluating Board candidates.

On November 8, 2011, the Board met together with Canadian Pacific’s advisors. At this meeting, the Board was provided with an update on the discussions that had taken place between Mr. Cleghorn and Mr. Ackman as well as discussions between certain of Canadian Pacific’s advisors and Pershing Square and its advisors. The Board discussed Pershing Square’s proposal, including Mr. Ackman’s admission that he had no specific plan to achieve his stated reduction in Canadian Pacific’s operating ratio. The Board also discussed the risks and uncertainties surrounding hiring Mr. Harrison and the CN Executive. In addition, the Board considered the merits of appointing Messrs. Ackman and Hilal as directors, as well as other potential Board candidates.

During the period between the Board meeting on November 8, 2011 and November 18, 2011, Mr. Cleghorn conferred with Canadian Pacific’s advisors to, among other things, further evaluate the merits of inviting Messrs. Ackman and Hilal to be interviewed for Board positions.

Board Invites Mr. Ackman to be Interviewed for a Board Seat

On November 18, 2011, Mr. Cleghorn advised Mr. Ackman that he would recommend that the Board meet with Mr. Ackman to consider his candidacy for a Board seat. As part of this discussion, Mr. Ackman inquired as to whether the Board had progressed its thinking on whether to hire Mr. Harrison and the CN Executive. Mr. Cleghorn replied that the Board was taking Pershing

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Square’s proposal seriously, noting that the Board was mindful of its corporate governance obligations, which required a careful review of Pershing Square’s proposal.

On November 21, 2011, the Board met together with Canadian Pacific’s advisors. At this meeting, Canadian Pacific’s financial advisors presented their updated financial analysis of Canadian Pacific and various alternatives available to Canadian Pacific in light of Pershing Square’s proposal. The Board also reviewed and discussed a detailed analysis prepared by Canadian Pacific’s senior management regarding the Pershing Square slide deck. While the Board agreed with management’s conclusions regarding the shortcomings of the slide deck, in light of Pershing Square’s substantial shareholding and the assertions made in its slide deck, the Board determined to obtain an independent analysis of both the Pershing Square slide deck and the Multi-Year Plan. Subsequent to the meeting, the Board engaged Oliver Wyman (part of Marsh & McLennan Companies), highly qualified, independent railroad industry experts, to conduct this analysis. This analysis was subsequently conducted under the supervision of the Board’s SOE Committee (as defined below).

The Board also adopted the recommendation of Mr. Cleghorn and Roger Phillips, Chair of the Governance Committee (as defined below), that Mr. Ackman be interviewed for a Board position. The Board also discussed another potential Board candidate it was considering, whose addition was expected to further enhance the Board’s railroad industry expertise. The Board did not believe it appropriate to meet with Mr. Hilal, particularly given that he had no particular railroad industry expertise and offered no additional complementary experience.

The Board also discussed, together with Canadian Pacific’s legal and financial advisors, the confidentiality and other terms that should be negotiated in the event that Mr. Ackman were to be invited to join the Board, taking into account, among other things, the fact that Pershing Square was Canadian Pacific’s largest shareholder and the Board’s belief that Pershing Square’s proposal would be best addressed with Mr. Ackman having the benefit of all relevant facts and information. The Board also received advice from Canadian Pacific’s legal advisors as to the various legal issues to be considered if the Board were willing to engage with either or both of Mr. Harrison and the CN Executive. During its in camera session, the Board engaged in further consideration regarding Mr. Harrison’s suitability to lead Canadian Pacific.

On November 22, 2011, Pershing Square filed a Schedule 13D/A, which disclosed that Pershing Square had exercised a number of options and acquired additional Shares such that it now held beneficial ownership of 12.4% of the Shares.

On November 25, 2011, Mr. Cleghorn contacted Mr. Ackman to confirm that the Governance Committee would be willing to meet with Mr. Ackman to consider him as a candidate for the Board. Mr. Cleghorn also advised that the Board had elected not to consider Mr. Hilal as a Board candidate.

At the end of November 2011, Canadian Pacific announced a public offering of debt totalling US$500 million and CDN$125 million. The proceeds of the offering were used to fund a voluntary pre-payment to Canadian Pacific’s Canadian defined benefit pension plan in order to provide greater flexibility to direct future cash from operations into capital investments.

On December 1, 2011, Pershing Square filed a further Schedule 13D/A, which disclosed publicly for the first time that Pershing Square was seeking changes to Canadian Pacific’s business and operations, executive management and board composition. In doing so, Pershing Square disclosed publicly for the first time the general nature of its proposal.

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Board Proposes to Strengthen its Railroad Industry Expertise

As part of the Board’s ongoing recruitment efforts, the Board considered expanding to include other candidates with railroad and other transportation industry expertise, including Tony L. Ingram, former Executive Vice President and Chief Operating Officer at CSX Transportation Inc. (“CSX”) and Edmond L. Harris, former Executive Vice President Operations at CN and former Executive Vice President and Chief Operations Officer of Canadian Pacific, who was serving as a consultant to Canadian Pacific. Canadian Pacific had previously met with Mr. Ingram and discussed the possibility of him joining the Board, but the timing had not been appropriate for such an appointment given, among other things, Mr. Ingram’s commitments to CSX at that time. The Board was also familiar with Mr. Harris from his time with Canadian Pacific such that the Board determined it would be appropriate for the Governance Committee to interview him as a director candidate. The Board determined that each would be an appropriate candidate to augment the Board and determined to interview each of them.

Board Interviews Mr. Ackman

On December 11, 2011, Mr. Ackman met with the Governance Committee in Calgary. During this meeting, Mr. Ackman requested again that the Board meet with Mr. Hilal, who had accompanied him to Calgary despite the Board’s clearly disclosed intention to meet only with Mr. Ackman at this time. Mr. Ackman also reiterated his demand that Mr. Harrison be installed as President and CEO of Canadian Pacific.

On December 12 and 13, 2011, the Board held a regularly scheduled meeting, which included participation by Canadian Pacific’s advisors, to discuss, among other matters, Pershing Square’s proposal.

On December 13, 2011, the Governance Committee reported to the Board on its meetings with Messrs. Ackman, Ingram and Harris and recommended, in principle, that each be appointed to the Board.

Also on December 13, 2011, Pershing Square filed a Schedule 13D/A which disclosed, among other things, that it had increased its Share ownership to 14.2%.

Board Strengthens its Railroad Industry Expertise and Invites Mr. Ackman to Join the Board

On December 14, 2011, Mr. Cleghorn advised Mr. Ackman that the Board had approved in principle his joining the Board, subject only to entering into customary confidentiality and standstill arrangements, and advised him that the Board also planned to invite two additional strong directors to join the Board, each of whom was well-known in the railroad industry. Mr. Ackman requested a copy of the confidentiality and standstill agreement to review, and suggested that Canadian Pacific proceed with announcing the appointment of the other two directors.

On December 15, 2011, the Board met, together with Canadian Pacific’s advisors, to formally approve the proposed additional appointments to the Board. At the meeting, Mr. Cleghorn briefed the Board regarding his recent discussions with Mr. Ackman. Legal counsel was instructed to finalize a draft form of confidentiality and standstill agreement to be presented to Mr. Ackman’s counsel for discussion. Later that day, Canadian Pacific announced that it had appointed Messrs. Ingram and Harris to the Board. In addition to being appointed to the Board, Messrs. Ingram and Harris were appointed to the Board’s SOE Committee, which oversees the execution of the Multi-Year Plan.

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On December 16, 2011, Mr. Cleghorn discussed with Mr. Ackman the Board’s invitation to him to join the Board. Mr. Ackman offered strong support for the addition of Messrs. Ingram and Harris to the Board and expressed a desire to expeditiously finalize his appointment to the Board.

On December 19, 2011, a representative of Paul, Weiss, Rifkind, Wharton & Garrison (“Paul, Weiss”), Canadian Pacific’s US legal counsel, sent a draft of the confidentiality and standstill agreement to Pershing Square for discussion purposes and invited a discussion of its terms.

On December 23, 2011, Pershing Counsel contacted the Paul, Weiss representative to advise that Pershing Square would not sign the confidentiality and standstill agreement and had no interest in negotiating it.

Pershing Square’s Demands are Made Public

After a week of no communications from Pershing Square or its advisors, on the morning of Friday, December 30, 2011, The Globe and Mail published an article titled “CP’s activist investor eyes former CN CEO Mr. Hunter Harrison”. The article, citing sources “familiar with the strategy of [Pershing Square]”, disclosed publicly for the first time Mr. Ackman’s proposal to replace Mr. Green with Mr. Harrison.

On January 2, 2012, the Board met, together with Canadian Pacific’s advisors, to discuss the media reports about Mr. Harrison and consider an appropriate response. In particular, the Board was concerned that the publicity of Pershing Square’s proposal, coupled with the false statement contained in The Globe and Mail article that some of Canadian Pacific’s directors had expressed enthusiasm for Mr. Harrison and requested a meeting with him, would adversely impact the Board’s ability to engage in constructive dialogue with Pershing Square and reach an agreement that would advance the best interests of Canadian Pacific and its shareholders. After discussion, the Board determined to send an open letter to Mr. Ackman which would state, among other things, the Board’s concern about certain inaccuracies and mischaracterizations appearing in the media, but would also include a reiteration of the Board’s willingness to continue the dialogue with Pershing Square in order to advance the best interests of Canadian Pacific.

At the meeting, the Board also engaged in further discussion of Mr. Harrison’s suitability to lead Canadian Pacific, taking into account its knowledge of and experience with Mr. Harrison, including his relations with customers, employees and government regulators.

On January 3, 2012, Mr. Cleghorn, on behalf of the Board, sent the letter to Mr. Ackman, which was filed publicly. Later the same day, Mr. Ackman responded with an open letter to Mr. Cleghorn, advising that neither he nor any Pershing Square representative made inaccurate statements to the press and reiterating his demands for two board seats and that Mr. Harrison be installed as President and CEO of Canadian Pacific.

Also on January 3, 2012, CN issued a statement clarifying some of the retirement arrangements between Mr. Harrison and CN, which described a broad range of confidentiality and multi-year non-competition and non-solicitation provisions to which Mr. Harrison was subject.

Pershing Square Threatens “Nuclear Winter”

On the morning of January 4, 2012, Mr. Cleghorn received an email from Mr. Ackman with the subject line “War and Peace”. The email threatened that unless Messrs. Ackman and Hilal were

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promptly appointed to the Board and Mr. Harrison was promptly installed as President and CEO of Canadian Pacific, Pershing Square would turn a “border skirmish” into a “nuclear winter” and initiate a proxy contest.

Mr. Cleghorn replied to Mr. Ackman’s “Nuclear Winter” email, expressing that Canadian Pacific would like to reach an agreement with Pershing Square that advances the best interests of Canadian Pacific and advising that he would discuss the email with the Board.

On that same day, the Board convened a meeting, together with Canadian Pacific’s advisors, to discuss the “Nuclear Winter” email and an appropriate response, as well as the considerations they had previously discussed regarding Mr. Harrison’s suitability to lead Canadian Pacific.

Board Publicly Reiterates Unanimous Support for Management; Pershing Square Announces Proxy Contest

On January 8, 2012, the Board met, together with Canadian Pacific’s advisors, to discuss a draft open letter to shareholders to counter misinformation reaching shareholders through the media, publicly reiterate the Board’s unanimous support of Fred Green and the management team and detail Canadian Pacific’s progress against the Multi-Year Plan. The Board also discussed the lack of any plan or clear timetable brought forward by Pershing Square, as well as the considerations the Board had previously discussed regarding Mr. Harrison’s suitability to lead Canadian Pacific. The Board then approved publicly issuing the open letter to the shareholders.

On January 9, 2012, after Mr. Cleghorn had contacted Mr. Ackman to advise him the letter would be issued, Canadian Pacific issued by news release the open letter to shareholders titled “CP Executing On Clear Plan To Achieve Low 70s Operating Ratio As Quickly And Efficiently As Possible”. In the letter, the Board provided shareholders with an update regarding the continuing successful execution of Canadian Pacific’s Multi-Year Plan, including that the Board was confident in Canadian Pacific’s ability to reach an operating ratio in the low 70s in the next three years. Canadian Pacific also reiterated its offer to have Mr. Ackman join the Board so that a constructive, Board-level dialogue based on all the relevant facts and information could commence. The Board also stated its unanimous conclusion that Pershing Square’s demand to replace Mr. Green with Mr. Harrison was not in the best interests of Canadian Pacific and would jeopardize Canadian Pacific’s successful execution of the Multi-Year Plan.

Later on January 9, 2012 after the release of the open letter, Mr. Ackman, in an interview with the Bloomberg news service, disclosed that Pershing Square intended to initiate a proxy contest for Canadian Pacific.

CN Commences Legal Action Against Mr. Harrison

On January 13, 2012, CN issued a press release stating its view that Mr. Harrison’s taking a position with Canadian Pacific would violate the non-competition provisions agreed upon by CN and Mr. Harrison. CN’s press release also “put Mr. William A. Ackman of Pershing Square Capital Management, L.P., on notice to cease any efforts to induce breaches of Mr. Harrison’s contractual obligations to CN”.

On January 23, 2012, CN commenced legal action against Mr. Harrison. CN filed a complaint in Illinois for declaratory relief against Mr. Harrison alleging that, among other things, Mr. Harrison’s involvement with Pershing Square involved breaches and anticipatory breaches of the

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non-competition, non-disclosure and cooperation provisions of his employment agreement with CN. In its court filings, CN disclosed that it had suspended payment of Mr. Harrison’s pension and certain other benefits valued, in the aggregate, at approximately US $40 million.

Later on January 23, 2012 following publication of the lawsuit, Mr. Ackman stated in an interview with Bloomberg that Pershing Square was prepared to guarantee Mr. Harrison’s retirement benefits if CN were successful in its legal action. Mr. Harrison filed his answer, affirmative defences and counterclaims to the CN lawsuit on March 9, 2012.

Pershing Square Initiates Proxy Contest

On January 23, 2012, Canadian Pacific issued a press release announcing that it would hold its annual meeting of shareholders on May 17, 2012. Earlier that same day, Pershing Square had sent Canadian Pacific a requisition for a special meeting of shareholders, but withdrew it after Canadian Pacific announced the meeting date.

On January 24, 2012, Pershing Square filed a document identifying five director nominees proposed by Pershing Square and issued a press release advising that it intended to commence the solicitation of proxies by public broadcast. Pershing Square subsequently announced a sixth nominee on February 22, 2012.

On January 26, 2012, Canadian Pacific issued a press release and held an investor call regarding its results for the fourth quarter of 2011. These results demonstrated record-breaking operational improvements for the quarter, including in the areas of car miles per day, active cars on line and terminal dwell.

On January 30, 2012, Mr. Ackman announced that he would be holding an investor meeting in Toronto on February 6, 2012 for Canadian Pacific’s shareholders and other interested parties.

On February 3, 2012, the Board met with Canadian Pacific’s advisors and discussed recent feedback received from shareholders and analysts in light of public speculation regarding Pershing Square’s proposal. The Board also discussed Pershing Square’s upcoming investor meeting.

Pershing Square Holds Investor Meeting; Canadian Pacific Responds to Inaccurate Statements by Pershing Square

On February 6, 2012, Pershing Square held its investor meeting in Toronto. The meeting included a presentation by Messrs. Ackman and Hilal setting forth the proposal to install Mr. Harrison as President and CEO of Canadian Pacific, Pershing Square’s view of Canadian Pacific’s historical performance and an introduction of Mr. Harrison and Pershing Square’s nominees known at the time. At the investor meeting Mr. Ackman and Mr. Harrison conceded that neither Pershing Square nor Mr. Harrison had any plan for reducing Canadian Pacific’s operating ratio, with Mr. Harrison admitting that continued successful progress against the Multi-Year Plan might be halted if he were installed as President and CEO. Mr. Harrison said:

I think if you look at what typically happens is that the first year, 18 months, it’s hard to move the needle a whole lot because you’re going through change and you’re going through a different group and staff and you’re changing the operating plan and you’re putting things together.

On February 8, 2012, Mr. Green sent a letter to Canadian Pacific’s employees, updating them as to the status of Canadian Pacific’s ongoing meetings with shareholders, as well as responding to

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certain of the claims made by Pershing Square at its February 6, 2012 investor meeting. In particular, the letter noted that neither Pershing Square nor Mr. Harrison had offered any plan or clear timetable to improve Canadian Pacific’s operations. In addition, the letter refuted erroneous assertions made by Pershing Square regarding Canadian Pacific’s acquisition of the Dakota, Minnesota and Eastern Railroad (“DM&E”), the Board’s alignment with shareholders and Canadian Pacific’s executive compensation incentives.

On February 10, 2012, following Mr. Harrison’s participation in Pershing Square’s investor meeting, CN amended its lawsuit against Mr. Harrison, and cancelled his pension and certain other benefits. In the amended complaint, CN alleged that Mr. Harrison’s participation at the investor meeting breached his non-competition covenant and that he would necessarily breach his confidentiality covenant if he were to become President and CEO of Canadian Pacific. CN also advised in its filings that it would consider seeking, at the appropriate time, an injunction to restrain Mr. Harrison from engaging with Canadian Pacific.

Canadian Pacific Builds its Business and Receives Support from Customers

Throughout the period of Pershing Square’s activities following its Schedule 13D filing, Canadian Pacific continued to successfully execute the Multi-Year Plan and build its business. Some of these successes were detailed in a March 7, 2012 open letter from the Board to shareholders titled “CP’s Strong, Established Customer Relationships Support Growth, Profitability and Continued Success of Multi-Year Plan”. In the letter, the Board emphasized the success of Canadian Pacific’s focus on strong customer relationships, positioning Canadian Pacific to achieve robust volume growth. The letter noted that during 2011 and early 2012, Canadian Pacific signed a number of commercial agreements with customers, terminal operators and ports that will drive improvements in supply chain performance and enable growth. These include, among others, agreements with Canadian Tire and Canpotex. Canadian Pacific’s new longer-term contracts, such as those under which Canadian Pacific has agreed to transport millions of tons of coal and potash, now include built-in mechanisms for price escalation and full fuel recovery. The letter also stated that Canadian Pacific’s planned capital investments are expected to further improve productivity and profitability over the term of these contracts. The letter also shared with investors numerous messages of support for Canadian Pacific’s management team from a number of Canadian Pacific’s major customers, including Teck, The Mosaic Company, Canadian Tire, Paterson Global Foods, Consolidated Fastfrate Inc., the Yanke Group of Companies and Wheels Group.

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REASONS FOR VOTING IN FAVOUR OF

THE CANADIAN PACIFIC NOMINEES

The Canadian Pacific Board of Directors unanimously recommends that shareholders

Vote FOR all of the Canadian Pacific Nominees and

Do NOT vote for ANY of the Other Pershing Square Nominees

The reasons for the Board’s recommendation include:

Canadian Pacific is Aggressively Executing a Successful, Value-Enhancing Plan

•

Canadian Pacific’s Multi-Year Plan includes an ambitious but achievable operating ratio target of between 70 and 72 for 2014 that will drive substantial shareholder value and Canadian Pacific believes that the continued successful execution of the Multi-Year Plan will deliver further improvements to its operating ratio, with a target of between 68.5 and 70.5 for 2016.

•	The successful execution of the Multi-Year Plan is already yielding record operating results and has significant momentum.

•	The Multi-Year Plan is being executed by a strong management team under the oversight of the Board.

•

The Multi-Year Plan has been reviewed and assessed by Oliver Wyman (part of Marsh & McLennan Companies), highly qualified, independent railroad industry experts retained by the Board, which has concluded that, based upon the assumptions set out below and the continued successful execution of the Multi-Year Plan by management, an operating ratio of between 70 and 72 for 2014 is within a reasonable range of achievement.

Canadian Pacific’s Board Has the Required Expertise and Experience to Oversee the Execution of the Multi-Year Plan and Hold Management Accountable for its Success

•

The Board has significant breadth and depth of expertise and experience, including in the railroad and complementary industries, with a recognized commitment to the highest standards of corporate governance.

•	The Other Pershing Square Nominees have no evident railroad industry experience and add no other complementary industry experience.

•

The Board has engaged with Mr. Ackman and maintains an open invitation for him to join the Board, an invitation which Mr. Ackman has so far declined. Instead, Pershing Square has launched an unnecessary and costly proxy contest.

Pershing Square’s Proposal is Ill-Conceived and Introduces Unwarranted Risk to Shareholder Value

•	Pershing Square has demonstrated a lack of understanding of Canadian Pacific’s business.

•	Pershing Square has disclosed no specific plan to achieve its stated operating ratio targets.

•	Pershing Square’s operating ratio targets for Canadian Pacific are unrealistic and lack credibility.

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•	The only stated goal of Pershing Square is to install Mr. Harrison as President and CEO, who the Board believes is not the right leader for Canadian Pacific.

•	Installing Mr. Harrison as President and CEO would, by his own admission, seriously delay and disrupt Canadian Pacific’s progress in executing the Multi-Year Plan.

Conclusion

The Board has carefully considered Pershing Square’s proposal and believes that a change in senior management would seriously delay and disrupt the continued successful execution of Canadian Pacific’s Multi-Year Plan and negatively impact shareholder value. Pershing Square has demonstrated a lack of understanding of Canadian Pacific’s business and its proposal contains no plan to achieve its stated targets. In fact, Pershing Square’s only stated goal is to replace Canadian Pacific’s President and CEO, Fred Green, who is leading the aggressive and successful execution of the Multi-Year Plan, with Mr. Harrison, who the Board believes is not the right leader for Canadian Pacific.

A vote for the Canadian Pacific Nominees is a vote for the continued careful and focused execution of the value-generating Multi-Year Plan. A vote for any of the Other Pershing Square Nominees is a vote for risk and uncertainty, which would not be in the best interests of Canadian Pacific or its shareholders.

The Canadian Pacific Board of Directors unanimously recommends that shareholders

Vote FOR all of the Canadian Pacific Nominees and

Do NOT vote for ANY of the Other Pershing Square Nominees

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CANADIAN PACIFIC IS AGGRESSIVELY EXECUTING A SUCCESSFUL, VALUE- ENHANCING PLAN

Canadian Pacific’s Multi-Year Plan includes an ambitious but achievable operating ratio target of between 70 and 72 for 2014 that will drive substantial shareholder value and Canadian Pacific believes that the continued successful execution of the Multi-Year Plan will deliver further improvements to its operating ratio, with a target of between 68.5 and 70.5 for 2016.

Canadian Pacific is aggressively and successfully executing the Multi-Year Plan, which has been specifically designed to generate the best possible operational and financial results from Canadian Pacific’s unique assets and circumstances. Canadian Pacific believes the aggressive execution of the Multi-Year Plan will allow it to achieve an operating ratio between 70 and 72 for 2014, and that the continued successful execution of the Multi-Year Plan will deliver further improvements to its operating ratio, with a target of between 68.5 and 70.5 for 2016. A steadily improving operating ratio will drive shareholder value by concurrently improving both earnings per share and free cash flow.

Clear strategy to lower operating ratio

The chart below illustrates how execution of the Multi-Year Plan is expected to produce a net decrease in operating ratio to between 70 and 72 for 2014 based on management’s current assumptions underlying the Multi-Year Plan. Starting from a 2011 operating ratio of 81.3, the chart shows the current projected impact of each key contributor to Canadian Pacific’s operating ratio over the period starting in 2012 and ending 2014 as a result of executing the Multi-Year Plan. In addition, the chart shows the projected impact of such key contributors beyond 2014 to 2016, which Canadian Pacific believes will deliver further improvements to its operating ratio, with a target of between 68.5 and 70.5 for 2016.

Source: Management estimates.

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Notes:

The chart contains forward-looking information and is subject to a number of assumptions regarding, among other things, the continued successful execution of the Multi-Year Plan, rates of economic growth in Canada and the United States, fuel prices, bulk production and export levels and rates of return on pension plan investments, as well as the assumptions and other factors discussed under “Forward-Looking Information”.

Volume Growth comprises the following:

Recovery: refers to anticipated volume that was not realized in 2011 due to temporary loss of both network capacity and volumes in the first half of 2011 resulting from the significant disruptions to Canadian Pacific’s operations caused by unusually severe winter weather and the impact of subsequent flooding.

Organic Growth: refers to anticipated incremental volumes associated with anticipated North American and Global economic growth.

Strategic Initiatives: refers to anticipated incremental volumes associated with Canadian Pacific’s business development activities as described below under the heading “Essential Components of the Multi-Year Plan — 1 — Drive volume growth and productivity”.

Volume-Related Productivity: refers to improved operating margins anticipated as a result of leveraging available train capacities.

Real Price: refers to anticipated annual freight rate increases plus improved quality and coverage of Canadian Pacific’s Fuel Surcharge Program, less annual inflation increases, on all of Canadian Pacific’s input costs.

Productivity: refers to the anticipated results of Canadian Pacific’s various cost reduction initiatives as described below under the heading “Essential Components of the Multi-Year Plan — 3 — Control costs”.

Pensions: refers to anticipated costs associated with Canadian Pacific’s defined benefits pension plans and post-retirement benefits, as described under “Management’s Discussion and Analysis” in Canadian Pacific’s 2011 Annual Report, which is available online at www.cpr.ca or www.sedar.com.

Depreciation: refers to anticipated additional costs associated with Canadian Pacific’s annual Capital Plan, key elements of which are referred to below under the heading “Essential Components of the Multi-Year Plan — 2 — Expand Canadian Pacific’s network reach and revenue-generating capacity to safely and efficiently support higher volumes”.

Other: refers to all other anticipated general and administration expenses necessary for the ongoing conduct of business.

Beyond 2014: refers to anticipated net operating ratio improvements beyond 2014 to 2016 as a result of Organic Growth, Real Price and Productivity, less Pensions, Depreciation and Other.

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Essential Components of the Multi-Year Plan

1 — Drive volume growth and productivity. Building on Canadian Pacific’s past successes in reducing and controlling operating costs, volume growth is key to lowering Canadian Pacific’s operating ratio and driving shareholder value.

•

Canadian Pacific continues to build on its strong customer relations, having recently entered into significant commercial agreements with existing customers, including long-term agreements with Teck, Canpotex and Canadian Tire.

•

Canadian Pacific has also targeted its business development activities on growing markets, such as ethanol and oil, both from the Bakken oil fields in North Dakota and the oilsands region of Alberta, and is expected to benefit from the ongoing success of these activities and the resulting increase in traffic volumes through the life of the Multi-Year Plan and beyond.

2 — Expand Canadian Pacific’s network reach and revenue-generating capacity to safely and efficiently support higher volumes. To efficiently handle the higher volumes integral to lowering its operating ratio — and driving shareholder value — Canadian Pacific has undertaken initiatives to expand its network reach and revenue-generating capacity. Investments in these initiatives will result in an after-tax rate of return well in excess of Canadian Pacific’s cost of capital. Key initiatives include:

•

acquiring the DM&E in 2007 (with approval by the United States Surface Transportation Board in 2008) which, by further extending the reach of Canadian Pacific’s network into the US Midwest, has provided an attractive return on capital and continues to generate strong revenue and earnings;

•	adding 91 new high-horsepower, high-efficiency GE Evolution Series AC locomotives in late 2011 and the first quarter of 2012, while retiring or off-leasing older, less efficient locomotives;

•

executing an on-going program to modernize and increase the inter-operability of both its six-axle main line and four-axle yard and roadswitcher locomotive fleets, resulting in improved utilization, lower fuel consumption rates, reduced maintenance costs and a reduced roadswitcher fleet;

•

investing up to $250 million to increase the capacity and enhance the service characteristics of its northern main line that links Winnipeg, Manitoba and Edmonton, Alberta, which by completion at the end of 2013 will provide increased capacity for bulk commodity growth, reduced route mile options to lower costs, enhanced service levels for intermodal traffic and an overall increase in network resilience;

•	investing $90 million on its routes that connect Western Canada and the US Midwest in response to successful business development activities in the intermodal, energy and frac sands markets; and

•	investing up to $100 million on its Western Corridor to increase capacity for, and enhance margins on, the bulk, intermodal and general merchandise traffic handled on this route.

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3 — Control costs. As it has for several years, Canadian Pacific continues to implement measures to reduce and control both its fixed and volume-related costs and to improve operating margins.

•	Canadian Pacific’s ongoing investment in its network reach and revenue-generating capacity is the best means to grow volumes profitably and to control costs though enhanced operating efficiency.

•

Canadian Pacific’s programs to improve asset velocity, labour productivity and the capacities of its corridors and train designs are well underway and are expected to deliver incremental annual operating income benefits of $180 million by 2014 and $235 million for 2016. These initiatives include:

•	consolidation of Canadian Pacific’s locomotive shops from eight to four locations;

•	continued execution of Canadian Pacific’s “Long Train Strategy”, which involves capital investment to lengthen passing sidings to enable operation of longer and more efficient train designs;

•	a comprehensive suite of investments that will improve Canadian Pacific’s locomotive fuel consumption rate; and

•	continued roll-out of new operating practices and service products that will enable further gains in rail car utilization and customer order fulfillment rates.

•	Canadian Pacific has been successfully executing a multi-year strategy to sell as many as 1400 miles of low-margin lines, of which 1100 miles have been sold to date.

The successful execution of the Multi-Year Plan is already yielding record operating results and has significant momentum

The Multi-Year Plan successfully produced an initial 410 basis point improvement in operating ratio from 2009 to 2010. Significant disruptions to Canadian Pacific’s operations in the first half of 2011 due to unusually severe winter weather and the impact of subsequent flooding affected Canadian Pacific’s progress, but performance steadily improved through the second half of that year. As described in greater detail below, in the fourth quarter of 2011 Canadian Pacific achieved record results in a number of operating metrics. Customers are directly benefitting from this improvement and responding positively. Recent long-term contracts and numerous positive customer testimonials demonstrate the momentum of the Multi-Year Plan in the key area of volume growth.

Management’s execution of the Multi-Year Plan is improving volume growth and productivity, both of which have been driven by Canadian Pacific’s capital investments and business development initiatives.

•

Volume Growth: Canadian Pacific delivered real price increases in every quarter of 2011. In the fourth quarter of 2011, Canadian Pacific increased revenues by 9% and revenue ton-miles by 4% from the same quarter in 2010. Volume growth is fuelled further by continued success in improving operating metrics. Improvements in efficiency and productivity create a better customer experience, resulting in stronger partnerships and new opportunities to drive volume. During 2011 and early 2012, Canadian Pacific signed a number of commercial agreements with customers, terminal operators and ports that will drive improvements in supply chain performance and enable growth. These include long-term agreements with Teck, Canpotex and Canadian Tire.

•	Productivity: Canadian Pacific had a record-breaking year in 2011 for full year train weights. From the fourth quarter of 2010 to the fourth quarter of 2011, Canadian Pacific increased train

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speeds by 8% and car velocity by 20%, and reduced terminal dwell by 20% and fuel consumption rates by 3%. In addition, Canadian Pacific completed five out of nine planned new sidings on its British Columbia coal route, resulting in eight of 22 coal trains now at the new design target of 152 cars per train, which represents an 18% increase in the number of cars per train as compared to the previous design. Also in the fourth quarter of 2011, Canadian Pacific recorded month-over-month locomotive productivity improvements and record employee productivity compared with the fourth quarter of 2010.

As described below, Canadian Pacific has also made further significant improvements in terms of both volume growth and operating metrics through February 2012.

Canadian Pacific’s Terminal Dwell

“Terminal Dwell” is the average time a rail car resides at a specified terminal location measured in hours. It is a measure of the efficiency with which Canadian Pacific effects train-to-train connections in delivering its service offering to its customers. Decreasing terminal dwell is indicative of improving rail car utilization and lower ownership, leasing and maintenance costs. As illustrated in the chart below, compared to the average of the results achieved during year-to-date February 2011, 2010 and 2009, Canadian Pacific’s terminal dwell improved by 29% year-to-date February 2012.

Sources: American Association of Railways, management analysis.

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Canadian Pacific’s Car Miles per Car Day

“Car Miles per Car Day” is a measure of rail car utilization. Increasing Car Miles per Car Day is indicative of fluid network operations and consistent, efficient execution of Canadian Pacific’s service offering to its customers. As illustrated in the chart below, compared to the average of the results achieved during year-to-date February 2011, 2010 and 2009, Canadian Pacific’s Car Miles per Car Day increased by 45% year-to-date February 2012, thereby setting a new performance record of 208 miles per day.

Source: Management analysis.

Other strong operating metrics achieved year-to-date February 2012 (compared to the averages of the results achieved year-to-date February 2011, 2010 and 2009) include a 17% increase in volume as measured by revenue ton-mile, a 26% reduction in active cars on line and a 15% increase in American Association of Railroads network average train speed.

The Multi-Year Plan is being executed by a strong management team under the oversight of the Board

Canadian Pacific’s Board includes individuals with extensive, relevant experience in railroads and complementary industries, including energy, natural resources and food and agriculture. The Board has expressed its confidence in, and unanimous support for, Canadian Pacific’s strong, experienced management team, which is aggressively and successfully executing the Multi-Year Plan. The Board and its SOE Committee are monitoring Canadian Pacific’s performance and will continue to hold Canadian Pacific’s senior management fully accountable for delivering on the Multi-Year Plan.

The Board believes that Canadian Pacific’s management team is in the best position to continue its successful execution of the Multi-Year Plan owing to its success in such areas as driving growth and productivity, expanding Canadian Pacific’s network reach and revenue-generating capacity and controlling costs, all of which will help to drive a lower operating ratio.

The Board recognizes the exemplary leadership demonstrated by its President and CEO, Fred Green, as Canadian Pacific has successfully responded to significant external challenges while

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aggressively and successfully executing on the Multi-Year Plan. In particular, Mr. Green met the challenges of a precipitous recession-driven downturn in volume in 2009 and implemented innovative solutions to meet Canadian Pacific’s defined benefit pension plan obligations in an extremely difficult capital markets environment. The Board also notes the important contributions made by Mr. Green and his senior management team to establish Canadian Pacific as the industry leader in safe train operations. Safety is a high priority for Canadian Pacific since it is critical to Canadian Pacific’s key stakeholders, the efficiency of its operations, and long-term value for shareholders.

The Board believes that any change to senior management at this time would seriously delay and disrupt Canadian Pacific’s progress in executing the Multi-Year Plan and negatively impact shareholder value.

The Multi-Year Plan has been reviewed and assessed by Oliver Wyman, highly qualified, independent railroad industry experts retained by the Board, which has concluded that, based upon the assumptions set out below and the continued successful execution of the Multi-Year Plan by management, an operating ratio of between 70 and 72 for 2014 is within a reasonable range of achievement

Review and Analysis by Oliver Wyman

Given Pershing Square’s assertion that Canadian Pacific could achieve an operating ratio in the mid 60s for 2015, in November 2011, the Board retained Oliver Wyman, highly qualified, independent railroad industry experts, to prepare a report evaluating the reasonableness of both Canadian Pacific’s Multi-Year Plan (as of October 31, 2011) to reduce operating ratio to the low 70s for 2014 and the assertion that an operating ratio of 65 could be achieved for 2015. Oliver Wyman independently concluded that the Multi-Year Plan was both reasonable and achievable and that an operating ratio of 65 for 2015 was neither realistic nor achievable. Partners in Oliver Wyman have been engaged in the past by railroad senior management and boards to advise on corporate turnarounds, business and operational redesign, organizational restructuring, and performance improvement.

Conclusions of Oliver Wyman

In its report, Oliver Wyman concluded that the Multi-Year Plan (as of October 31, 2011) was both reasonable and achievable in the overall context of expected market conditions, the competitive environment and the action plans supporting major productivity initiatives.

Oliver Wyman also concluded that an operating ratio of 65 for 2015 was neither realistic nor achievable. This conclusion was based on industry experience with respect to the time needed by the other five largest Class I railroads to achieve a 1300 basis point operating improvement from a starting point of 78. Additionally, the conclusion was supported by its assessment of differences between the Canadian Pacific and CN franchises. This conclusion was consistent with the management analysis prepared for and reviewed by the Board in November 2011.

In its evaluation of the Multi-Year Plan, Oliver Wyman undertook an in-depth assessment of revenue, operating expense and capital expenditure projections and forecasts in the Multi-Year Plan to evaluate, in aggregate, its reasonableness and feasibility and to identify any major execution risks.

In preparing its report, Oliver Wyman stress-tested the Multi-Year Plan’s underlying revenue growth and cost assumptions against historic performance, expected market conditions and

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competitive environment. In addition, Oliver Wyman assessed in detail Canadian Pacific’s major productivity initiatives to test the robustness of its action plans and to assess the reasonableness of the costs and benefits of each.

In its assessment of the reasonableness of the assertion that an operating ratio of 65 could be achieved for 2015, Oliver Wyman identified important inherent structural differences between Canadian Pacific and CN franchises that support its conclusions. Principal among these is the significant difference between main line grades and severity of curvature on comparable routes. Canadian Pacific has a more limiting track structure as a result of routes determined when Canadian Pacific and CN were originally constructed. Oliver Wyman’s comprehensive and in-depth review of track charts, timetables and traffic flows has determined that Canadian Pacific must operate an additional 203 main line AC locomotives to compensate for its steeper grades and more severe degree of track curvature relative to CN. This requirement to operate with this greater number of locomotives results in higher expenses for fuel, equipment maintenance and depreciation.

Updated Projections Subsequently Incorporated in the Multi-Year Plan

On January 26, 2012, Canadian Pacific concurrently released its fourth-quarter 2011 results and provided an update on the Multi-Year Plan.

As stated by President and CEO Fred Green, “Our operational metrics are a leading indicator of both customer satisfaction and financial results. The operational improvements we have already achieved will now begin to drive enhanced financial results in the first quarter of 2012 and, as we continue to execute on our Multi-Year Plan, further operational improvements will deliver financial benefits. Given our recent market successes and operating trends, we can now with confidence, narrow our target operating ratio range to 70 to 72 per cent in three years and we have no intention of stopping there.”

The updated projections incorporated in the Multi-Year Plan concern both revenues and expenses and include:

•	a reduction in expected pension expense as a result of Canadian Pacific’s December 2011 $600 million voluntary prepayment to the Canadian defined benefit pension plan;

•	additional volumes associated with a variety of successful business development initiatives and customer contract negotiations;

•	additional revenue associated with confirmed changes to the methodology employed by third parties in determining annual cost indices; and

•	updated operating metrics consistent with the rate of improvement realized through the fourth quarter of 2011 and continuing through the first two months of 2012.

Oliver Wyman has reviewed the facts supporting Canadian Pacific’s decision to update its Multi-Year Plan and narrow its target operating ratio range to 70 to 72 for 2014. Based on the current trajectory of revenue and operating metric improvement and the assumption that such trajectory is sustained by management, Oliver Wyman has concluded that the narrowed target operating ratio range is within a reasonable range of achievement.

Credentials of Oliver Wyman

Oliver Wyman is well qualified to review the Multi-Year Plan and the Pershing Square assertions. Oliver Wyman is a leading, global management consulting firm with offices in over 50 cities across

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25 countries and a staff of 3,000 professionals. The firm offers its clients a combination of deep industry knowledge with specialized expertise in strategy, operations, risk management, organizational transformation, and leadership development.

Oliver Wyman’s Surface Transportation Practice employs a large and experienced group of Partners dedicated to the rail industry. Over the years, it has carried out major strategic, operational, and performance assessment assignments for many of the major railroads in North America and for many state-owned railroads around the world. Partners have a deep background in rail and related industries, and many have had direct, hands-on experience in senior management positions at carriers.

Oliver Wyman was engaged by the Board and reported its analysis and financial conclusions to the Board’s SOE Committee on behalf of the Board. Oliver Wyman was paid a fixed fee for its report and no part of its compensation was contingent on the conclusions reached in its report.

CANADIAN PACIFIC’S BOARD HAS THE REQUIRED EXPERTISE AND

EXPERIENCE TO OVERSEE THE EXECUTION OF THE MULTI-YEAR PLAN AND HOLD

MANAGEMENT ACCOUNTABLE FOR ITS SUCCESS

The Board has significant breadth and depth of expertise and experience, including in the railroad and complementary industries, with a recognized commitment to the highest standards of corporate governance

The Board includes individuals with extensive, relevant experience in railroads and complementary industries, including energy, natural resources and food and agriculture. This experience in complementary industries has provided the Board with valuable insight regarding Canadian Pacific’s operating landscape and customer perspectives. The Board also includes individuals with significant public company experience, both as executives and directors, and leaders from the fields of law, government, banking and finance. They are an experienced, highly qualified and independent Board and are well positioned to provide shareholders with continued strong, experienced and independent leadership, and to fairly represent the interests of all shareholders.

The names and biographies of the Canadian Pacific Nominees are set out under ”Canadian Pacific Nominees for Election to the Board”.

The Board has clearly demonstrated that it is committed to ensuring that Canadian Pacific meets the highest standards of North American corporate governance, having continually adopted “best in class” governance practices including, most recently, majority voting and “say on pay”. Canadian Pacific was awarded the “Gavel Award for Best Disclosure of Board Governance Practices and Director Qualifications” by the Canadian Coalition for Good Governance in 2009. Canadian Pacific was also named as the top-ranked industrial company in both 2011 and 2010 by The Globe and Mail in its annual “Board Games” review of corporate governance practices.

The Board is receptive to change and undergoes continual renewal. The Board was strengthened by the addition in May 2011 of Richard George, CEO of Suncor Energy, and the addition in December 2011 of Tony Ingram, the former Executive Vice President and Chief Operating Officer of CSX and Ed Harris, the former Executive Vice President Operations at CN and former Executive Vice President and Chief Operations Officer of Canadian Pacific. Between them, Messrs. Ingram and Harris have over 80 years of railroad industry experience at four of the six largest Class I railroad companies in North America. In addition, Mr. George has significant experience with the railroad industry, as Suncor Energy is both a supplier of fuel to the industry and a shipper of petroleum products by rail.

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The Board has been closely involved throughout the development, implementation and execution of the Multi-Year Plan. Messrs. Ingram and Harris have reviewed and endorsed the Multi-Year Plan and are overseeing its execution as members of the Board’s SOE Committee. Accordingly, the Board believes that the Canadian Pacific Nominees are in the best position to guide Canadian Pacific through the successful execution of the Multi-Year Plan and beyond. As discussed above, the Board continually seeks to enhance its expertise and experience, as evidenced by the additions of Messrs. George, Ingram and Harris in the past 12 months, and welcomes Mr. Ackman in order to further that effort. The election of the Other Pershing Square Nominees, whether or not combined with any change to senior management, would seriously disrupt and delay Canadian Pacific’s progress in successfully executing the Multi-Year Plan and negatively impact shareholder value.

The Other Pershing Square Nominees have no evident railroad industry experience and add no other complementary industry experience

The Other Pershing Square Nominees have no evident railroad experience and add no other complementary industry experience or expertise. Accordingly, shareholders may question the value of the Other Pershing Square Nominees’ public endorsement of Pershing Square’s proposal to install Mr. Harrison as President and CEO even though neither Pershing Square nor Mr. Harrison has shown evidence of any plan to achieve its goals.

The names and biographies of the Other Pershing Square Nominees are set out in Pershing Square’s amended and restated information circular dated February 22, 2012 in respect of the Meeting.

The Board has engaged with Mr. Ackman and maintains an open invitation for him to join the Board, an invitation which Mr. Ackman has so far declined. Instead, Pershing Square has launched an unnecessary and costly proxy contest

The Board and Canadian Pacific have sought meaningful engagement with Pershing Square repeatedly since disclosure by Pershing Square of its holdings in Canadian Pacific on October 28, 2011. The Board has repeatedly requested that Pershing Square provide details of its proposal to reduce Canadian Pacific’s operating ratio. In response, Pershing Square has simply repeated its demand for representation on the Board and that Mr. Harrison be installed as President and CEO of Canadian Pacific. Even when Pershing Square held its investor meeting in February 2012, it presented no plan to reduce Canadian Pacific’s operating ratio.

The Board first invited Mr. Ackman to join the Board on December 14, 2011. The Board continues to extend its invitation to Mr. Ackman to join the Board, as the Board is nominating him as a director at the Meeting. The Board believes that Mr. Ackman, as Chief Executive Officer of Pershing Square, Canadian Pacific’s largest shareholder, will benefit from a constructive, Board-level dialogue based on all the relevant facts and information concerning Canadian Pacific and its execution of the Multi-Year Plan.

Notwithstanding the Board’s efforts, after being informed of the Board’s unanimous support for the senior management team and the Multi-Year Plan, Mr. Ackman chose not to accept the invitation to join the Board. Instead, Pershing Square threatened a “nuclear winter” and initiated an unnecessary and costly proxy contest.

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PERSHING SQUARE’S PROPOSAL IS ILL-CONCEIVED AND INTRODUCES

UNWARRANTED RISK TO SHAREHOLDER VALUE

Pershing Square has demonstrated a lack of understanding of Canadian Pacific’s business

The Board is very concerned about Pershing Square’s lack of understanding of Canadian Pacific’s business.

At Pershing Square’s February 6, 2012 investor meeting, a variety of historical statistics were quoted in order to draw broad — and incorrect — conclusions that Pershing Square believed supported its demand to replace Fred Green with Hunter Harrison.

For example:

•

Claim: Pershing Square claimed Canadian Pacific’s growth in Revenue per Revenue Ton-Mile had lagged CN’s in the period 2006-2011 and attributed this to Canadian Pacific’s so-called “substandard” service offering.

Fact: Canadian Pacific’s Freight Revenue per Revenue Ton-Mile had grown at a faster rate than CN’s in that period. Pershing Square had incorrectly included non-rail related revenues in its analysis (in the case of CN this includes revenues derived from the operation of vessels, docks and warehousing) leading to a conclusion that was, inevitably, also incorrect.

•

Claim: Pershing Square claimed that Canadian Pacific’s mobile assets (rail cars and locomotives) were poorly utilized and cited this as a “big deficiency” on the basis of comparative operating metrics from 2010.

Fact: Pershing Square ignored the marked improvements Canadian Pacific has achieved in 2011. Through February 2012, Canadian Pacific has achieved a level of rail car utilization surpassing that reported by CN for the fourth quarter of 2011. Management estimates that Canadian Pacific’s rate of locomotive utilization during the fourth quarter of 2011 equalled CN’s when adjusted for the grade and curve disadvantage of routes as determined by Oliver Wyman.

•	Claim: Pershing Square claimed that poor operating margins and pension mismanagement by Canadian Pacific have led to negative cash flow over the last six years.

Fact: Canadian Pacific has generated cash flow sufficient to fully fund its capital investments and distributions to shareholders. Residual cash from operations and proceeds from Canadian Pacific’s on-going initiative to monetize non-core assets have been used to partially fund both the acquisition of the DM&E and Canadian Pacific’s innovative prefunding of its defined benefit pension plan obligations.

•	Claim: Pershing Square claimed that the “biggest issue” was Canadian Pacific’s unit cost disadvantage relative to CN.

Fact: Once again, Pershing Square’s analysis of the publicly available information was incomplete and its conclusions flawed. As can be seen in the chart below, Canadian Pacific’s operating expense per Revenue Ton-Mile (excluding pension benefit expenses) is comparable to CN’s.

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Operating Expenses per Revenue Ton-Mile

The “Cents per RTM” units costs (left vertical axis) are based on Canadian Pacific’s quarterly filings adjusted for defined benefit pension plan expenses as noted in each of Canadian Pacific’s and CN’s Annual Reports. The “CP/CN Index” (right vertical axis) is Canadian Pacific’s unit cost divided by the CN unit cost in each period; parity of unit costs being expressed as 1.00.

Source: Publicly filed documents of Canadian Pacific and CN.

On the basis of flawed or incomplete analysis and the inevitable erroneous conclusions, Pershing Square advocates that management change will drive down Canadian Pacific’s operating ratio. The Board remains of the view that Pershing Square has misread the facts as they exist, has identified problems that don’t exist, and has no solutions to the issues Canadian Pacific is already addressing to generate shareholder value.

Pershing Square has disclosed no specific plan to achieve its stated operating ratio targets

Despite repeated inquiries by the Board, Pershing Square has proposed no plan or clear timetable to reduce Canadian Pacific’s operating ratio. The Board believes that shareholders deserve more information if they are being asked to jettison current management and the continued successful execution of the Multi-Year Plan and wait a year or more while Mr. Harrison educates himself on-the-job about Canadian Pacific’s unique assets and circumstances before developing and beginning to implement his own plan.

Mr. Ackman has publicly conceded, at Pershing Square’s February 6, 2012 investor meeting in Toronto, that neither Pershing Square nor Mr. Harrison has any plan to reduce Canadian Pacific’s operating ratio. Mr. Ackman also stated at that meeting that, even if the Other Pershing Square Nominees were elected to the Board, Pershing Square’s plan regarding the future of Canadian Pacific would only be worked out some months in the future should he be successful in installing Mr. Harrison as President and CEO. Mr. Harrison has also conceded that he has no plan to reduce Canadian Pacific’s operating ratio. In a March 13, 2012 interview with Business News Network,

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when asked to provide a concrete example of how he would reduce Canadian Pacific’s operating ratio, Mr. Harrison stated:

Well, I think we would first of all, first of all we would build a team and a plan.

Also at the February 6, 2012 investor meeting, Mr. Harrison allowed that, in the event he were installed, any plan he would eventually create would take significant time to implement and yield results, which would inevitably delay and disrupt the Multi-Year Plan. He said:

I think if you look at what typically happens is that the first year, 18 months, it’s hard to move the needle a whole lot because you’re going through change and you’re going through a different group and staff and you’re changing the operating plan and you’re putting things together.

Nevertheless, Pershing Square and Mr. Harrison have made the unsubstantiated claim that if Mr. Harrison were to lead Canadian Pacific, Canadian Pacific’s operating ratio could be reduced to 65 for 2015, a pace of improvement that has never been achieved by any railroad company given Canadian Pacific’s 2010 starting point. Despite Pershing Square’s apparent confidence in its assertions about lowering Canadian Pacific’s operating ratio, both Pershing Square and Mr. Harrison have since wavered on the possibility that Canadian Pacific could achieve such an operating ratio for 2015. At Pershing Square’s investor meeting, Mr. Ackman said:

Hunter thinks the number is something in the mid 60s sometime in 2015 and, you know, no one today can prove what the number will be.

Similarly, Mr. Harrison said:

We’ve got to find the starting point to begin with, because this thing might be a little longer than I thought because I was saying four years, and everybody’s got 2015, but we’ve got to — we’ve got to figure out where we start.

In contrast, the Multi-Year Plan has been subject to detailed review by senior management, the Board, and highly qualified independent railroad experts and is already yielding results.

Pershing Square’s operating ratio targets for Canadian Pacific are unrealistic and lack credibility

As part of its analysis, Oliver Wyman has independently confirmed the Board and management’s respective conclusions that an operating ratio of 65 for 2015 is unrealistic and unachievable.

To reach this conclusion, Oliver Wyman reviewed historical industry precedents and undertook a comprehensive examination of potential areas of differences between Canadian Pacific and CN’s competitive franchises. These areas included physical track and yard networks, commercial markets served, pricing practices and operating and asset utilization practices.

Pershing Square’s only concrete suggestion to reduce Canadian Pacific’s operating ratio from 78 in 2010 to the 65 in 2015 has been to install Mr. Harrison who, as discussed below, the Board believes is not the right leader to execute the Multi-Year Plan. Oliver Wyman notes that the pace of improvement in Canadian Pacific’s operating ratio targeted by Pershing Square has never been achieved by any of the other five largest Class I railroad companies in North America, given Canadian Pacific’s 2010 starting point.

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The only stated goal of Pershing Square is to install Mr. Harrison as President and CEO, who the Board believes is not the right leader for Canadian Pacific

While the Board acknowledges Mr. Harrison’s reputation as an experienced railroad operations executive, the Board believes that installing Mr. Harrison to lead Canadian Pacific would be a mistake. First, as discussed above, the facts simply don’t support Pershing Square’s assertion that Canadian Pacific’s operations are poorly run.

Second, the critical elements of the Multi-Year Plan relate to volume growth, which is key to lowering Canadian Pacific’s operating ratio and driving shareholder value. This can only be achieved by building on the constructive and mutually beneficial relationships with existing customers and establishing new relationships with new customers through skilfully managed business development.

Canadian Pacific’s longstanding approach to its marketplace is based on taking the actions necessary to establish strong and enduring customer relationships. These actions are about truly collaborating to identify and develop areas of common interest and mutual benefit. They require Canadian Pacific to develop a deep understanding of its customers’ markets and the supply chains in which they operate. They require establishing clear accountabilities for supply chain performance supported by timely and transparent metrics.

This approach has proven essential to Canadian Pacific’s successful efforts to identify new markets to grow its volumes and is central to Canadian Pacific’s success in negotiating long-term and profitable contracts with it largest customers.

The Board does not believe Mr. Harrison possesses the skills necessary to execute this critical element of the Multi-Year Plan, particularly in light of the Board’s understanding of his approach to building and maintaining effective customer relationships. The Board considers it important and instructive that since Mr. Harrison’s departure from CN, the new CEO and members of CN’s senior management team have continued to make public statements indicating a need to build stronger relationships with its customers and establish more collaborative and balanced working relationships in order to drive volume growth. This is contrasted with the strong customer support Canadian Pacific’s management has received, as well as the long-term contracts recently entered into.

The Board continues to have concerns regarding the implications of hiring Mr. Harrison. These concerns were highlighted by the lawsuit initiated by CN against Mr. Harrison, which alleges various breaches by Mr. Harrison of his contractual obligations to CN based on his involvement with Pershing Square. CN has also threatened to seek an injunction in the event Mr. Harrison were hired by Canadian Pacific and has cancelled Mr. Harrison’s pension and certain other benefits, which are reportedly valued in the aggregate at approximately US$40 million. Mr. Ackman has publicly suggested that if Mr. Harrison were to lose his pension and other benefits as a result of CN being successful in its lawsuit, Canadian Pacific would be obligated to reimburse Mr. Harrison for his lost benefits should Mr. Harrison be installed as President and CEO of Canadian Pacific. As Mr. Ackman said in a February 6, 2012 interview on Business News Network, “Well, if Hunter gets hired by CP and loses his pension, which is part of the business deal, then my assumption is that will be an obligation that CP will pick up”. The Board does not believe that appointing a President and CEO in the context of such legal and financial uncertainty would be in the best interest of Canadian Pacific or its shareholders, especially when considered in light of the Board’s other concerns regarding Mr. Harrison.

The Board remains convinced that the replacement of Fred Green with Hunter Harrison would be exactly the wrong thing to do at exactly the wrong time.

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CONCLUSION

The Board has carefully considered Pershing Square’s proposal and believes that a change in senior management would seriously delay and disrupt the continued successful execution of Canadian Pacific’s Multi-Year Plan and negatively impact shareholder value. Pershing Square has demonstrated a lack of understanding of Canadian Pacific’s business and its proposal contains no plan to achieve its stated targets. In fact, Pershing Square’s only stated goal is to replace Canadian Pacific’s President and CEO, Fred Green, who is leading the aggressive and successful execution of the Multi-Year Plan, with Mr. Harrison, who the Board believes is not the right leader for Canadian Pacific.

A vote for the Canadian Pacific Nominees is a vote for the continued careful and focused execution of the value-generating Multi-Year Plan. A vote for any of the Other Pershing Square Nominees is a vote for risk and uncertainty, which would not be in the best interests of Canadian Pacific or its shareholders.

The Canadian Pacific Board of Directors unanimously recommends that shareholders

Vote FOR all of the Canadian Pacific Nominees and

Do NOT vote for ANY of the Other Pershing Square Nominees

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CANADIAN PACIFIC NOMINEES FOR ELECTION TO THE BOARD

DESCRIPTION OF CANADIAN PACIFIC NOMINEES

The following tables provide information on the Canadian Pacific Nominees. Included in these tables is information relating to the Canadian Pacific Nominees’ current membership on committees of the Board, other public company directorships held in the past five years and Board and committee meeting attendance in the twelve months ended December 31, 2011, where applicable. The tables also show the present principal occupation and principal occupations held in the past five years, if different. In addition, the tables show securities of CP held as at March 22, 2012 by each of the Canadian Pacific Nominees, and whether the director meets or exceeds minimum shareholding requirements. Certain other personal information and the voting results from the 2011 annual general and special meeting of shareholders, where applicable, are also included.

Current Directors:

John E. Cleghorn, O.C., F.C.A.(a) Age: 70 Toronto, Ontario, Canada Director since: October 2001 Latest date for retirement: 2014 Independent

Mr. Cleghorn is the Chairman of the Board of Directors of the Corporation. He has been a member of the CP Board for the past 10 years, which provides him with significant knowledge of the Corporation and the rail industry. He also brings over 35 years of financial sector experience, including more than 20 years at the senior leadership level. This experience enables him to provide oversight in key risks and opportunities faced by the Corporation including productivity improvements, regulatory conditions, pension obligations, corporate governance and sustainable business practices.

Mr. Cleghorn is the retired Chairman and Chief Executive Officer of the Royal Bank of Canada, one of North America’s leading diversified financial services companies. He held that position from 1995 until his retirement in July 2001. Mr. Cleghorn joined the Royal Bank of Canada in 1974 in the Project Finance Group and occupied progressively more senior positions in the corporate lending, planning and marketing, and banking divisions prior to becoming President in 1986, a director in 1987, President and Chief Operating Officer in 1990, and President and Chief Executive Officer in 1994.

He is currently a director of the Molson Coors Brewing Company. Mr. Cleghorn was Chairman of the Board of SNC-Lavalin Group Inc. from May 2002 until May 2007, a director of Finning International Inc. from 2000 to 2005 and Nortel Networks from 2001 to 2006. He is Governor Emeritus of McGill University, Chancellor Emeritus of Wilfrid Laurier University and a director of the Atlantic Salmon Federation. He was appointed as an Officer of the Order of Canada in 2001. He graduated from McGill University in Montreal with a Bachelor of Commerce and is a chartered accountant.

Overall Attendance: 100%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board (Chairman)(b)	5 of 5	7 of 7	CPRC	2001 – present
Governance	5 of 5	4 of 4	Molson Coors Brewing Company	2005 – present
			SNC-Lavalin Group Inc.	2001 – 2007

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
19,303	36,590	4,000	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.48%	0.52%

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Tim W. Faithfull Age: 67 Oxford, Oxfordshire, England Director since: December 2003 Latest date for retirement: 2017 Independent

Mr. Faithfull is a 36-year veteran of Royal Dutch/Shell plc, a global group of energy and petrochemical companies, where he filled diverse international executive, operational and commercial roles. Mr. Faithfull retired as the President and Chief Executive Officer of Shell Canada Limited in 2003. He has experience with rail transportation and the rail industry, leading a company that is both a supplier of fuel to the rail industry, as well as a major shipper of sulphur and petroleum products by rail. He has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operation for the Shell International Trading and Shipping Company from 1993 to 1996.

He is a director of TransAlta Corporation, AMEC plc (where he is the Senior Independent Director), Canadian Natural Resources Limited and Shell Pensions Trust Limited. He was also a director of Enerflex Systems Income Fund from 2009 to 2010. From 1996 to 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore, which included Shell’s largest refinery and its Asia-Pacific oil products trading business. During this period he was also a director of DBS Bank and PSA Corporation (Port of Singapore Authority). Between 1999 and July 2003 he was a member of the Boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts. He is also a Trustee of the Starehe Endowment Fund (UK), and a council member of the UK-Canada Colloquium.

Mr. Faithfull has served as a Board member since 2003 and his leadership roles in the energy sector bring extensive experience in expanding business while improving productivity. During his four year tenure as Chief Executive Officer of Shell Canada, with integrated operations in resources and oil products, shareholder value increased significantly. Mr. Faithfull led commitment to and delivery of major growth by the investment in Oil Sands, through the Athabasca Oil Sands Project, which commenced operations in 2003 and transformed Shell Canada’s business portfolio. At the same time, Shell Canada’s oil products business was the lowest cost operator, through focus on the basics and a very strong culture of accountability. He graduated from the University of Oxford (Keble College), with a Masters of Arts in Philosophy, Politics and Economics and is an alumnus of the London Business School’s Senior Executive Program. He is a Distinguished Friend of the Business School.

Overall Attendance: 100%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board	5 of 5	7 of 7	CPRC	2003 – present
Compensation	3 of 3	1 of 1	AMEC plc	2005 – present
Governance	5 of 5	4 of 4	Canadian Natural Resources Limited	2010 – present
SOE (Chair)(t)	2 of 2	N/A	TransAlta Corp.	2003 – present
			Enerflex Systems Income Fund	2009 – 2010

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
1,460	29,910	0	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.82%	0.18%

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Richard L. George Age: 61 Calgary, Alberta, Canada Director since: May 2011 Latest date for retirement: 2023 Independent

Mr. George is the Chief Executive Officer of Suncor Energy, Canada’s largest integrated energy company. He has held that position since 1991. He also held the position of President from 1991 until December 2011. He was named “Outstanding CEO of the Year” in 1999 after leading a remarkable business turnaround at Suncor, and received the Canadian Business Leader Award in 2000. Mr. George was appointed an Officer of the Order of Canada in December 2007 for his leadership in the development of Canada’s natural resources sector, for his efforts to provide economic opportunities to Aboriginal communities and for his commitment to sustainable development. He was inducted into the Canadian Petroleum Hall of Fame in 2008 and named Canadian Energy Person of the Year in 2011 by the Energy Council of Canada.

At Suncor, Mr. George has delivered significant growth while maintaining operational excellence, delivering sustainable shareholder value with an average annual shareholder return of more than 20% since the company became publicly traded in 1992. Mr. George joined the CP Board in 2011 and brings extensive experience of increasing growth, productivity and efficiency in a capital intensive and highly regulated industry. He has also had significant experience with rail transportation and the rail industry, as Suncor is a supplier of fuel to the industry as well as a shipper of petroleum products by rail.

Originally from Brush, Colorado, Mr. George spent 10 years with Sun Company both in the U.S. and the U.K. During this time, he held various positions in the areas of project planning, production evaluation, exploration and production, and in the international oil business, the last four of which were spent in the U.K. as managing director of Sun Oil Britain Limited. He moved from London, England to his current position in 1991. He has been an independent director at Dofasco Inc., Enbridge Inc., Global Sante Fe Corporation, and Transocean Ltd. and has recently joined the board of the Royal Bank of Canada. Mr. George has a Bachelor of Science in Engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development.

Overall Attendance: 93%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board(i) Compensation(i) Pension(i)	4 of 4 2 of 2 1 of 1	5 of 6 1 of 1 1 of 1	Suncor Energy	1991 – present
			Royal Bank of Canada	2012 – present
			Transocean Ltd.	2007 – 2011
			Global Sante Fe Corporation	2001 – 2007

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
10,000	3,119	0	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.69%	0.31%

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Frederic J. Green Age: 55 Calgary, Alberta, Canada Director since: May 2006 Latest date for retirement: 2029 Not Independent

Mr. Green is the President and Chief Executive Officer of the Corporation and Canadian Pacific Railway Company (“CPRC”). He has held this position since May 2006. Mr. Green began his career at Canadian Pacific in 1978 and has held various positions throughout the railway in operations, sales and marketing, and yield. These positions have taken him from coast to coast within Canada. This experience allows him to provide insight and knowledge specific to the Company and the environment in which it operates.

Since 1996, Mr. Green has held several senior positions at CP including: President and Chief Operating Officer of the Corporation and CPRC; Executive Vice-President and Chief Operating Officer of the Corporation and CPRC; Executive Vice-President, Marketing and Operations, CPRC; Senior Vice-President, Marketing and Sales, CPRC and Vice-President, Marketing, CPRC.

He is a director and officer of a number of CP companies including Soo Line Railroad Company where he is Chair, President and Chief Executive Officer and the Delaware and Hudson Railway Company, Inc., where he is Chair and Chief Executive Officer. Mr. Green is a director and Vice-Chair of The Conference Board of Canada, Vice-Chair of the Railway Association of Canada and on the Board of the Nature Conservancy of Canada. He graduated from Concordia University in Montreal with a Bachelor of Commerce.

Overall Attendance: 100%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board SOE(t)	5 of 5 2 of 2	7 of 7 N/A	CPRC	2006 – present

Securities Held as at March 22, 2012:
Shares(g)	PSUs(o)	DSUs(p)	Options(q)	Meets or Exceeds Minimum Shareholding Requirements(g)
34,779	63,807	51,053	926,900	Yes
Voting Results of 2011 Annual General and Special Meeting			Votes For	Votes Withheld
			99.56%	0.44%

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Edmond L. Harris Age: 62 Spring Lake, Michigan Director since: December 2011 Latest date for retirement: 2022 Not Independent

Mr. Harris has extensive railroad operating experience, with over
44 years in the industry. He joined Illinois Central Railroad in 1968 and held various positions in operations. Mr. Harris served in progressively more senior roles with Illinois Central and its purchaser, the Canadian National Railroad, reaching the position of Executive Vice President Operations.

Following his retirement from CN in 2007, Mr. Harris served as an independent rail operations consultant. In this capacity, he provided advice to a number of North American railroads including CSX, CN, CP and Genessee and Wyoming, as well as advising various rail shippers and Global Infrastructure Partners. Mr. Harris served as Executive Vice President and Chief Operations Officer of CP from 2010 to 2011 and subsequently provided consulting services to CP with respect to train operations. Mr. Harris currently engaged as Senior Advisor for Global Infrastructure Partners, an independent fund that invests in infrastructure assets worldwide.

Mr. Harris, who joined the CP Board in December, 2011, has unique knowledge of Canadian rail operations and infrastructure, having acted as the Executive Vice President responsible for operations at both of Canada’s Class I railroads. He brings a demonstrated track record of improving productivity, service, and safety at North American railways. Mr. Harris earned his Bachelor of Science in Business Management from the University of Illinois. Mr. Harris served in the U.S. Marine Corps from 1969 to 1973.

Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board(j)	N/A	N/A	CPRC	2011 – present
Pension(j)	N/A	N/A
SOE(j)(t)	N/A	N/A

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(q)	Meets or Exceeds Minimum Shareholding Requirements(g)
0	1,594	54,500	To be fully met by December 2016.
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		N/A	N/A

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Krystyna T. Hoeg, C.A. Age: 62 Toronto, Ontario, Canada Director since: May 2007 Latest date for retirement: 2022 Independent

Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. She occupied this position from October 1996 to February 2007. She joined the Allied Domecq group of companies in 1985 and held a number of senior financial positions with Hiram Walker & Sons Ltd., Hiram Walker - G&W Ltd., Allied Domecq Spirits and Wine and Hiram Walker and Sons Limited, lastly as Senior Vice-President and Director of Regional Finance.

Ms. Hoeg is currently a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Ganong Bros. Limited, Samuel, Son & Co., Limited and was previously on the board of Cineplex Galaxy Income Fund from 2006 to 2010. She is currently on the Board of the Toronto East General Hospital. She was a Director of the Woodrow Wilson Center, Canadian Institute (Advisory Council), Green Shield Canada and St. Michael’s Hospital Foundation, as well as the Business Advisory Council of United Nations Office for Project Services and a Member of Canadian Opera Corporation Capital Campaign.

Ms. Hoeg’s leadership roles provide extensive knowledge in the finance and marketing areas. She led Corby Distilleries through successful and profitable market share growth. Her diverse board and committee experiences give her a solid background in oversight of risk, pension obligations, and corporate governance. Ms. Hoeg is a Chartered Accountant (1982) and holds a Bachelor of Science from McMaster University, and a Bachelor of Commerce and a Masters of Science from the University of Windsor.

Overall Attendance 92%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board	5 of 5	6 of 7	CPRC	2007 –present
Audit	9 of 9	1 of 2	Imperial Oil Limited	2008 –present
Pension	2 of 2	1 of 1	Shoppers Drug Mart Corporation	2006 –present
			Sun Life Financial Inc.	2002 –present
			Cineplex Galaxy Income Fund	2006 – 2010
			Corby Distilleries Limited	1996 – 2007

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
0	16,421	0	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.36%	0.64%

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Tony L. Ingram Age: 65 Jacksonville, Florida Director since: December 2011 Latest date for retirement: 2019 Independent

Mr. Ingram has extensive railroad operating experience. He joined Norfolk Southern Railway as a management trainee in 1970 and held various positions throughout engineering and labor relations before moving to train operations. His results-oriented leadership style gained him increased responsibility, starting as a management trainee, to subsequently serving as a labor relations officer, trainmaster and superintendent before moving into the general manager and vice president ranks by 1993. While at Norfolk Southern Corporation, Mr. Ingram reached the position of Vice President of Transportation & Mechanical and led the operations team during the integration of Conrail and Norfolk Southern. From 2004 to 2009, he served as Executive Vice President and Chief Operating Officer at CSX Transportation Inc.

During his tenure at CSX, Mr. Ingram established a superior record of consistent, continuous improvement in safety, service to customers and financial results for CSX. He was instrumental in achieving an operating ratio improvement of more than 13 points from 88% to 74.7% while also reducing the frequency rate of personal injuries by 49%. He was recognized as an advocate of both education and diversity. As the force behind the development of CSX’s state-of-the-art training facility in Atlanta, Georgia, the Board of Directors of CSX honored Mr. Ingram’s accomplishments by dedicating the company’s training center in his name: the Tony L. Ingram Railroad Education and Development Institute.

He was a director of Conrail from 1999 to 2003 and is the former Chairman of the Association of American Railroad (AAR) Safety Operation Management Committee. Mr. Ingram has a Bachelor of Science in Business Administration from Jacksonville State University.

Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board(j)	N/A	N/A	CPRC	2011 – present
Compensation(j)	N/A	N/A
SOE(j)(t)	N/A	N/A

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
0	1,594	0	To be fully met by December 2016.
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		N/A	N/A

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Richard C. Kelly (d) Age: 65 Denver, Colorado, USA Director since: August 2008 Latest date for retirement: 2019 Independent

Mr. Kelly is the Retired Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He became President of Xcel Energy in 2003, Chairman, CEO and President in 2005 and Chairman and CEO in 2009, holding that position until his retirement in September 2011. At Xcel Energy, Mr. Kelly gained considerable experience as a customer of the railway services required to transport coal to power the company’s coal-fired generation plants. Mr. Kelly began his career with the Public Service Company of Colorado, filling a variety of finance-related positions. In 1995, the company merged with Southwestern Public Service Company to form New Century Energies (NCE), where he served as Chief Financial Officer. Prior to becoming President, Mr. Kelly served as Chief Financial Officer of Xcel Energy.

BrightSource Energy, Inc., a leading solar thermal technology company, named Mr. Kelly as Chairman of the company’s Board of Directors in January 2012. He is Chairman of the Board of Trustees of Regis University and was formerly the Chairman of the Edison Electric Institute, board member of Capital City Partnership, the Electric Power Research Institute, and the Nuclear Energy Institute.

As CEO of Xcel Energy, Mr. Kelly was recognized for leading a sustained performance in share price and dividends in a capital intensive, highly regulated industry and he has brought a wealth of knowledge and practical experience to CP since joining the Board in 2008. Mr. Kelly earned both an M.B.A. and a Bachelor of Science degree in accounting from Regis University.

Overall Attendance 91%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board Audit (Chair) Governance(k) SOE(t)	5 of 5 7 of 9 3 of 3 1 of 2	7 of 7 2 of 2 4 of 4 N/A	CPRC	2008 – present
			Xcel Energy Inc.	2004 – 2011

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
0	11,317	0	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.39%	0.61%

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The Honourable John P. Manley, P.C., O.C. (a)(c) Age: 62 Ottawa, Ontario, Canada Director since: May 2006 Latest date for retirement: 2022 Independent

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives, a not-for-profit, non-partisan organization composed of CEOs of Canada’s leading enterprises, engaging in an active program of public policy research, consultation and advocacy. He has held that position since January 2010. From May 2004 to December 2009 he was counsel at the law firm of McCarthy Tétrault LLP. He is a director of Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc., a private company. Mr. Manley also served on the board of Nortel Networks from 2004 to 2009.

In addition, Mr. Manley serves on the Boards of MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004. As a Member of Parliament, Mr. Manley held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto.

Mr. Manley joined the CP Board in 2006, bringing senior executive and policy making experience with a thorough understanding of government regulatory and legal matters to his role. He has a proven track record for strategic insight and sound governance leadership. He graduated from Carleton University with a Bachelor of Arts degree and from the University of Ottawa with a Juris Doctor degree. He was granted the designation Chartered Director by McMaster University in 2006 and holds honorary doctorates from several universities.

Overall Attendance 100%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board Audit Governance Pension (Chair)	5 of 5 9 of 9 5 of 5 2 of 2	7 of 7 2 of 2 4 of 4 1 of 1	CPRC	2006 – present
			CAE Inc.	2008 – present
			Canadian Imperial Bank of Commerce	2005 – present
			Nortel Networks Corporation	2004 – 2009
			Nortel Networks Limited	2004 – 2009

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
0	17,563	0	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.31%	0.69%

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Linda J. Morgan Age: 59 Bethesda, Maryland, USA Director since: May 2006 Latest date for retirement: 2024 Independent

Ms. Morgan is a Partner at Nossaman LLP, a premier transportation infrastructure law firm based in the United States, where she plays a key role in the firm’s transportation and public policy practices. Prior to joining Nossaman in September of 2011, she was Of Counsel, and before that a Partner at Covington & Burling LLP, a United States based international law firm, where she chaired its transportation and government affairs practices. She also serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre.

Ms. Morgan was previously Chairman of the United States Surface Transportation Board, the primary regulatory rail authority in the United States, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. Ms. Morgan has been granted the honour of Recognition in Chambers – USA, Best Lawyers in America, and SuperLawyers for outstanding legal counsel in the transportation sector.

As the former chair of the United States Surface Transportation Board, Ms. Morgan brings a wealth of rail industry knowledge and experience to the CP Board. She has significant policy making expertise and extensive insight into and understanding of both the competitive landscape and the regulatory and legal environment in which Canadian Pacific operates. Ms. Morgan graduated from Vassar College with a Bachelor of Arts and from Georgetown University Law Centre with a J.D. In addition, she is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

Overall Attendance 96%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board	5 of 5	6 of 7	CPRC	2006 – present
Audit(k)	9 of 9	2 of 2
SOE(t)	2 of 2	N/A

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
0	20,347	0	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.84%	0.16%

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Madeleine Paquin Age: 49 Montreal, Quebec, Canada Director since: October 2001 Latest date for retirement: 2034 Independent

Ms. Paquin is the President and Chief Executive Officer, as well as a director of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. Ms. Paquin is a director of the Chamber of Marine Commerce, the Maritime Employers Association and the Board of Trade of Metropolitan Montreal. She is also a member of the Forum maritime du Quebec and the Marine Transportation Advisory Council. She chairs the St. Lawrence Great Lakes Trade Gateway Leadership Council and is co-chair of the Private Sector Advisory Committee for the Ontario Quebec Continental Gateway and Trade Corridor.

Since becoming President and CEO of Logistec Corporation, Ms. Paquin has more than tripled revenues and profits, more than quadrupled shareholder value, and led significant growth initiatives, including major expansion of Logistec’s port terminal network in North America. Ms. Paquin was a recipient of the Canada’s Top 40 Under 40 business executives in 1998. She was named as the No. 1 female entrepreneur in the Top 100 Women Entrepreneurs by Canadian Business and Chatelaine in 1999, and has been named to the top twenty every year following. In 2001, she was proud to receive the Medal of Merit from the Association of Canadian Port Authorities. From 2003 to 2006, she was among the winners of Canada’s Most Powerful Women: Top 100 award from WXN and has since been inducted to its Hall of Fame. Finally, in 2011, she was named Business Woman of the Year by the Chamber of Commerce and Industry of Trois-Rivieres.

Ms. Paquin brings transportation supply chain expertise to the CP Board. As a director for over 10 years, she has significant knowledge of the Corporation and the railway industry. With Logistec being responsible for short-line rail transportation of coal out of Sydney, Nova Scotia, she also has direct experience in overseeing rail operations. She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.

Overall Attendance 94%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board Compensation	5 of 5 3 of 3	6 of 7 1 of 1	CPRC Logistec Corporation	2001 – present 1987 – present
SOE(t)	2 of 2	N/A

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
6,792	23,195	4,000	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.35%	0.65%

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Michael E.J. Phelps, O.C. Age: 64 West Vancouver, British Columbia, Canada Director since: October 2001 Latest date for retirement: 2020 Independent

Mr. Phelps is the Chairman of Dornoch Capital Inc., a private investment company. From January 1988 to March 2002, he served as President and Chief Executive Officer, and subsequently Chairman and Chief Executive Officer, of Westcoast Energy Inc., then one of the largest natural gas infrastructure companies in Canada. Mr. Phelps joined Westcoast in 1982, as a corporate development executive. In 1987, he was promoted to chief financial officer and 18 months later, was named president and CEO. In 1992, he was named chairman and CEO, a position he held until the company merged with Duke Energy Corporation in 2002.

Under his leadership, Westcoast went through a period of rapid growth. Assets increased from $800 million to $15 billion, net income improved from $41 million to $550 million, and the company grew from 1,000 employees to 13,000 employees. The company was involved in several major pipeline construction projects in North America as well as large projects around the world including project interests in Australia, Indonesia, China, Australia, and Mexico.

He is a director of Spectra Energy Corporation, Marathon Oil Corporation and Chairman and a director of Prodigy Gold Incorporated. Mr. Phelps served on the board of Canfor from 1990 to 2007, Fairborne Energy from 2003 to 2008 and also the Canadian Imperial Bank of Commerce from 1989 to 2003. He served on the Board of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games. Mr. Phelps is also the Chairman and a director of the Vancouver General Hospital & University of British Columbia Hospital Foundation. Mr. Phelps serves as a Senior Advisor to Nomura Canada Inc. In 2003, Mr. Phelps was appointed by the Canadian government as Chairman of the “Wise Persons’ Committee”, a panel developed to review Canada’s system of securities regulation. He was appointed an Officer of the Order of Canada in 2001. Mr. Phelps has deep experience in overseeing growth in a capital-intensive, highly regulated environment as well as a strong legal and governance background. He graduated with a Bachelor of Arts and a Bachelor of Laws from the University of Manitoba and also graduated with a Master of Laws from the London School of Economics.

Overall Attendance 100%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board	5 of 5	7 of 7	CPRC	2001 – present
Compensation (Chair)	3 of 3	1 of 1	Spectra Energy Corp.	2002 – present
Governance	5 of 5	4 of 4	Prodigy Gold Incorporated	2005 – present
Pension	2 of 2	1 of 1	Marathon Oil Corporation	2008 – present
			Canfor	1990 – 2007
			Fairborne Energy Ltd.	2003 – 2008

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
20,479	18,911	4,000	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.33%	0.67%

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Roger Phillips O.C., S.O.M., F.Inst.P.(n) Age: 72 Regina, Saskatchewan, Canada Director since: October 2001 Latest date for retirement: 2013 Independent

Mr. Phillips is the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. Prior to joining IPSCO, he was exclusively with the Alcan group of companies from 1960 to 1981 in a variety of senior management positions. Immediately prior to leaving Alcan to join IPSCO, he was Vice President and Chief Technical Officer of the parent company Alcan Inc. as well as President of its subsidiary, Alcan International Ltd. During his tenure at IPSCO, Mr. Phillips had significant experience with the rail industry, leading a company that was a major supplier of steel and a large shipper of industrial products.

Mr. Phillips is currently a director of Cliffs Natural Resources. His previous Board experience includes serving as a director of Imperial Oil Limited from 2002 to 2010, Toronto Dominion Bank from 1994 to 2010, Inco Limited from 2003 to 2006 and Fording Coal from 2001 to 2003. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. His previous Board affiliations include Chairman, Canadian Unity Council, Member, Economic Council of Canada Co-chairman, Canadian Steel Trade and Employment Congress and member, Business Council on National Issues (now styled the Canadian Council of Chief Executives).

While CEO at IPSCO, Mr. Phillips initiated an ambitious modernization project at IPSCO’s Regina facilities and subsequently the construction of two large steelworks in the United States, building IPSCO into one of North America’s most efficient, safe, and environmentally conscious steel producers. Mr. Phillips brings a wealth of experience to his role as a director from both his management experience and his experience on the boards of other large corporations, including experience with business models that improve productivity, as well as extensive background in the areas of governance and sustainable business practices. Mr. Phillips graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

Overall Attendance 94%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board Audit Governance (Chair) Pension	5 of 5 8 of 9 5 of 5 2 of 2	7 of 7 1 of 2 4 of 4 1 of 1	CPRC	2006 – present
			Cliffs Natural Resources	2002 – present
			Imperial Oil Limited.	2002 – 2010
			Toronto Dominion Bank	1994 – 2010
			Inco Limited	2003 – 2006

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
7,088	37,318	4,000	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.70%	0.30%

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David W. Raisbeck Age: 62 Sanibel, Florida, USA Director since: October 2009 Latest date for retirement: 2022 Independent

Mr. Raisbeck is the Retired Vice-Chairman of Cargill Inc., a marketer, processor and distributor of agricultural, food, financial and industrial products and services. He held this position from 1999 to 2009. Mr. Raisbeck joined Cargill in 1971 and held various positions in the company, including President of Cargill’s Trading Sector from 1993 to 1995, Executive Vice-President from 1995 to 1999 and Executive Supervisor of Human Resources from 1996 to 1999. He retired from Cargill management in 2008 and from Cargill’s board of directors in 2009.

Mr. Raisbeck sits on the Board of Directors of Cardinal Health, Eastman Chemical, and the Greater Minneapolis YMCA (Honorary). He served on the board of Armstrong from 1997 to 2003. He is a governor of the Iowa State University Foundation and is a member of the Dean’s Advisory Council for the College of Business at Iowa State University.

Mr. Raisbeck joined the CP board in 2009. He brings extensive experience as a major shipper of agricultural and industrial products by rail and his responsibilities at Cargill included acting as the executive supervisor for all transportation activities including rail, barge and vessels. His solid background in the areas of risk management, marketing, and transportation bring CP a broad and diverse perspective. He received a Bachelor of Science in industrial administration from Iowa State University and completed the executive M.B.A. program at the University of Southern California.

Overall Attendance 100%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board	5 of 5	7 of 7	CPRC	2009 – present
Compensation(k) Pension	3 of 3 2 of 2	1 of 1 1 of 1	Cardinal Health	2002 – present
			Eastman Chemical	2000 – present
			Cargill, Inc.	1994 – 2009

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
0	8,756	0	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.83%	0.17%

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Hartley T. Richardson, C.M., O.M. Age: 57 Winnipeg, Manitoba, Canada Director since: May 2006 Latest date for retirement: 2027 Independent

Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, financial services, and private equity investments. He has held that position since April 1993. Mr. Richardson joined the CP board in 2006 and brings both a customer perspective, as his company uses the Canadian rail network extensively to transport grain, and rail operations oversight perspective as James Richardson & Sons, Limited owns switching locomotives at plant sites. Mr. Richardson also has extensive experience in marketing, finance and supply chain management. Mr. Richardson is a director of GMP Capital Inc. Mr. Richardson has been a director at Angiotech Pharmaceuticals Inc. (2002-2009), Railpower Technologies Corp. (2002 – 2007), SemiBioSys Genetics Inc. (2005 - 2007), Macdonald Dettweiler and Associates Ltd. (2001 - 2006), Royal Bank of Canada (1996-2003) and Dupont Canada (1997 - 2003).

He is Chairman of the Canadian Council of Chief Executives; Past Chairman of the Business Council of Manitoba; Co-Chairman of TransCanada Trail Foundation; and Chairman of the Board of Governors for The Duke of Edinburgh’s Award Charter for Business. Mr. Richardson’s other affiliations include: The World Economic Forum, Global Leaders of Tomorrow, and the Young President’s Organization. He is involved in a number of charitable endeavours and community organizations. He was appointed to the Order of Canada in 2007 and to the Order of Manitoba in 2008.

He graduated from the University of Manitoba in Winnipeg with a Bachelor of Commerce (Honours). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004.

Overall Attendance 95%
Member of:	Attendance at Regular Meetings(e)	Attendance at Special Meetings(e)	Public Company Directorships in the Past Five Years(f)
Board Audit(m) Compensation(l) Pension(l) SOE(m)(t)	4 of 5 5 of 5 1 of 1 1 of 1 1 of 1	7 of 7 N/A N/A N/A N/A	CPRC	2006 – present
			Zalicus Inc.	2009 – present
			GMP Capital Inc.	2009 – present
			Angiotech Pharmaceuticals Inc.	2002 – 2009
			Railpower Technologies Corp.	2002 – 2007
			SemBioSys Genetics Inc.	2005 – 2007
			Macdonald, Dettwiler and Associates Ltd.	2001 – 2006

Securities Held as at March 22, 2012:
Shares(g)	DDSUs(g)	Options(h)	Meets or Exceeds Minimum Shareholding Requirements(g)
15,000	19,053	0	Yes
Voting Results of 2011 Annual General and Special Meeting		Votes For	Votes Withheld
		99.03%	0.97%

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Additional Nominee:

William A. Ackman(r) Age: 45 New York, New York, USA Director since: N/A Latest date for retirement: 2038 Independent

Mr. Ackman is the founder and Chief Executive Officer of Pershing Square Capital Management, L.P., an investment adviser with $11 billion of assets under management, founded in 2003 and registered with the United States Securities and Exchange Commission, and the Managing Member of its general partner. Mr. Ackman is a director of the J.C. Penney Company, Inc., Chairman of the Board of The Howard Hughes Corporation, and a director of Justice Holdings Ltd., a London Stock Exchange listed company. He is also a member of the Board of Dean’s Advisors of the Harvard Business School and a Trustee of the Pershing Square Foundation. Mr. Ackman received an M.B.A. from Harvard Business School and a Bachelor of Arts magna cum laude from Harvard College.

Securities Held as at March 22, 2012:
Shares(s)
24,159,888

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Notes:

(a)	As a result of the announcement by Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) in May 2004 of the need to restate certain of their previously reported financial results and the resulting delays in filing interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws, the Ontario Securities Commission made a final order on May 31, 2004 prohibiting all trading by directors, officers and certain current and former employees including Mr. Cleghorn and Mr. Manley, both former directors. The Quebec and Alberta Securities Commissions issued similar orders. The cease trade order issued by the Ontario Securities Commission was revoked on June 21, 2005. The Quebec and Alberta orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the Quebec and Alberta orders. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees including Messrs. Cleghorn and Manley from trading in the securities of the Nortel Companies. The British Columbia and Quebec Securities Commissions issued similar orders. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006 and the British Columbia and the Quebec Securities Commissions orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the British Columbia and Quebec orders.

(b)	In addition to the Governance Committee of which he is a member, Mr. Cleghorn, as Chairman of the Board regularly attends other committee meetings. Mr. Cleghorn attended 20 (100%) of the committee meetings held in 2011 by the Audit Committee, SOE Committee, Compensation Committee and Pension Committee.

(c)	Mr. Manley was a director of the Nortel Companies when the Nortel Companies applied for and were granted creditor protection under the Companies’ Creditors Arrangement Act on January 14, 2009.

(d)	Mr. Kelly was President and Chief Operating Officer of NRG Energy, Inc. (“NRG”), a former subsidiary of Xcel Energy Inc. from June 6, 2002 to May 14, 2003, and a director of NRG from June 2000 to May 14, 2003. In May 2003, NRG and certain of NRG’s affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy code to restructure their debt. NRG emerged from bankruptcy on December 5, 2003.

(e)	Regular and special meetings held by the Board and its committees during 2011. See also the directors meeting attendance table under “Canadian Pacific Nominees for Election to the Board – Board and Committee Attendance”.

(f)	See table under “Canadian Pacific Nominees for Election to the Board – Directors of Other Reporting Issuers” for full details of current outside directorships including committee memberships.

(g)	See table under “Directors’ Compensation – Director Share Ownership Requirements” for each director’s equity ownership in the Corporation as at December 31, 2011, the total value of Shares and Deferred Share Units held and the amounts required to meet the minimum shareholding requirement.

(h)	All further grants of stock options under the Directors’ Stock Option Plan were suspended on July 21, 2003. For further information on the Directors’ Stock Option Plan and on the stock options granted to each eligible non-employee director, see “Director’s Compensation — Directors’ Stock Option Plan”.

(i)	Joined the Board and committees on May 12, 2011.

(j)	Joined the Board and committees on December 15, 2011.

(k)	Joined the committee on May 12, 2011.

(l)	Left the committees on May 12, 2011.

(m)	Joined the committees on May 12, 2011.

(n)	The Board has determined that in light of the contributions that Mr. Phillips continues to make to the Board, the latest date for retirement for Mr. Phillips will be extended until the close of the Corporation’s next annual general meeting in 2013.

(o)	Performance share units granted to Mr. Green were granted pursuant to the Long-Term Incentive Plan. For further information on the Performance Share Unit Plan, see “Compensation Discussion and Analysis – Long-Term Incentives – Performance Share Units”.

(p)	Deferred share units were granted to Mr. Green pursuant to the Executive Deferred Share Unit Plan. For further information on deferred share units granted to executive officers, see “Compensation Discussion and Analysis – Annual Incentive Plan – Executive Deferred Share Unit Plan”.

(q)	Stock options granted to Mr. Green and Mr. Harris were granted pursuant to the Management Stock Option Incentive Plan. For further information on the Management Stock Option Incentive Plan, see “2011 Executive Compensation – Long-Term Incentives—Management Stock Option Incentive Plan”.

(r)	The information provided in respect of Mr. Ackman is based solely on information provided by Pershing Square in the Pershing Square Circular under the heading “Matters to be Acted Upon – Election of Directors – Shareholder Nominees” (the “Information about Mr. Ackman”). Although Canadian Pacific has no knowledge that any statements contained in this Circular taken from or based on the Information about Mr. Ackman are untrue or incomplete, Canadian Pacific assumes no responsibility for the accuracy of the Information about Mr. Ackman or for any failure by Pershing Square or any other person to disclose events which may have occurred or may affect the significance or accuracy of such information.

(s)	The Pershing Square Circular discloses that the Shares are beneficially held, or owned or controlled by Pershing Square L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. and by Pershing Square Capital Management, L.P. as the investment manager and advisor to the forgoing funds. Mr. Ackman is the Managing Member of PS Management GP, LLC, the general partner of Pershing Square Capital Management, L.P.

(t)	Prior to December 2011, the SOE Committee was the Health, Safety, Security and Environment Committee.

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DIRECTOR SKILLS MATRIX

The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the Chairman of the Board and the Corporate Governance and Nominating Committee, along with identification of each of the Canadian Pacific directors possessing each skill:

J.E. Cleghorn T.W. Faithfull R. George F.J. Green E.L. Harris K.T. Hoeg T.L. Ingram R.C. Kelly J.P. Manley L.J. Morgan M. Paquin M.E.J. Phelps R. Phillips D.W. Raisbeck H.T. Richardson SKILLS AND EXPERIENCE
Accounting & Finance
Risk Management
Investment Management
Human Resource Management
Legal
Strategic Planning
Marketing/Communications
Executive Leadership
Other Board Experience
Knowledge of Transport Industry
Public Policy

BOARD TENURE

The average tenure on CP’s Board is 5.69 years. The adjacent chart indicates the number of years the current directors have dedicated to CP’s Board.

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DIRECTORS OF OTHER REPORTING ISSUERS

All of the Canadian Pacific directors are also directors of Canadian Pacific Railway Company (“CPRC”) which is a reporting issuer and is registered with the United States Securities and Exchange Commission.

The following table sets out other public company directorships and committee appointments for all Canadian Pacific directors:

Director	Other reporting issuers of which the director is a director	Committee Memberships
J.E. Cleghorn (Chair)	• Molson Coors Brewing Company	• Audit Committee
T.W. Faithfull	• AMEC plc	• Audit Committee • Senior Independent Director • Remuneration Committee (Chair) • Nominations Committee • Compliance & Ethics Committee
	• TransAlta Corporation	• Human Resources Committee (Chair)
	• Canadian Natural Resources Limited	• Audit Committee • Health, Safety & Environment Committee
R.L. George	• Suncor Energy Inc.
	• Royal Bank of Canada	• Risk Committee • Corporate Governance and Public Policy Committee
K.T. Hoeg	• Imperial Oil Limited	• Audit Committee • Nominations & Corporate Governance Committee • Executive Resources Committee (Chair) • Environment, Health & Safety Committee • Contributions Committee
	• Shoppers Drug Mart Corporation	• Nominating & Governance Committee (Chair)
	• Sun Life Financial Inc.	• Risk Review Committee • Management Resources Committee (Chair)
J. P. Manley	• CAE Inc.	• Human Resources Committee • Audit Committee
	• Canadian Imperial Bank of Commerce	• Audit Committee • Corporate Governance Committee
M. Paquin	• Logistec Corporation	• Executive Committee
M.E.J. Phelps	• Prodigy Gold Incorporated	• Chairman of the Board • Audit Committee • Compensation Committee
	• Marathon Oil Corporation	• Audit and Finance Committee • Corporate Governance and Nominating Committee • Health, Environmental, Safety and Corporate Responsibility Committee
	• Spectra Energy Corporation	• Finance & Risk Management Committee • Compensation Committee (Chair)
R. Phillips	• Cliffs Natural Resources	• Corporate Governance & Nominating Committee (Chair) • Compensation & Organization Committee
D.W. Raisbeck	• Cardinal Health	• Human Resources & Compensation Committee • Nominating & Governance Committee (Chair) • Executive Committee
	• Eastman Chemical	• Compensation & Management Development Committee • Finance Committee • Health, Safety, Environmental & Security Committee • Nominating & Corporate Governance Committee
H.T. Richardson	• Zalicus Inc.	• Nominating & Corporate Governance Committee
	• GMP Capital Inc.	• Governance Committee (Chair)

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BOARD AND COMMITTEE ATTENDANCE

The Board has established the following board committees: Audit, Finance and Risk Committee (the “Audit Committee”), Corporate Governance and Nominating Committee (the “Governance Committee”), Management Resources and Compensation Committee (the “Compensation Committee”), Pension Committee (the “Pension Committee”) and Safety, Operations and Environment Committee (the “SOE Committee”). Prior to December 2011, the SOE Committee was the Health, Safety, Security and Environment Committee.

Regularly scheduled Board and committee meeting dates are established approximately two years in advance. Special meetings are also scheduled as needed and these meetings can be called on short notice. In 2011, the Board called seven special meetings and the Audit Committee, Compensation Committee, Governance Committee and Pension Committee each called one or more special meetings.

Directors are expected to attend all regularly scheduled Board meetings and meetings of committees on which they serve and to exercise best efforts to attend all special meetings. In 2011, Canadian Pacific directors attended 97% of all meetings (for both regular and special meetings).

Board and committee meeting materials are provided to the directors in advance of both regular and special meetings. If a Director is unable to attend a meeting, the Director provides his or her comments to the Chair, Chair of the committee or the Corporate Secretary in advance of the meeting, and the recipient will ensure those comments and views are taken into consideration at the meeting.

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The following table is a summary of each Canadian Pacific directors’ attendance at Board and committee meetings in 2011:

Director	Regular Board Meetings Attended	Special Board Meetings Attended	Regular Committee Meetings Attended	Special Committee Meetings Attended	Total Regular Meetings Attended	Total Meetings Attended
J.E. Cleghorn (Chair) (a)	5 of 5	7 of 7	21 of 21	8 of 8	26 of 26 (100%)	41 of 41 (100%)
T.W. Faithfull	5 of 5	7 of 7	10 of 10	5 of 5	15 of 15 (100%)	27 of 27 (100%)
R.L. George(b)	4 of 4	5 of 6	3 of 3	2 of 2	7 of 7 (100%)	14 of 15 (93%)
F.J. Green (c)	5 of 5	7 of 7	2 of 2	N/A	7 of 7 (100%)	14 of 14 (100%)
E.L. Harris(d)	N/A	N/A	N/A	N/A	N/A	N/A
K.T. Hoeg	5 of 5	6 of 7	11 of 11	2 of 3	16 of 16 (100%)	24 of 26 (92%)
T.L. Ingram(e)	N/A	N/A	N/A	N/A	N/A	N/A
R.C. Kelly(f)	5 of 5	7 of 7	11 of 14	6 of 6	16 of 19 (84%)	29 of 32 (91%)
J.P. Manley	5 of 5	7 of 7	16 of 16	7 of 7	21 of 21 (100%)	35 of 35 (100%)
L.J. Morgan	5 of 5	6 of 7	11 of 11	2 of 2	16 of 16 (100%)	24 of 25 (96%)
M. Paquin	5 of 5	6 of 7	5 of 5	1 of 1	10 of 10 (100%)	17 of 18 (94%)
M.E.J. Phelps	5 of 5	7 of 7	10 of 10	6 of 6	15 of 15 (100%)	28 of 28 (100%)
R. Phillips	5 of 5	7 of 7	15 of 16	6 of 7	20 of 21 (100%)	33 of 35 (94%)
D.W. Raisbeck	5 of 5	7 of 7	5 of 5	2 of 2	10 of 10 (100%)	19 of 19 (100%)
H.T. Richardson(g)	4 of 5	7 of 7	8 of 8	N/A	12 of 13 (92%)	19 of 20 (95%)
Totals	63 of 64	86 of 90	128 of 132	47 of 49	191 of 196 (97%)	324 of 335 (97%)

Notes:

(a)	In addition to the Governance Committee of which he is a member, Mr. Cleghorn, as Chairman of the Board regularly attends other committee meetings. Mr. Cleghorn attended 20 (100%) of the committee meetings held in 2011 by the Audit Committee, SOE Committee, Compensation Committee and Pension Committee.

(b)	Joined Board and Compensation and Pension Committees on May 12, 2011.

(c)	In addition to the SOE Committee of which he is a member, Mr. Green, as CEO, attended committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.

(d)	Joined Board, Pension Committee and SOE Committee on December 15, 2011.

(e)	Joined Board, Compensation Committee and SOE Committee on December 15, 2011.

(f)	Joined Governance Committee on May 12, 2011.

(g)	Left Compensation Committee and Pension Committee, and joined Audit Committee and SOE Committee on May 12, 2011.

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DIRECTORS’ COMPENSATION

•	Director compensation is aligned with shareholder interests and compensates fairly based on market standards to attract and retain qualified directors

•	The compensation is comprised of an annual retainer, attendance fees and at-risk compensation in the form of deferred share units

PHILOSOPHY

Canadian Pacific’s directors’ compensation program shares the same objectives as the Corporation’s executive compensation program to: (i) attract and retain skilled director talent; (ii) pay for performance; and (iii) encourage alignment with shareholder interests. The compensation elements used to deliver these objectives consist of annual cash retainers and fees, share ownership requirements and director deferred share units (“DDSUs”) granted under the Directors’ Deferred Share Unit Plan (the “DDSU Plan”). These elements are described in further detail below.

Cash compensation is targeted at the 50th percentile of the directors’ comparator group and long-term incentive (stock-based) compensation at the 75th percentile, resulting in total direct compensation targeted between the 50th and 75th percentiles of the directors’ comparator group. This is the same compensation philosophy that applies to CP’s executive compensation; however, the comparator group used to establish competitive pay practices for directors’ compensation is based on a sample of large publicly-traded Canadian companies with annual revenues between $2 billion and $10 billion. This differs from management’s comparator group used to establish competitive pay practices for executives which is based on a sample of large publicly-traded Canadian companies with annual revenues exceeding $1 billion. We make the sample as large as possible for our executive comparison to ensure a robust match for the various executive positions, and use a more targeted sample of publicly available data for our directors.

Directors who are also employees of CP do not receive any compensation for Board or committee service.

2011 DIRECTORS’ COMPENSATION

Directors’ Fees

Non-employee directors receive an annual retainer for participating on the Board and its committees. They also receive a fee for every meeting attended whether by telephone or in person. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.

Directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Directors are reimbursed for travel and out-of-pocket expenses related to the Board and committee meetings.

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The table below sets out the 2011 fee schedule for directors:

	Board Chair ($)		Board Member ($)	Committee Chair(a) ($)	Committee Member ($)	Audit Committee Chair ($)	Audit Committee Member ($)
Cash retainer(a)	195,000	(b)	40,000	7,000	3,500	12,000	7,000
DDSUs(c)	155,000		100,000	—	—	—	—
Meeting attendance fee	n/a(d)		1,500	1,500	1,500	1,500	1,500

Notes:

(a)	Retainers are paid to committee Chairs in addition to the Committee Member retainer.

(b)	After reviewing the comparator group as provided by the Governance Committee’s independent compensation consultant, the Chairman of the Board’s cash retainer was increased from $175,000 to $195,000 in 2011.

(c)	Board and committee members may elect to receive all or a portion of their cash compensation in DDSUs. For further information on DDSUs, see “Directors’ Deferred Share Unit Plan”.

(d)	The fees paid to the Chairman of the Board are all inclusive. He does not receive a per meeting fee.

Directors’ Deferred Share Unit Plan

Under the DDSU Plan, each director may elect annually to receive all or a portion of his or her annual cash retainer and committee and meeting fees in the form of DDSUs. To participate in this aspect of the DDSU Plan, the director’s election must be received prior to the beginning of each calendar year. A DDSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DDSUs earn dividends in the form of additional DDSUs at the same rate as dividends on Shares. After leaving the Board, the director will receive a cash amount equal to the value of the DDSUs held by such director, based on the market value of the Shares at that time, minus applicable withholding taxes.

In addition, the DDSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DDSUs. Newly-appointed or elected directors receive an initial grant of $100,000 in DDSUs upon joining the Board. Directors receive an annual grant of $50,000 in DDSUs following each annual meeting of shareholders as part of their stock-based compensation; directors also receive a quarterly grant of $12,500 in DDSUs. The Chairman of the Board receives a quarterly grant of $26,250 in DDSUs.

Only non-employee directors participate in the DDSU Plan.

Directors’ Stock Option Plan

On July 21, 2003, the Board of Directors suspended all further grants of stock options (“Options”) under the Directors’ Stock Option Plan (“DSOP”). The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options under the DSOP on the third trading day of the Toronto Stock Exchange (“TSX”) following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. No financial assistance is given for the exercise of Options. Options are not assignable. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2011, there were 340,000 Options remaining in the pool.

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Directors’ Outstanding Share-Based Awards and Option-Based Awards

The table below reflects all awards outstanding as at December 31, 2011 with respect to non-employee directors.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in the money options(a)($)	Market Payout Value of vested share based awards not paid out or distributed(b)($)
J.E. Cleghorn	4,000 4,000	33.60 32.82	17-Apr-2012 1-May-2013	141,640 144,760	2,525,076
T.W. Faithfull	N/A	—	—	—	2,001,948
R.L. George	N/A	—	—	—	215,173
E.L. Harris(c)	54,500	60.69	30-Apr-2020	453,440	106,690
K.T. Hoeg	N/A	—	—	—	1,133,213
T.L. Ingram	N/A	—	—	—	106,690
R.C. Kelly	N/A	—	—	—	757,407
J.P. Manley	N/A	—	—	—	1,212,023
L.J. Morgan	N/A	—	—	—	1,361,873
M. Paquin	4,000 4,000	33.60 32.82	17-Apr-2012 1-May-2013	141,640 144,760	1,600,687
M.E.J. Phelps	4,000 4,000	33.60 32.82	17-Apr-2012 1-May-2013	141,640 144,760	1,305,048
R. Phillips	4,000 4,000	33.60 32.82	17-Apr-2012 1-May-2013	141,640 144,760	2,575,315
D.W. Raisbeck	N/A	—	—	—	585,926
H.T. Richardson	N/A	—	—	—	1,314,779

Notes:

(a)	The value of the unexercised in-the-money Options as at December 31, 2011, is the difference between the Option exercise prices and $69.01, being the TSX closing price for the underlying Shares on December 31, 2011.

(b)	The value of vested share-based awards calculated using the closing Share price on the TSX of $69.01 on December 31, 2011. Value of vested share-based awards calculated using the closing Share price on the New York Stock Exchange (“NYSE”) of US$67.67 on December 31, 2011, converted into Canadian dollars using an average exchange rate for 2011 of 0.9891.

(c)	Stock options granted to Mr. Harris were granted pursuant to the Management Stock Option Incentive Plan during the time period that Mr. Harris was an Executive Officer of the Corporation.

Director Share Ownership Requirements

To enhance the alignment of directors’ interests with those of shareholders, non-employee directors are required to hold $420,000 in Shares/DDSUs within five years of their initial election or appointment to the Board. The Chairman of the Board is required to hold $1,050,000 in Shares/DDSUs within five years of the Chair’s initial appointment. These amounts represent three times their respective annual cash and DDSU retainers.

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The following table sets out each director’s equity ownership interest in the Corporation as at December 31, 2011 and 2010, the total value of Shares and DDSUs held, and the amount needed to meet the minimum share ownership requirement.

Director	Year	Number of Shares	Number of DDSUs	Total Number of Shares and DDSUs	Total At-Risk Value of Shares and DDSUs ($) (a)	Multiple of Minimum Shareholding Requirement (b)	Minimum Shareholding Requirement ($)	Value at Risk as a Multiple of Annual Retainer & Stock-Based Compensation	Has Achieved Minimum Shareholding Requirement (b)
J.E. Cleghorn	2011	15,303	36,590	51,893	3,581,136	3.41	1,050,000	10.5	Yes
	2010	12,000	30,189	42,189	2,726,253
	Change	3,303	6,401	9,704	854,883
T.W. Faithfull	2011	1,460	29,910	31,370	2,164,844	5.15	420,000	13.7	Yes
	2010	1,460	26,056	27,516	1,778,084
	Change	0	3,854	3,854	386,760
R.L. George	2011	10,000	3,118	13,118	905,273	2.16	420,000	5.6	Yes
	2010	0	0	0	0
	Change	10,000	3,118	13,118	905,273
F.J. Green (c)	2011	34,568	50,839	85,407	5,893,937	1.47	4,000,000	N/A	Yes
	2010	32,879	49,899	82,778	5,349,114
	Change	1,689	940	2,629	544,823
E. L. Harris	2011	0	1,594	1,594	110,002	0.26	420,000	1.1	To be fully
	2010	0	0	0	0				met by Dec
	Change	0	1,594	1,594	110,002				2016
K.T. Hoeg	2011	0	16,421	16,421	1,133,213	2.70	420,000	7.5	Yes
	2010	0	12,949	12,949	836,764
	Change	0	3,472	3,472	296,449
T.L. Ingram	2011	0	1,594	1,594	110,002	0.26	420,000	1.1	To be fully
	2010	0	0	0	0				met by Dec
	Change	0	1,594	1,594	110,002				2016
R.C. Kelly	2011	0	11,316	11,316	780,917	1.86	420,000	4.9	Yes
	2010	0	8,593	8,593	555,280
	Change	0	2,723	2,723	225,637
J. Manley	2011	0	17,563	17,563	1,212,023	2.89	420,000	7.5	Yes
	2010	0	13,635	13,635	881,094
	Change	0	3,928	3,928	330,929
L.J. Morgan	2011	0	20,347	20,347	1,404,146	3.34	420,000	9.3	Yes
	2010	0	16,849	16,849	1,088,782
	Change	0	3,498	3,498	315,364
M. Paquin	2011	2,882	23,195	26,077	1,799,574	4.28	420,000	12.2	Yes
	2010	100	20,473	20,573	1,329,427
	Change	2,782	2,722	5,504	470,147
M.E.J. Phelps	2011	16,479	18,911	35,390	2,442,264	5.81	420,000	15.5	Yes
	2010	16,479	16,928	33,407	2,158,760
	Change	0	1,983	1,983	283,504
R. Phillips	2011	3,088	37,318	40,406	2,788,418	6.64	420,000	17.3	Yes
	2010	3,088	33,047	36,135	2,335,044
	Change	0	4,271	4,271	453,374
D.W. Raisbeck	2011	0	8,754	8,754	604,114	1.44	420,000	4.1	Yes
	2010	0	5,622	5,622	363,294
	Change	0	3,132	3,132	240,820
H.T. Richardson	2011	15,000	19,052	34,052	2,349,929	5.60	420,000	15.7	Yes
	2010	15,000	15,715	30,715	1,984,803
	Change	0	3,337	3,337	365,126
TOTAL	2011	98,780	296,522	395,302	27,279,792
	2010	81,006	249,955	330,961	21,386,699
	Change	17,774	46,567	64,341	5,893,093

Notes:
(a)	The total at risk values of Shares and DDSUs were determined by reference to the closing price of the Shares on the TSX and DDSUs owned by the directors on December 31, 2011 ($69.01) and December 31, 2010 ($64.62), and exclude Options.
(b)	Based on the greater of book value or closing price of Shares on the TSX on December 31, 2011 ($69.01).
(c)	Mr. Green, the Corporation’s President and Chief Executive Officer, is subject to share ownership guidelines for Executive Officers. According to such guidelines, his ownership level multiple is 4 times his base salary. In addition, for Mr. Green, the DDSU references in the table shall be deemed to be references to deferred share units held under the Corporation’s Executive Deferred Share Unit Plan. See “Compensation Discussion and Analysis — Annual Incentive Plan — Executive Deferred Share Unit Plan”.

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As at December 31, 2011, the number of Shares and DDSUs held in aggregate by non-employee directors was 64,212 and 245,683 respectively. These Shares and DDSUs had a combined total value of $21,385,932.

Directors’ Compensation Table

The following table provides the total compensation received by non-employee directors in 2011. All but one of the directors elected to receive all or a portion of their cash compensation in DDSUs.

	Fees
Name	Total Fees Earned ($)	Amount of Fees in DDSUs ($)	Amount of Fees in Cash ($)	Stock-Based Compensation (DDSUs) ($)(a)	Total Compensation ($)	% of Total Compensation Taken in DDSUs
J.E. Cleghorn	187,675	187,675	0	155,000	342,675	100
T.W. Faithfull(a)	102,866	102,866	0	98,910	201,776	100
R.L. George	55,439	55,439	0	131,868	187,307	100
E.L. Harris(a)	0	0	0	98,910	98,910	100
K.T. Hoeg	92,500	92,500	0	100,000	192,500	100
T.L. Ingram (a)	0	0	0	98,910	98,910	100
R.C. Kelly (a)	110,160	55,080	55,080	98,910	209,070	74
J.P. Manley	119,500	119,500	0	100,000	219,500	100
L.J. Morgan(a)	91,492	91,492	0	98,910	190,402	100
M. Paquin	80,000	40,000	40,000	100,000	180,000	78
M.E.J. Phelps	107,000	0	107,000	100,000	207,000	48
R. Phillips	118,000	118,000	0	100,000	218,000	100
D.W. Raisbeck(a)	82,095	82,095	0	98,910	181,005	100
H.T. Richardson	82,225	82,225	0	100,000	182,225	100

Note:

(a)	Payments made in U.S. dollars were converted into Canadian dollars using an average rate of exchange for 2011 of 0.9891.

The total compensation received by non-employee directors in respect of 2011 was approximately $2,709,280. This amount includes the approximate dollar value of DDSUs credited to the directors’ respective DDSU accounts in 2011.

Directors’ Compensation Consultant

In discharging its mandate, the Governance Committee engaged Towers Watson to provide expertise and advice on matters relating to director compensation. This includes providing market compensation information and advice on appropriate comparator organizations, current market practice and best practices with regard to director compensation. The decisions made by the Governance Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Towers Watson.

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BOARD COMMITTEE REPORTS

The Board has approved terms of reference for each of its committees and delegated responsibilities as set out in those mandates. Every year, each committee reviews its terms of reference and examines whether it has fulfilled that mandate. To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements in the past year.

REPORT OF THE GOVERNANCE COMMITTEE

The Governance Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Overall responsibility for monitoring and assessing the functioning of the Board and its committees, and for developing and implementing good corporate governance practices. Identifies individuals qualified to become Board members and recommends to the Board the director nominees for the annual meetings of shareholders. Oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.
HIGHLIGHTS	The Governance Committee, in accordance with its mandate, accomplished the following:

• Oversight of Corporate Governance Matters
Ö Reviewed corporate governance framework and activities
Ö Reviewed corporate governance disclosure

• Board and Committee Composition
Ö Reviewed the competencies and skills the Board should possess
Ö Reviewed the competencies, skills and other qualities existing directors possess
Ö Identified, interviewed and recommended the additions of R.L. George, T.L. Ingram, E.L. Harris, and W.A. Ackman to the Board of Directors
Ö Appointed members of committees
Ö Maintained an evergreen list of director candidates to fill upcoming gaps in the Board’s composition

• Directors’ Compensation
Ö Reviewed market comparison provided by independent compensation consultant

• Board Effectiveness
Ö Reviewed and evaluated the performance and effectiveness of the Board, committees and individual directors
Ö Assessed the effectiveness of the working relationship and communications between the Board and management

• Disclosure
Ö Approved the governance statement for the Circular

• CEO Performance Evaluation
Ö Conducted annual performance review of CEO
MEMBERSHIP	• R. Phillips (Chair)
• J.E. Cleghorn, Chair, Board of Directors
• T.W. Faithfull, Chair, SOE Committee
• R.C. Kelly, Chair, Audit Committee
• J.P. Manley, Chair, Pension Committee
• M.E.J. Phelps, Chair, Compensation Committee
The Governance Committee includes the Chair of each of the other Board committees to enhance communication and overall governance.
100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

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REPORT OF THE AUDIT COMMITTEE

The Audit Committee is satisfied it has fulfilled all responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Fulfill applicable public company audit committee legal obligations and assist the Board in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements and in relation to risk management matters, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management, the Corporation’s compliance with legal and regulatory requirements, the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.
HIGHLIGHTS

The Audit Committee, in accordance with its mandate, accomplished the following:

•    Finance, Treasury and Risk Management

Ö     Reviewed activities and plans with respect to Treasury operations

Ö     Provided oversight to management’s enterprise and financial risk management framework policies and procedures

Ö     Reviewed management program to obtain appropriate insurance to mitigate risks

Ö     Provided oversight to management’s integrated control framework

•    Financial Reports

Ö     Reviewed with management, external and internal auditors annual and interim financial statements, notes to financial statements, Management’s Discussion and Analysis and earnings releases prior to publication

Ö     Reviewed accounting principles and financial statement presentations including the adoption of U.S. generally accepted accounting principles

Ö     Reviewed reports on all critical accounting policies and practices to be used and treatments of financial information within generally accepted accounting principles

•    Internal Controls

Ö     Reviewed management’s reports on the effectiveness of internal control systems to assess the effectiveness of the design and operation of internal controls

•    External Auditors

Ö     Selected and recommended, for shareholder approval, appointment of external auditors

Ö     Reviewed and approved external auditors’ annual audit plan

Ö     Reviewed external auditors’ compensation and recommended for Board approval

Ö     Reviewed qualifications and performance of the external auditors

Ö     Reviewed and assessed external auditors’ independence

Ö     Reviewed external auditors’ annual report on their internal quality control procedures

•    Internal Audit Function

Ö     Reviewed and approved internal auditors’ annual audit plan

Ö     Reviewed regular reports by the internal auditors on the audits performed and monitored management’s responses to matters identified

MEMBERSHIP

•     R.C. Kelly (Chair)

•     K.T. Hoeg

•     J.P. Manley

•     L.J. Morgan

•     R. Phillips

•     H.T Richardson

All members are “financially literate” as required by the NYSE and CSA.

Ms. Hoeg, Mr. Kelly, Mr. Manley, Mr. Phillips and Mr. Richardson are “audit committee financial experts” under the SEC rules.

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

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REPORT OF THE SAFETY, OPERATIONS AND ENVIRONMENT COMMITTEE (a)

The SOE Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca

Provides oversight by reviewing with management the environmental, safety and security practices, policies and procedures of CP to monitor their effective implementation and compliance with applicable legislation, regulatory requirements and industry standards. Monitors specific environmental, health, safety and security issues and incidents and reviews management efforts focused on prevention and mitigation of problems and incidents.

Provides oversight on key issues, assumptions, risks, opportunities and strategies relating to the development and implementation of CP’s operations.

HIGHLIGHTS	The SOE Committee, in accordance with its mandate, accomplished the following:

• Oversight of Health, Safety, Security and Environmental Issues
✓ Reviewed existing practices and procedures and their implementation
✓ Monitored legislation, regulatory requirements and industry standards
✓ Reviewed management efforts focused on prevention and mitigation of problems and incidents including emergency response and critical crises exercises
✓ Oversight of safety program which produced improvements in train accident rates and personal injury rates
✓ Reviewed legislation and regulatory changes in Canada and the United States

• Oversight of Operations
✓ Reviewed operating performance metrics in 2012
✓ Reviewed programs and initiatives aimed at improving operational performance in 2012
✓ Reviewed the strategy, plans and objectives within the Multi-Year Plan that support continuous improvement in operating performance in 2012 and beyond
✓ Engaged independent consultant to provide third-party assessment of Multi-Year Plan
MEMBERSHIP	• T.W. Faithfull (Chair)
• F.J. Green
• E.L. Harris
• T.L. Ingram
• R.C. Kelly
• L.J. Morgan
• M. Paquin
• H.T. Richardson
MAJORITY INDEPENDENT	All members are independent other than Mr. Green and Mr. Harris. Standards are derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

Note:

(a)	Prior to December 2011, the SOE Committee was the Health, Safety, Security and Environment Committee.

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REPORT OF THE PENSION COMMITTEE

The Pension Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference available at www.cpr.ca	Assists the Board in overseeing the administration and governance of the pension plans of CPRC, in order to meet applicable legal and fiduciary obligations to plan members.
HIGHLIGHTS	The Pension Committee in accordance with its mandate, accomplished the following:
• Oversight of Pension Plans
✓ Reviewed and monitored the performance of the defined benefit and defined contribution pension funds
✓ Regularly reviewed the financial status of, and funding issues related to, the defined benefit pension option
✓ Recommended a voluntary pension pre-payment to defined benefit pension plans to reduce volatility in future pension funding requirements

✓ Reviewed a compliance report regarding compliance of employer contributions with funding policy and legislation and compliance by external investment and asset managers with respect to relevant policies, laws and regulations

✓ Reviewed a governance report concerning compliance with pension regulatory requirements for the defined benefit pension plans for US employees
✓ Reviewed the pension plans audited financial statements
✓ Reviewed a report on the actuarial valuation of the defined benefit pension plans
✓ Approved the appointment of the auditor of the pension plans
✓ Reviewed and updated the investment strategy policies and procedures for the defined benefit pension plans
✓ Provided oversight to management’s risk management plans for the defined benefit pension plans
MEMBERSHIP	• J.P. Manley (Chair)
• R.L. George
• E.L. Harris
• K.T. Hoeg
• M.E.J. Phelps
• R. Phillips
• D.W. Raisbeck
MAJORITY INDEPENDENT	All members, except Mr. Harris, met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

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REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Fulfill applicable public company compensation legal obligations and assist the Board in discharging responsibilities relating to the appointment, compensation and reporting relationships of the Corporation’s executives; the compensation philosophy of the Corporation; the adoption and amendment of incentive compensation plans; the establishment of performance objectives for senior officers; and succession plan.
HIGHLIGHTS	The Compensation Committee, in accordance with its mandate, accomplished the following:

• Compensation Philosophy
✓ Considered compensation philosophy generally, including reviewing incentive compensation programs to promote consistency with effective risk management
✓ Reviewed reports from its independent advisor as part of a comprehensive assessment of CP’s compensation program relative to its peer group
✓ Reviewed the shareholdings of senior officers relative to share ownership guidelines
✓ Recommended the adoption of an executive clawback policy
✓ Completed a compensation risk assessment

• Succession Planning

✓     Reviewed executive talent management and assessed the effectiveness of leadership development programs and processes as well as the depth and diversity of succession pools in light of the risks and opportunities facing CP

✓ Assessed and identified potential succession candidates for all Executive Officer positions including that of the CEO and reviewed their development plans
✓ Made recommendations to the Board for senior officer appointments and the associated impacts on their total compensation
✓ Oversaw the selection, evaluation, development and compensation of other members of senior management

• Chief Executive Officer Performance and Compensation
✓ Reviewed the performance goals of the CEO
✓ Recommended CEO compensation to the independent directors of the Board
✓ Placed a cap on the CEO’s pension

• Other Duties and Responsibilities
✓ Reviewed the Compensation Discussion and Analysis for the Circular
MEMBERSHIP	• M.E.J. Phelps (Chair)
• T.W. Faithfull
• R.L. George
• T.L. Ingram
• M. Paquin
• D.W. Raisbeck
100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

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2011 EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

To our shareholders:

We would like to take this opportunity to share with you our views on our executive compensation program — specifically why we have constructed it the way we have, and why we believe it focuses our executives on aggressively and successfully executing on the Multi-Year Plan. Our objective is to generate superior returns for our shareholders by striving for continuous improvement in financial and operating performance, while remaining true to our vision of being the safest and most fluid railway in North America.

We provide the opportunity for our executives to earn competitive compensation. But to do so, they have to meet challenging annual and long-term performance targets. To ensure alignment with our shareholders’ long-term interests, our executives are required to buy, and then hold, significant equity in CP.

Our executive compensation program includes both annual and long-term performance-based plans. In 2011, under our annual incentive plan, our executives achieved or exceeded expectations with respect to nearly all of their individual objectives; however, no awards were issued as the threshold level of operating income was not achieved. Our long-term incentive plan, consisting in part of performance share units, paid out at target this year, as a result of achieving maximum performance for one measure (relative total shareholder return) and zero for the other measure (return on capital employed).

In 2012, to support the continued focus on improving our operating ratio to between 70 and 72 for 2014, both our annual incentive plan and long-term incentive plan will re-introduce operating ratio as a performance measure. All of the targets for our financial measures — return on capital employed, operating income and operating ratio — have been aligned with the Multi-Year Plan and as part of our annual review we will assess our performance against these targets.

Railroading is a specialized business that requires specialized skills and our executives are often approached by our competitors. We are focused on retaining our key talent, particularly our executive leadership. As a result, we incorporate retention measures into our executive compensation program — particularly through multi-year vesting requirements in both our long-term incentive plan and through the design of our pension plan. We invest in succession planning to ensure that we have a strong team of leaders to draw from in future years. We also invest in talent management to ensure that our employees are well prepared for their next career step with us.

As a result of our need to attract and retain experienced railroad executives, we have enhanced the manner in which we define our comparator group for purposes of setting executive compensation. We have always been focused on providing a competitive pay opportunity within the broad Canadian market, but increasingly we need to be competitive within our industry. Accordingly, we use six other large North American railroads (the “Class I Railroads”) as a secondary reference point to ensure appropriate compensation levels for select positions. Since most of the other Class I Railroads are larger than us, comparisons to the 25th to 50th percentile range are often made. This has resulted in increased base salary and “at risk” pay opportunities for some of our executives. It is important to remember that we have a pay-for-performance culture in that most of our executives’ pay is subject to performance criteria and is therefore “at risk”. For example, 82% of our CEO’s 2011 targeted pay was “at risk”.

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We believe that we have a well-designed compensation program that focuses our executive leadership and our entire management team on the right goals. We regularly evaluate the design of our executive compensation program to ensure competitive levels of compensation and to ensure that performance incentives are tied to the right measures at the right targets. At our last annual meeting, under our first “say-on-pay” resolution, our shareholders overwhelmingly voted in favour of our approach to executive compensation. We are again providing shareholders with the opportunity to express their view on our executive compensation program at this year’s annual meeting.

We are always open to hearing your views, including any suggestions that you might have for us.

Sincerely,

Michael E. J. Phelps	John E. Cleghorn
Chair of the Compensation Committee	Chairman of the Board

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COMPENSATION DISCUSSION AND ANALYSIS

Principles and Objectives of CP’s Executive Compensation Program

CP’s executive compensation program is designed to:

•	reinforce CP’s business strategy;

•	motivate sustained high levels of performance;

•	reward leaders who create long-term value for our shareholders;

•	align our management team’s interests with those of our shareholders; and

•	support CP’s vision and values of delivering results, leadership, teamwork, improvement and innovation.

CP provides compensation opportunities that are competitive with other large Canadian companies and other North American Class I railroads, namely Union Pacific, BNSF, CSX, Kansas City Southern, Norfolk Southern and Canadian National Railway (“Class I Railroads”). For our executive officers, including our Named Executive Officers (“NEOs”), the majority of pay is “at risk” and is earned through successful execution of our business strategy, provided shareholders also benefit.

Key Performance Drivers

CP’s incentive plans provide a clear performance focus. In 2011, the corporate component of our annual incentive plan focused on Operating Income (“OI”), and our Long Term Incentive Plan (“LTIP”) focused on the Corporation’s Share price appreciation (“Total Shareholder Return” or “TSR”) compared to the S&P/TSX60 index, Return on Capital Employed (“ROCE”) and absolute Share price appreciation. Two of these are essential measures for our business, and two measure the success of outcomes for our shareholders.

Under our annual incentive plan, individual performance goals are pre-established and are designed to support overall business success and execution of our business strategy.

OI is the measure for the corporate performance component of our annual incentive plan, and it acts as a performance hurdle for any payments under the plan, including the individual performance component. For the 2011 plan year, CP’s annual incentive plan had a zero payout as a result of OI not meeting the required performance hurdle.

Our Long Term Incentive Plans are comprised of two vehicles: Options continue to be a mainstay, and Performance Share Units (“PSUs”) that are earned based on Total Shareholder Return compared to the S&P/TSX60 index, and ROCE. Both TSR and ROCE use a 3 year horizon.

2011 Performance and Pay

While CP grew in 2010, the first half of 2011 saw this growth offset by unusual seasonal conditions that significantly challenged our operations, and in turn adversely affected our financial performance. CP’s focus for the balance of 2011 was on consistently improving our service offering. We continue to focus on cost management and maintaining a strong balance sheet to support our recovery.

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To support our growth strategy, in 2011, CP implemented a stratified organization which ultimately improved levels of accountability, and in turn productivity and efficiency at all levels of the Corporation.

Our incentive compensation programs demonstrate clear pay-for-performance linkage and challenging standards:

•

OI hurdles were not met, resulting in a zero payout under the annual incentive plan for the 2011 plan year. This resulted in approximately 3,600 employees not realizing a payout which had been targeted at approximately $50 million.

•

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. TSR exceeded target, while ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout.

•

In 2011, the remaining 50% of performance-contingent Options granted in 2008 did not reach their Operating Ratio performance target and will have one additional year to meet the performance requirements to vest.

•	The entire 2007 grant of performance-contingent Options (expected value of approximately $3.6 million at the time of grant) will expire in June 2012 without having met performance vesting targets.

Risk Profile and Risk Management

Ours is a capital intensive business. We need to maintain our assets and manage through short-term economic cycles for long-term growth. Ensuring the safety of our employees and the communities in which we operate is our top priority.

We believe that our compensation philosophy and programs achieve an appropriate balance of focusing attention on key business drivers, rewarding performance achievements and aligning our executives with our shareholders’ long-term interests, while not encouraging excessive or inappropriate risk-taking.

Our Compensation Committee oversees risk management related to executive compensation and considers the implications of the risks associated with CP’s compensation policies and practices. Key areas to note are:

•

Effective succession planning has long been a focus of the Compensation Committee. CP has a comprehensive succession plan with detailed annual reporting to the Compensation Committee. CP is planning for the future through a combination of internal moves and development efforts, selectively supplemented by external hires. CP’s increased presence in the U.S., through the acquisition and integration of DM&E provides increased opportunities for the strategic development of key employees. The Board has a detailed and documented process for identifying talented individuals for possible succession to the positions deemed critical for the success of the Corporation. During the past year, the Board focused discussions on the senior level positions including Chief Executive Officer, Chief Financial Officer and Chief Operations Officer, discussing planned succession as well as planning for illness, disability or other unplanned absences.

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•

In 2011, the Compensation Committee reviewed compensation policy risk issues identified in consultation with the Corporation’s compensation consultant, Towers Watson. As a result, new disclosure practices were introduced and others expanded to align with the Canadian Coalition for Good Governance disclosure best practices.

•

In order to attract and retain high performing executives, and in anticipation of increased attrition at the executive and management levels due to our demographic profile, CP’s compensation philosophy was reviewed by the Compensation Committee in February, 2011. As a result, in addition to CP’s existing Comparator Group (as defined below), we are using Class I Railroads as an additional reference point in determining compensation for select executive officer level positions. This change in compensation philosophy is key to CP’s continued ability to attract high performing executives externally and from the railroad industry specifically. In 2011, railroad industry data was considered for four of our five NEOs including the CEO. This primarily resulted in increases to incentive targets, particularly long-term incentives, which we feel supports our pay for performance philosophy.

•

CP’s senior executives, including our NEOs, have the majority of their pay at risk, and at CP we demand strong performance; this means that in a difficult economic environment, or if we do not deliver on our strategic plan, our senior executives’ pay will be negatively affected. Our pension plans provide an important balance within the overall pay mix, providing a level of financial security, and supporting retention, through challenging economic periods.

•

CP has share ownership guidelines for our executives and programs to encourage our executive officers and employees in building equity in the Corporation. We believe that a sustained ownership position is a powerful risk-management tool, as it clearly aligns our executives’ interests with shareholders’ interests.

•

In 2011, CP introduced an executive clawback policy to further lessen the chances of its executives taking excessive or inappropriate risks in their efforts to drive results. See “Compensation Discussion and Analysis — 5. Other Compensation — Executive Officer Clawback Policy”.

Looking Forward in 2012

•

To support the continued focus on improving our operating ratio to between 70 and 72 for 2014, both the annual incentive plan and performance share unit plan will re-introduce operating ratio as a performance metric. The operating ratio metric, weighted at 50% for the annual incentive plan and one-third of the weighting for the performance share unit plan, has performance targets that are aligned with the Multi-Year Plan. The other operating performance metrics used in the incentive plans, namely, OI and ROCE, are also aligned with the Multi-Year Plan. The Board, supported by its SOE Committee, is monitoring our performance and will continue to hold senior management fully accountable for delivering on the Multi-Year Plan.

•

The Management Stock Option Incentive Plan (the “MSOIP”) was amended effective February 28, 2012 to include a “double trigger” provision. Pursuant to such provision, the vesting of Options held by a participant will not accelerate upon a change of control of the Corporation unless the participant is thereafter terminated without cause or constructively dismissed. This change will affect all future grants of Options under the MSOIP.

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Compensation Elements for Executive Officers

The following table summarizes the various elements of CP’s executive compensation plan for 2011, how they are determined, and how each of them fits into our overall compensation philosophy. The compensation package for executive officers (“Executive Officers”) is composed of the following elements: base salary, annual cash incentives, long-term equity-based incentives, pension and other compensation. CP benchmarks all compensation elements (including targets) against competitive market information for the comparator group, which is based on a sample of publicly-traded Canadian companies of a similar size (with annual revenues exceeding $1 billion) (the “Comparator Group”). CP uses market data from the other Class I Railroads as a secondary reference point in setting executive compensation for select positions including the NEOs.

Compensation Element	How It Is Paid	Performance Period	Determination of Element	Alignment/Fit With Overall Compensation Objectives
Base Salary	Cash	Annual	Salaries are benchmarked to the 50th percentile of the Comparator Group and are linked to the performance, scope of responsibilities and experience of each executive	Attract and retain highly qualified leaders: benchmarking against the Comparator Group ensures base pay is competitive
Annual Incentive Plan	Cash	Annual	Target awards are based on the executive’s level in the organization and are benchmarked to the 50th percentile of the Comparator Group; actual payouts are based on achievement of corporate and individual objectives

Attract and retain highly qualified leaders through an opportunity to earn a market-competitive level of cash incentives, based on annual performance.

Motivate high corporate and individual performance

	Deferred Share Units (“DSUs”)	Until termination of employment	At the executive’s election, units are awarded in lieu of cash payout of the annual incentive to facilitate achievement of share ownership requirements	Sustained alignment of executive and shareholder interests since the value of DSUs is directly related to share price and cannot be liquidated until six months after termination of employment

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Compensation Element	How It Is Paid	Performance Period	Determination of Element	Alignment/Fit With Overall Compensation Objectives
Long-Term Incentive Plan			Designed to target total long-term incentives at the 75th percentile of the Comparator Group	Align executive and shareholder interests over the longer term: actual value realized depends on share price performance. Attract and retain highly qualified leaders by providing a competitive incentive opportunity
	PSUs	3 years	PSUs are granted to Executive Officers as half of their LTIP value. They vest only upon achievement of predefined market and financial goals	Focus the leadership team on achieving challenging performance goals, with the value received driven by both share price improvement and company performance
	Regular Stock Options	Up to 10 years	Regular Options are granted to Executive Officers as half of their LTIP value, and are based on the executive’s level in the organization. Options vest 50% on the second anniversary of the grant and 50% on the third anniversary	Focuses leadership on creating sustainable, long-term shareholder value
Pension	Defined Benefit and Defined Contribution pension plans		Pension benefit is based on pay and service and is designed to be market competitive	Attract and retain highly qualified leaders. Provide an appropriate risk management balance to an otherwise highly performance-focused pay package

Specific companies within the Comparator Group may change from year to year, depending on participation in the consultant’s survey and matches to specific positions. The 2011 Comparator Group is listed in Schedule “B”. Compensation elements are targeted at the median of this Comparator Group, with the exception of the LTIP for Executive Officers, which stipulates challenging performance goals, and is designed to target the 75th percentile of the Comparator Group. As a result, total compensation is positioned between the 50th and 75th percentiles, and is typically midway between those two points. Actual pay received is highly dependent on performance, particularly share price performance.

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The overall compensation package has significant pay subject to performance risk, as shown in the table below. Pension values have not been included in this calculation since they are highly dependent on individual employee demographics (age and years of service) plus actuarial assumptions and would thus distort this description of the intended compensation mix.

Title	Base Salary (%)	Short-Term Incentives (%)	Long-Term Incentives (%)	Total Pay at Risk (%)
CEO	18	18	64	82
CFO	16	11	73	84
EVPs	23	19	58	77
Senior Vice-Presidents	34	20	46	66
Vice-Presidents	43	20	38	58

1.	Base Salary

Base salaries are targeted at the median of the Comparator Group. The Compensation Committee commissions an analysis of market data from Towers Watson, its independent compensation consultant, and reviews management’s recommendations for any changes against that data. The Compensation Committee recommends any changes to the Board of Directors, or, in the case of the CEO, to the Governance Committee of the Board. Individual salary levels are determined according to a number of factors, including the individual’s performance, responsibilities, and experience. Executive Officer base salaries are slightly below the 50th percentile of the Comparator Group.

Base salaries are reviewed annually as part of CP’s performance management program. All employees, including executives and the CEO, are required to set objectives annually which guide and focus their work performance over the year. Performance of executives against those objectives is assessed mid-year and at year-end through performance review discussions with the executive’s manager, including input from the CEO if the Executive Officer is not a direct report of the CEO. Following the year-end assessment, a formal performance rating is recorded which provides the basis for any increase to base salary.

Base salary increases for Executive Officers are recommended to the Compensation Committee by the CEO after consultation with their managers (where the individual is not a direct report of the CEO) and the Vice-President Human Resources and Industrial Relations. In the case of the CEO, the Governance Committee assesses his performance against his individual objectives, and based on that assessment, the Compensation Committee makes a recommendation concerning any changes to base salary to the Governance Committee.

2.	Annual Incentive Plan

All non-unionized employees, including Executive Officers, participate in CP’s Performance Incentive Plan (“PIP”). This plan provides an opportunity for employees to earn an annual cash award based on the achievement of corporate targets (the “corporate component”) and specific individual performance objectives through the performance management program described above (the “individual component”). Each year, key performance measures are set by the Board in respect of the corporate component. Performance measures relating to the individual component are set by individual employees (including all Executive Officers) with their managers, or in the case of the CEO, by the Compensation Committee (subsequently approved by the independent directors of the Board of Directors).

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For the corporate component of the plan, if the threshold performance level is attained, the corporate payout percentage of 50% is payable. If the target performance level is attained, the corporate payout percentage of 100% is payable. If performance is exceptional, then a corporate payout percentage in excess of the target (up to 200%) may be approved by the Board. The level of performance and the corporate payout percentage is interpolated if performance falls between threshold, target and exceptional levels. If performance falls below the threshold level, then the corporate payout percentage is zero.

Individual ratings (the “individual payout percentage”) reflect the achievement of pre-established individual performance objectives and are evaluated and calibrated through CP’s performance management program. The individual payout percentage may range from 50% to 200%. However, unsatisfactory individual performance will result in a zero payout percentage for both the corporate and individual components of the PIP.

Any award payable under the individual component is subject to a minimum level of corporate performance, which is set annually by the Board. Awards under the PIP are not paid if this minimum corporate performance target (“the hurdle”) is not achieved. The maximum bonus opportunity for exceptional CP financial performance and individual contribution is capped at 200% of the individual’s target award level The PIP also provides that the Board of Directors can exercise discretion to adjust awards if the Board considers it appropriate to do so.

The weighting of the corporate and individual components is dependent on an employee’s level in the organization. Weightings for the 2011 annual incentive plan are as follows:

Level	Target Award as a percentage of base salary (%)	Corporate Component Weighting (%)	Individual Component Weighting (%)
CEO	100	75	25
Other NEO	65 - 80	75	25
Other Executive Officers	40 - 50	75	25
Senior Managers	25 - 30	60	40
Remaining Participants	7.5 - 22.5	50	50

The ultimate award payable to a participant under the PIP is the sum of the corporate and individual components calculated as follows:

Corporate Component:    base salary X target award level X corporate component weighting X the corporate payout percentage;

plus

Individual Component:    base salary X target award level X individual component weighting X individual payout percentage.

Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each of the Executive Officers and the aggregate of all awards payable under the PIP.

Executive Officers may elect to defer their compensation by receiving all or a portion of their annual incentive award in DSUs.

For performance in 2011, the corporate component had a target level of $1,270 million in OI. OI is defined as revenues less expenses (excluding unusual items) and is based on a projected foreign exchange rate set at the beginning of the year.

Actual 2011 OI adjusted for foreign exchange was $990 million. As OI was below the corporate hurdle established in the Performance Incentive Plan there was no payout under either the individual or corporate component for the 2011 Plan year.

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Executive Deferred Share Unit Plan (the “Executive DSU Plan”)

The Executive DSU Plan is designed to promote sustained alignment of interests between executives and shareholders, to help executives build equity in CP and meet their share ownership requirements. Under the Executive DSU Plan, Executive Officers may elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Executive DSU Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When any annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31 of the calendar year for which the award is paid.

Executive DSU Plan participants may redeem their DSUs only after termination of employment or retirement. In addition, DSUs granted after December 31, 2004 may not be redeemed until at least 6 months following the end of the participant’s employment. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer or a change in their ownership level requirement, CP will contribute one DSU for every three Shares or DSUs acquired by the individual. For the next 54 months following that six-month period, CP will contribute one DSU for every four Shares or DSUs acquired by the Executive Officer. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period. The CP match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution during the first six months of the appointment.

3.	Long-Term Incentives

Long-term incentives consist of PSUs and Options. PSUs complement the Corporation’s option plan for executives and are the sole LTIP vehicle for the balance of participants. PSUs align with CP’s pay for performance philosophy in that participants receive the value of the units only if performance targets are achieved.

The MSOIP ensures senior leadership focus on key financial and shareholder performance metrics, and the long-term growth and financial success of CP, thereby increasing shareholder value. The long-term performance focus of Options and the multi-year vesting requirements also encourage the retention of the key executive population. The Compensation Committee makes recommendations to the Board of Directors regarding both grants of PSUs and Options to Executive Officers.

Performance Share Unit Plan (the “PSU Plan”)

The performance period for PSUs is based on a 3 year cycle. Performance measures and targets, as well as the number of PSUs granted are set by the Board at the beginning of each performance period. Neither the amount, nor the terms of previously granted PSUs are taken into consideration in determining the size of a new grant. If performance targets are achieved at the end of the three year period, PSUs vest and are paid out in cash based on the number of units that are earned and the 30 trading day share price at the end of the performance period; if performance targets are not achieved at the end of the three year period, PSUs do not vest and are not paid out. The PSU Plan also provides that the Board of Directors can exercise discretion to adjust payouts if the Board

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considers it appropriate to do so. PSUs also earn dividends which are reinvested into additional share units, resulting in the growth of the number of PSUs over the performance period.

For the 3 year performance period beginning January 1, 2011 and ending December 31, 2013, the Board established that the two performance measures are ROCE and Total Shareholder Return as compared to the S&P/TSX60 index. Both measures are equally weighted at 50%, providing a balance between financial and market performance.

ROCE is calculated on the basis of earnings before interest and taxes, divided by total assets, less current liabilities, as measured under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). ROCE is an all-encompassing measure of performance which shows how productively the Corporation uses its assets. Total Shareholder Return compared to the S&P/TSX60 index compares CP’s share price growth over the performance period to the growth of the S&P/TSX60 index over the same period.

2011 PSU Grant

In 2011, a total of 269,300 PSUs were granted. Targets for the 3 year performance period are:

Performance Period	Performance Level (% of Units)		2013 ROCE 50%	TSR CAGR* Relative to index 50%
	Threshold	50	9.6%	-2%
2011 – 2013	Target	100	10.8%	0%
	Exceptional	200	12.0%	4%

*	Compound Annual Growth Rate

As with CP’s annual incentive plan, if threshold levels are not met, no award is payable under the PSU Plan. If performance is exceptional, an award in excess of target to a maximum of 200% may be approved by the Board. The level of performance and award are interpolated if they fall between threshold, target and maximum levels. Performance measures are assessed independently and payouts may be made in respect of one or both of the measures if thresholds are met.

2009 PSU Payout

For the 3 year performance period ended December 31, 2011, the two equally weighted performance measures were ROCE and Total Shareholder Return as compared to the S&P/TSX60 index. A portion of the PSUs vested based on the performance achievement of the targets as outlined in the table below:

Performance Metric	Threshold 50%	Target 100%	Exceptional 200%	Corporate Results	Payout Level Achieved
2011 Pre-Tax ROCE	8.5%	10.5%	13.5%	7.4%	0%
TSR CAGR Relative to Index	-1.0%	0.0%	2.0%	11.4%	200%

The number of PSUs vested and their value for each NEO is included in the table “Incentive Plan Awards — Value vested or earned during the year”.

Management Stock Option Incentive Plan

The number of Options granted to a recipient is determined by dividing a targeted dollar amount (determined by market surveys), which is expressed as a percentage of the recipient’s salary, by

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the theoretical value of an Option. That value is determined by broadly used valuation models that estimate the probable future payout, applied to the 30 day average closing Share price prior to the approval of the grant. Neither the amount, nor the terms of previously granted Options are taken into consideration in determining the size of a new grant. To do so might result in an unintended consequence of encouraging early exercise to avoid having future grants penalized due to significant outstanding Option holdings. In addition, it might disadvantage long-service employees and those who remain committed to the stock.

Regular Options expire ten years from the date of grant; half become exercisable on the second anniversary of the grant and the balance on the third anniversary. Prior to 2011, Tandem Share Appreciation Rights (“SARs”) were granted with consistent vesting requirements. Effective in 2011, Tandem SARs are no longer issued.

Prior to 2009, CP granted performance contingent Options. These Options have a shorter term and vest based on pre-determined operating ratio targets. If the operating ratio hurdles are not reached, the Options do not vest and are cancelled. This occurred with the 2007 and half of 2008 grants, where the operating ratio targets were not achieved.

Under the terms of the MSOIP, the maximum number of Shares that may be reserved for issuance to insiders as Options is 10% of the number of Shares outstanding. The maximum number of Options which may be granted to insiders within a one year period is 10% of the number of Shares outstanding and to any one insider is 5% of the number of Shares outstanding. The maximum number of Options which may be granted to any one individual is 5% of the number of Shares outstanding at the time of the reservation.

Notwithstanding the limits noted above, the dilution level, measured by the number of Options available for issuance as a percentage of outstanding Shares continues to be capped, at the discretion of the Board, at 7%. CP’s potential dilution level at year end is 6.1%.

The CEO, as well as the Chairman of the Board and the Chair of the Compensation Committee, have authority to grant Options to employees within certain defined parameters, which include the position of the employee and the expected value of the Options being granted. For 2011, the Compensation Committee authorized a pool of 100,000 Options for allocation by the CEO under this authority from which he granted 3,500 Options in total to 2 employees for the purposes of performance recognition and retention.

Participants in the MSOIP are granted a number of Options, exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. The exercise price of Options may not be reduced without shareholder approval. At the 2011 annual meeting, shareholders voted to approve an amendment to increase the maximum number of Shares available for issuance under the MSOIP effective May 12, 2011 by 3 million. The following table illustrates information relating to Options as of and for the year ended December 31, 2011.

2011	Number of Options/Shares	Percentage of Outstanding Shares
Options outstanding (December 31, 2011)	7,259,523	4.3
Options available to grant (December 31, 2011)	3,119,831	1.8
Shares issued on exercise of Options during 2011	7,699,288	4.5
Options granted during 2011	632,400	0.4

Since the inception of the MSOIP in October 2001, a total of 18,078,642 Shares have been made available for issuance under the MSOIP including the increase in reserve noted above and

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7,699,288 Shares have been issued through the exercise of Options. No financial assistance is provided to Option holders to facilitate the purchase of Shares under the MSOIP. In addition, CP has a policy that prohibits employees from forward selling Shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option and subsequently selling the Shares in a public venue.

An Option will expire before its normal expiry date if: (a) an Option holder resigns from his or her employment, in which case the Option will expire in 30 days; (b) an Option holder’s employment is terminated without cause, in which case the Option will expire in six months; (c) an Option holder’s employment is terminated for cause, including where an Option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately; (d) an Option holder dies, in which case the Option will expire in 12 months and may be exercised by the holder’s estate. An Option will continue to vest and expire on its normal expiry date if an Option holder’s employment ceases due to permanent disability or an Option holder retires upon attaining the mandatory or early retirement age established by CPRC from time to time. However, an Option granted after August 2, 2006 will expire on the earlier of a) its normal expiry date or b) five years after the Option holder retires, upon attaining the mandatory or early retirement age.

If an Option would otherwise expire during a blackout period, it will be extended beyond its normal expiry date to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of the extension, the Option term will be further extended to a date 10 business days after the date on which the additional blackout period expires.

Options may be assigned only to an Option holder’s family trust, personal holding corporation, or retirement trust or a legal representative of an Option holder’s estate or a person who acquires the Option holder’s rights by bequest or inheritance.

The Board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approval. No Options have been granted under the MSOIP that require ratification by shareholders.

The MSOIP was amended effective February 28, 2012 to include a “double trigger” provision in the event of a change of control. Pursuant to such provision, the vesting of Options held by a participant will not accelerate upon a change of control of the Corporation unless the participant is thereafter terminated without cause or constructively dismissed. This change will only affect future grants of Options under the MSOIP.

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2011, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under the MSOIP and the DSOP. The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP. On July 21, 2003, the Board of Directors suspended all further grants of Options under the DSOP.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (A) (#)	Weighted-average exercise price of outstanding Options, warrants and rights (B) ($)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C) (#)
Equity compensation plans approved by security holders	7,299,523	53.10	3,459,831
Equity compensation plans not approved by security holders	0	0	0
Total	7,299,523	53.10	3,459,831

The equity compensation plans referred to in the previous table, being the MSOIP and the DSOP, are described in Note 27 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2011, and in this Circular under the headings “Compensation Discussion and Analysis — Long-Term Incentives — Management Stock Option Incentives Plan” and “Directors’ Compensation — 2011 Directors’ Compensation — Directors’ Stock Option Plan”.

4. Pension

CP maintains a contributory defined benefit pension plan which enables pensions to be paid to eligible officers and employees of CP at retirement. This plan comprises a Basic Pension Plan, which is a registered pension plan under the Income Tax Act (the “Basic Pension Plan”), and a Supplemental Pension (the “Supplemental Pension Plan”), which provides retirement benefits in excess of the benefits payable from the Basic Pension Plan. Under the combined Basic Pension Plan and Supplemental Pension Plan, the amount of an individual’s pension is based on the greater of 2% of the average of the best five consecutive years or final 60 months of pensionable earnings (base salary plus incentive awards, where applicable, as described below) multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan.

Under the Basic Pension Plan, annual incentive plan awards approved by the Compensation Committee are included in the calculation of pensionable earnings for management service accrued after 2000. The best five-year average of such awards is limited to the individual’s five year average target level at retirement. The normal retirement age under the Basic Pension Plan is 65. The pension is payable for the lifetime of the retiree and continues to the surviving spouse at rates set forth in the Basic Pension Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index (“CPI”). This indexation increase is capped at 3% in any given year. Under the Basic Pension Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act. Due to these Income Tax Act maximums, the primary pension value for Executive Officers is derived from CP’s non-contributory Supplemental Pension Plan described below.

The Supplemental Pension Plan provides pension benefits in excess of the maximum permitted under the Basic Pension Plan. For members who joined the Supplemental Plan prior to October 1,

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2008, annual incentive plan awards are included in the calculation of pensionable earnings for all years of service (rather than just service after 2000 as provided for in the Basic Pension Plan described above). Members of the Basic Pension Plan and the Supplemental Pension Plan can retire with an unreduced pension when their age plus credited service equals 85 years, with a minimum age of 55, subject to employer consent. Members of the Supplemental Pension Plan may also retire with an unreduced pension at age 60 with the pension calculation based on their credited service at the time of retirement.

The Supplemental Pension Plan has provided prior deemed service benefits for executives who were hired in mid-career prior to 2010. These additional benefits were subject to a five year vesting period. Effective in 2010, this provision is no longer available to new participants.

A defined contribution (“DC”) pension option was introduced in both the Basic Pension Plan and Supplemental Pension Plan effective January 1, 2001. Non-unionized employees were given the opportunity at that time to participate in the DC pension option, which included the ability to switch to the defined benefit (“DB”) option at age 45.

In 2010, a new DC option was introduced. Concurrent with its introduction, the DB plan was closed to all newly hired non-unionized employees. Employees who were members of the existing DC option had the choice of transferring to the new DC plan. Employees who opted to remain in the existing DC plan retained the ability to switch to the DB option at age 45.

5. Other Compensation

Employee Share Purchase Plan

Share ownership helps to align the interests of employees with those of shareholders. The ESPP provides a mechanism for eligible CP employees to acquire Shares through payroll deductions.

Contributions by CP and by eligible employees are used to make purchases of Shares on the open market. CP purchases and contributes one Share for every three Shares purchased by eligible employees to a maximum of 6% of the employee’s salary. Employees may contribute to the ESPP to a maximum of 10% of their base salary. In no case will Shares be issued from treasury in connection with the ESPP. Shares contributed by CP will not vest in favour of the eligible employee until the end of the calendar quarter in which the Shares purchased with the employee’s contribution have been held for a period of one year. Employees must remain participants of the ESPP at the time of vesting in order to receive the CP contribution.

In April 2009, CP’s contributions to the ESPP were suspended for the balance of the year as a cost reduction initiative and, as a result, there was a decrease in employee participation in the ESPP during this period. CP’s contributions were reinstated for management employees effective January 1, 2010. As of December 31, 2011, approximately 47% of employees are participants in the ESPP.

Perquisites

CP offers its Executive Officers a perquisites program that allows Executive Officers to choose the perquisite package that best suits their needs. Perquisite values were reviewed in 2010, and are targeted at the 50th percentile of the Comparator Group. Flex perquisite dollar amounts are allocated to each eligible participant depending on level, and are based on the actual cost of providing

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financial counselling, automobile benefits, and club memberships. Flex dollars are applied towards the cost of the perquisites, and at year end, any unused flex dollars are paid out as taxable income.

Share Ownership Guidelines

CP has share ownership guidelines in place for each of its Executive Officers which are set in proportion to the Executive Officer’s management level. The guidelines specify a level of share ownership, expressed as a multiple of the Executive Officer’s current base salary, that the individual is required to hold as long as he or she is employed. Share ownership is calculated based on the greater of the acquisition price and the market value of the shares as of December 31, 2011.

Shares and DSUs are included in determining an Executive Officer’s ownership level. The table below sets out the current holdings of the NEOs, using the greater of acquisition value and the closing price of Shares on the TSX on December 31, 2011, which was $69.01 per Share.

Total Share Ownership
NEO	Minimum Ownership Requirement as a Multiple of Salary	Market value at December 31, 2011 ($)	Greater of market and Acquisition ($)	Multiple of Salary	Target Date For Share Ownership To Be Met
F.J. Green	4x	5,893,937	5,893,937	5.9x	Already Met
K.B. McQuade	3x	1,608,481	1,608,481	3.1x	Already Met
J.M. Franczak	3x	650,649	650,649	1.5x	April 2016
J.A. O’Hagan	3x	1,222,744	1,222,744	2.6x	December 2015
B.W. Grassby	2x	690,285	690,285	2.2x	Already Met

Each Executive Officer is expected to achieve the applicable minimum level of share ownership within a five-year period. Executive Officers promoted to a position with a higher ownership level are expected to achieve the new level within five years from the date of the promotion.

Executive Officer Clawback Policy

In December 2011, the Board adopted an Executive Clawback Policy whereby the Board may determine that annual and long-term incentive compensation paid to a senior executive or former senior executive should be reimbursed to Canadian Pacific in circumstances where:

1)	The incentive compensation paid to the senior executive or former senior executive was predicated upon the achievement of financial results that were subsequently materially restated or corrected, in whole or in part;

2)	The senior executive or former senior executive engaged in gross negligence, fraud or intentional misconduct that caused or partially caused the need for such restatement or correction, as admitted by the senior executive, or, in the absence of such admission, as determined by the Board acting reasonably; and

3)	The incentive compensation paid to the senior executive or former senior executive would have been lower based on the restated or corrected results.

In such circumstances, reimbursement of all or a portion of the applicable incentive compensation paid to the senior executive or former senior executive under the Corporation’s annual and long-term incentive plans will be sought, as permitted by applicable laws and to the extent the Board

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determines, in its sole discretion, that it is in the best interest of the Corporation to so require reimbursement (including to ensure compliance with applicable laws).

Anti-Hedging Policy

According to the Corporation’s disclosure and insider trading/reporting policy, CP directors, officers and employees are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of CP granted as compensation or held, directly or indirectly, by them.

PERFORMANCE GRAPHS

The following performance graph illustrates the cumulative total shareholder return on Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from December 31, 2006 to December 31, 2011. Although CP’s TSR performance has been largely consistent with the S&P/TSX index over the past five years, in 2011 it outperformed.

	Dec 2006	Dec 2007	Dec 2008	Dec 2009	Dec 2010	Dec 2011
CP	100.00	105.58	68.50	97.16	112.47	122.34
S&P/TSX Composite Index	100.00	109.83	73.58	99.38	116.87	106.69

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The following graph illustrates the trend in CEO’s total compensation less pension value as provided in the Summary Compensation Table (“Total Compensation less Pension”) compared with the trend in Total Shareholder Return from the period beginning December 31, 2006 to the period ending December 31, 2011.

	2006	2007	2008	2009	2010	2011
TCLP ($) (thousands)	3,193	4,036	3,746	4,264	5,320	4,259
TSR	100.00	105.58	68.50	97.16	112.47	122.34

CP’s NEO compensation generally has been aligned with TSR; both decreased in 2008 and recovered in 2010. In 2011 CP’s NEO pay decreased by 6%, although TSR increased by 9%.

It is important to remember that alignment will not always be perfectly matched, since most pay decisions are made at the beginning of the year while TSR performance is measured at the end of the year. In addition, changes in pension values which depend to a great extent on actuarial assumptions can have a dramatic effect on total pay calculations and can be quite volatile and therefore are not included in the chart above.

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The following graph illustrates the trend in NEOs’ Total Compensation less Pension compared with the trend in Total Shareholder Return from the period beginning December 31, 2006 to the period ending December 31, 2011.

	2006	2007	2008	2009	2010	2011
TCLP ($) (thousands)	6,771	9,705	8,644	9,799	13,001	9,909
TSR	100.00	105.58	68.50	97.16	112.47	122.34

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COST OF MANAGEMENT RATIO

The following table shows: (i) total aggregate NEO compensation in each of the last five completed years; and (ii) total aggregate NEO compensation less pension in each of the last five completed years, both expressed as a percentage of net income after tax. The total aggregate compensation is the sum of the annual total compensation values reported in the Summary Compensation Table.

Total NEO compensation decreased by 6%, or $900,000 in 2011 from 2010. The impact of not paying a bonus under the PIP for 2011 performance eliminated $3 million from target bonus levels. Pension values increased due to changes in compensation, and an increase can be significant when an executive is promoted and their compensation increases to reflect that new level of responsibility. In some cases the increase in pay to market-competitive levels can be made over more than one year. Changes in the composition of the NEOs also have an impact on year-over-year total NEO compensation. Notwithstanding the decrease in the total NEO compensation for 2011, the total NEO compensation as a percentage of net income increased over 2010 due to a decrease in net income of 12% in 2011 compared to 2010.

	2011	2010	2009	2008	2007
Net income ($millions) (a)	570	650.7	550	627.8	907.6
Total aggregate NEO compensation ($millions) (b)	14.5	15.4	10.1	10.3	13.9
As a percentage of net income	2.5%	2.4%	1.8%	1.6%	1.5%
Total aggregate NEO compensation less pension value ($millions) (b)	9.9	13	9.8	8.6	9.7
As a percentage of net income	1.7%	2.0%	1.8%	1.4%	1.1%

Notes:

(a)	Net income as reported in the Annual Reports

(b)	Named Executive Officers by year comprise:

2011 — Mr. Green, Ms. McQuade, Ms. O’Hagan, Mr. Franczak, Mr. Grassby

2010 — Mr. Green, Ms. McQuade, Mr. Harris, Ms. O’Hagan, Mr. Winter

2009 — Mr. Green, Ms. McQuade, Mr. Winter, Ms. O’Hagan, Mr. Guthrie

2008 — Mr. Green, Ms. McQuade, Ms. Szel, Mr. Winter, Mr. Guthrie

2007 — Mr. Green, Mr. Lambert, Ms. McQuade, Ms. Szel, Mr. Winter

Compensation Committee Members’ Experience and Expertise

The members of the Compensation Committee are all independent and have significant collective expertise and experience in human resource management, leadership, risk management, succession planning, talent management and human resources governance, which the committee uses to make decisions on a wide variety of compensation and other human resource matters.

Michael E.J. Phelps (Chair) is a long-standing Board and Compensation Committee member, having served on the Board and the Compensation Committee for the last 11 years. Mr. Phelps brings not only this institutional knowledge of CP’s compensation practices and history, but also brings his experience on the compensation committees of other corporations. Mr. Phelps currently sits on the compensation committee at Spectra Energy Corporation (chair) and Prodigy Gold Incorporated. He also brings experience in executive leadership, risk management, governance, and human resources as the former Chief Executive Officer at Westcoast Energy Inc.

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Timothy W. Faithfull also has a long-standing tenure on the Board and Compensation Committee, having served on the Board for eight years and the Compensation Committee for the last seven years. Mr. Faithfull brings experience in executive leadership, risk management, governance, and human resources as the former Chief Executive Officer at Shell Canada. He also brings his experience on the compensation committees of other corporations as he currently sits on the compensation committees of AMEC plc (chair) and Transalta Corporation (chair).

Richard L. George joined the Board and Compensation Committee in May, 2011 and contributes a fresh perspective to the committee. Mr. George brings experience in executive leadership, succession planning, risk management and human resources as the Chief Executive Officer at Suncor Energy. Mr. George also has past experience on the compensation committees of Global Sante Fe Corporation, Enbridge Inc. and Dofasco Inc.

Tony L. Ingram joined the Board and Compensation Committee in December, 2011 and contributes a railroad industry perspective to the committee. Mr. Ingram brings extensive experience in executive operational leadership, talent management and training in the railroad industry as the former Executive Vice President and Chief Operating Officer at CSX and the former Vice-President of Transportation & Mechanical at Norfolk Southern.

Madeleine Paquin has served as a director for the last 11 years and a member of the Compensation Committee for 4 years. She brings experience in executive leadership, risk management, and human resources in the transportation industry as the President and Chief Executive Officer at Logistec Corporation. Ms. Paquin is also a director of the Maritime Employers Association, bringing a broad transportation industry perspective to the Compensation Committee.

David W. Raisbeck joined the Compensation Committee in May 2010 and brings senior level human resource management experience as the former Executive Supervisor of Human Resources at Cargill Inc. His experience at Cargill also includes executive leadership and risk management. In addition, Mr. Raisbeck has experience on the compensation committees at other corporations. He is currently on the compensation committees at both Cardinal Health and Eastman Chemical.

Independent Compensation Consultant

In discharging its mandate, the Compensation Committee has engaged Towers Watson, independent executive compensation consultants, since 2001 to provide expertise and advice on matters relating to executive compensation. This includes providing market compensation information and advice on appropriate comparator organizations, current market practice and best practices with regard to compensation philosophy, pay mix, short and long-term incentive plan design, indirect compensation, contractual arrangements, and regulatory requirements including disclosure of executive compensation. This information and advice is used by the Compensation Committee in connection with the development and oversight of compensation policies and programs. The decisions made by the Compensation Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Towers Watson.

The Compensation Committee has a formal mandate that outlines Towers Watson’s role and terms of reference as the independent advisor to the Compensation Committee. In 2010, the Compensation Committee performed its annual assessment of the advisor’s independence and confirmed that its advisor is independent. Towers Watson has a clear reporting relationship to the Compensation Committee, has regular meetings with the Compensation Committee without management present, and all executive compensation consulting work is commissioned by, reported to and managed by the Chair of the Compensation Committee. In addition, Towers Watson has provided written confirmation that it has well-established safeguards to maintain its independence which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest.

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Since Towers Watson also provides actuarial, pension and benefit services to the Corporation, the Compensation Committee applies a financial independence test and considers the advisor independent if the fees earned by Towers Watson from the Corporation do not exceed 1% of Towers Watson’s annual revenue. Management must receive pre-approval from the Compensation Committee for any request related to executive compensation services, but not in respect of any other service provided by Towers Watson. The following table details fees paid to Towers Watson for years ended December 31, 2011 and December 31, 2010:

	Year ended 31-Dec-11 ($)	Year ended 31-Dec-10 ($)
Executive Compensation Related Fees(a)	228,353	146,000
All Other Fees(b)	1,746,781	2,178,000
TOTAL	1,975,134	2,324,000

Notes:

(a)	The fees paid to the consultant engaged by the Corporate Governance Committee referred to in “Directors’ Compensation — Directors’ Compensation Consultant” are also included in this amount.

(b)	All other fees were for actuarial, asset consulting and benefit services.

NEO COMPENSATION FOR 2011

CEO Compensation

Mr. F.J. Green, CEO

The Compensation Committee annually commissions a review of target and actual compensation paid to Chief Executive Officers of the Comparator Group in order to assess the competitiveness of the CEO’s compensation. In 2011, this review was expanded to include an analysis of the market competitiveness of the CEO’s compensation against the Class I Railroads.

Mr. Green’s base salary and annual incentive compensation are compared to the 50th percentile of the Comparator Group, while his long-term compensation is compared to the 75th percentile (with a portion rewarding relative performance). In comparing Mr. Green’s total compensation to the total compensation earned by the CEOs of the other Class I Railroads group, comparisons to the 25th to 50th percentile range are made. Prior to any changes, Mr. Green’s total compensation was at the 50th percentile of CEOs in the Comparator Group and below the 25th percentile of CEOs of the other Class I Railroads group.

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Mr. Green’s targeted compensation was evaluated against the total compensation of each of the CEOs at the other Class I Railroads, and was adjusted in 2011 to result in positioning his total compensation at the 27th percentile, primarily through increases in the expected value of his at risk pay, as follows:

	2010 Targeted Compensation	2011 Targeted Compensation
Base Salary (% Increase)	935,000	1,000,000 7.0%
Total Target Cash(a) (PIP Target Award Level) — At Risk	1,823,250 95%	2,000,000 100%
LTIP Expected Value (LTIP Target Award Level) — At Risk	2,805,000 300%	3,500,000 350%
Total Direct Compensation(b)	4,628,250	5,500,000

Notes:

(a)	Including base salary and target PIP.

(b)	Including base salary, target PIP and target LTIP.

The relative weightings of the various components of the 2011 design of Mr. Green’s total compensation as CEO, based on these revised target award levels under the PIP and LTIP, are set forth in the following table:

Compensation Component	Percentage of Total Compensation
Base Salary	16
PIP	16
LTIP	49
Pension (service and compensation costs)	17
All Other Compensation (including perquisites and benefits)	2
Total	100

With respect to actual compensation received for 2011, the following occurred:

•

On February 24, 2011, Mr. Green was granted 30,200 PSUs and 122,300 Options at an exercise price of $65.06 which represented the market price of Shares immediately preceding the approval of the grant. These grants had a theoretical value of $3,182,865 or approximately 350% of his base salary at the time.

•	As a result of the Corporation’s performance against its OI target, consistent with other participants of the plan, Mr. Green did not receive a bonus payment under the annual incentive plan for 2011.

The Compensation Committee also commissioned a review on market practices of capping CEO pensions. The outcome of this review is that the CEO’s target bonus percentage used in the calculation of his pension is now capped at 100%. In essence, any future increases to Mr. Green’s target award level under the annual incentive plan would not be recognized in determining the maximum target applicable for pension purposes.

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Assessment of CEO Performance

The CEO’s compensation is recommended by the Compensation Committee and approved by the independent directors of the Board. The Compensation Committee undertakes the following process to evaluate the CEO’s individual contribution to CP’s performance. At the beginning of the year, the CEO provides the Governance Committee members with a self-evaluation of his performance against the prior year’s objectives and against his general accountability statement. The Chairs of the Board and the Compensation Committee lead a Governance Committee discussion to carefully assess the CEO’s performance and finalize the evaluation. Based upon the recommendation of the Compensation Committee, the total compensation of the CEO is approved by the independent directors of the Board.

At year end, the Compensation Committee works with the CEO to set his performance objectives for the following year. In addition, the Compensation Committee has had their consultant stress-test the CEO’s compensation arrangements to confirm that CEO total compensation is clearly responsive to various financial and market performance scenarios and the Corporation’s multi-year plan.

In addition to the corporate OI measure, the CEO and other Executive Officers are measured against individual performance criteria, and the individual performance objective accounts for the remaining 25% of the total assessment. Success on these objectives is contingent on managing the railway through safe operations, with minimal impact on the environment and consistent with the principles of Responsible Care®, a public commitment to continually improve environmental, health and safety performance.

The individual performance objectives were approved by the Compensation Committee at the beginning of 2011. The performance objectives included elements covering performance in the following areas: Safety — reduction in train accident and personal injury rates; Growth and Profitability — optimizing book of business and strategic focus on driving productivity and creation of additional capacity; Leadership — Completion of organizational restructuring and continued senior management and succession and development planning; and Customer Service — continued implementation of CP’s multi-faceted approach to measure, enable and enhance customer service execution. Based on an overall qualitative review of these objectives, the Governance Committee rated Mr. Green’s individual performance as “Achieved” for 2011. However, since OI did not meet the minimum hurdle required for payout under the PIP, no award was paid under the plan.

Other NEO Compensation for 2011

Each year, the Compensation Committee reviews the total annual compensation payable to the NEOs. The following table summarizes 2011 target award levels, expressed as a percent of salary, under the incentive plans.

Name	Short-Term Incentive Target	Long-Term Incentive Target
K.B. McQuade	65%	450%
J. M. Franczak	80%	250%
J.A. O’Hagan	80%	250%
B.W. Grassby	65%	135%

The following is a synopsis of each NEO’s 2011 individual objectives and his or her performance against them. Performance against these objectives is the basis for 25% of their annual incentive

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bonus. However, for 2011, regardless of their individual performance against their objectives, since 2011 OI did not meet the minimum hurdle required for a payout under the plan, no awards were paid under either the corporate or individual component of the annual incentive plan.

Ms. K.B. McQuade, CFO

Ms. McQuade’s individual performance objectives for 2011 included: Completion of strategic and tactical plans to replace legacy Lead to Cash systems and provision of certain customer self-serve applications; Development of detailed road maps with the business for SAP leveraging and shipment management applications (20%); Continue to strengthen the balance sheet through the continued reduction of overall levels of indebtedness (20%); Costing and profitability system (20%); People development and succession planning (20%); and extend integrated control framework to the rest of the corporation (20%). Based on a review of these objectives, Ms. McQuade’s individual performance was rated as “Achieved” for 2011. However, since OI did not meet the minimum hurdle required for payout under the PIP, no award was paid under the plan.

Mr. J.M. Franczak, Executive Vice President, Operations

Mr. Franczak was appointed Executive Vice President, Operations effective April 1, 2011. The individual performance objectives related to his appointment to this position included: Safety: Improve key measures of Operations safety performance by 5% (20%); Service: Improve service reliability and enable Earnings Per Share (“EPS”) growth and efficiency (25%); Productivity: Drive EPS by achieving targeted Operations Cost per gross ton-mile (excluding fuel) and delivering capital efficient Track Programs & Equipment programs and complete initiatives in 2011 that will drive operating metrics in 2012 (25%); Growth: Ensure infrastructure and resource plan enables (controlled) growth as part of the overall market growth/development plan and enhance S&OP process to facilitate Multi-Year Plan work and develop better demand/resource management capability to deal with near-term volatility (15%); and People: Continue to drive organization effectiveness and engage in CP’s strategic and business plan development (15%). Based on a review of these objectives, Mr. Franczak’s individual performance was rated as “Achieved” for 2011. However, since OI did not meet the minimum hurdle required for payout under the PIP, no award was paid under the plan.

Ms. J.A. O’Hagan, Executive Vice President and Chief Marketing Officer

Ms. O’Hagan’s individual performance objectives for 2011 included: Growth: Achieve revenue growth and price strategy; Secure renewals for key contracts (25%); Service: Implement product management, expand market development capabilities and advance further integration of CP Logistics Solutions (“CPLS”); Implement key technology solutions for Lead to Cash and Customer Service; Implement new products, services and order management for Canadian grain and improve market share and customer satisfaction and advance cost and profitability analytics and tools for yield management (25%); People: Complete accountability and alignment and leverage new organization for revenue growth, market development and improved customer service (25%); and Productivity and Efficiency: Implement two key co-production agreements with Class I partners; Further rationalize the network and implement 4 year plan for network capacity; Deliver new communications and branding program for Marketing and Sales and expand corporate plan for the Digital Railroad (25%). Based on a review of these objectives, Ms. O’Hagan’s individual performance was rated as “Exceeded” for 2011. However, since OI did not meet the minimum hurdle required for payout under the PIP, no award was paid under the plan.

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Mr. B.W. Grassby, Senior Vice President, Finance

Mr. Grassby’s individual performance objectives for 2011 included: Deliver Numbers/Disclosures/Controls with no significant issues with Audit Committee or External Auditor (20%); Develop detailed road map with the business for ‘Manage Finance’ as part of the Integrated Information Plan project and ensure new general ledger mapped out and ready for execution (30%); Complete Finance Lean Integrated Processes activities including detailed plan (15%); Extend Integrated Control Framework to the rest of the company (shared objective with CFO) (15%); Complete External Audit Request For Proposal and ensure smooth transition of new team selected (10%); and Finish accountability and alignment and ensure robust careers plans at Stratum 3 & 4 Levels in place (10%). Based on a review of these objectives, Mr. Grassby’s individual performance was rated as “Achieved” for 2011. However, since OI did not meet the minimum hurdle required for payout under the PIP, no award was paid under the plan.

The Compensation Committee reviewed with management the foregoing Compensation Discussion and Analysis. Based on that review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Corporation’s 2012 Proxy Statement and Annual Report for the year ended December 31, 2011.

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SUMMARY COMPENSATION TABLE

The following disclosure of executive compensation provides information on the compensation of CP’s NEOs, being the CEO, the CFO, and CP’s next three most highly compensated Executive Officers, during the years ended December 31, 2011, 2010, and 2009.

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)(f)	Option based awards ($)(g)	Annual incentive plans	Long- term incentive plans	Pension Value ($)(h)	All other compensation ($)(i)	Total Compensation ($)
F.J. Green(a) President and	2011 2010	985,873 926,250	1,591,498 1,322,182	1,591,368 1,321,261	0 1,665,469	0 0	1,026,000 1,258,000	90,339 84,756	5,285,078 6,577,918
Chief Executive Officer	2009	855,162	1,119,946	1,188,860	1,004,063	0	(70,000)	95,827	4,193,857
K.B. McQuade(b) Executive Vice-	2011 2010	518,661 507,121	1,111,940 1,119,088	1,111,225 1,119,037	0 586,336	0 0	299,000 268,000	110,071 85,708	3,150,897 3,685,290
President and Chief Financial Officer	2009	478,116	906,833	963,282	462,462	0	228,000	103,270	3,141,963
J.M. Franczak(c) Executive Vice President Operations	2011 2010 2009	351,075 241,000 213,000	189,715 95,330 69,078	189,975 95,279 74,032	0 215,084 95,984	0 0 0	2,238,000 823,000 6,000	91,243 18,724 16,519	3,060,008 1,488,417 474,613
J.A. O’Hagan(d) Executive Vice-President and Chief Marketing Officer	2011 2010 2009	415,353 323,667 305,000	345,176 201,021 166,081	346,119 201,252 176,805	0 397,649 178,425	0 0 0	698,000 428,000 46,000	145,488 49,525 54,130	1,950,136 1,601,114 926,441
B.W. Grassby(e) Senior Vice-President, Finance	2011 2010 2009	304,408 253,250 246,000	187,080 101,547 80,836	187,373 102,084 85,354	0 208,673 111,930	0 0 0	370,000 405,000 38,000	41,067 54,883 16,293	1,089,928 1,125,437 578,413

Notes:

(a)	Mr. Green was appointed CEO on May 5, 2006. Mr. Green is also a member of the board of directors but receives no compensation for his duties on the board.

(b)	Ms. McQuade was appointed CFO on September 4, 2008. Payments that were made in US$ were converted into Canadian dollars using an average exchange rate of 0.9891 for 2011, 1.0299 for 2010, and 1.1419 for 2009.

(c)	Mr. Franczak was appointed Executive Vice-President, Operations on April 1, 2011.

(d)	Ms. O’Hagan was appointed Executive Vice-President and Chief Marketing Officer on December 1, 2010.

(e)	Mr. Grassby was appointed Senior Vice-President, Finance on December 1, 2010.

(f)	Represents the fair value of the PSUs granted under the Management LTIP based on the binomial lattice model methodology for valuing long-term incentives. For 2011, the grant date fair value is $52.70, while the accounting fair value is $65.06. PSUs granted in 2010 and 2011 remain subject to vesting conditions.

The grant date fair value is calculated using Towers Watson’s binomial long-term incentive valuation methodology which includes a discount to account for the vesting restrictions and an adjustment to reflect the payout range.

The Compensation Committee uses the binomial long-term incentive valuation methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

(g)	Represents the fair value of the Options granted under the MSOIP based on the binomial lattice model methodology for valuing Options. For 2011, the grant date fair value is $13.01 for the regular Options while the accounting fair value is $19.46 for the regular Options.

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The grant date fair value is calculated using Towers Watson’s binomial option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value; however, some of the underlying assumptions are different. For example, the binomial methodology assumes a slightly lower historical volatility, a higher risk-free rate and includes a discount to account for vesting restrictions.

The Compensation Committee uses the binomial option pricing methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

(h)	Represents the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as used for determining the year end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

(i)	Represents the value of Shares purchased by CP pursuant to the matching provisions of the ESPP and the value of matching DSUs awarded under the Executive DSU Plan.

The value of perquisites and other personal benefits not greater than the lesser of $50,000 or 10% of the annual salary for any NEOs are not included in this column.

For Mr. Grassby the amounts also include the value of company provided perquisites of $16,982 representing the value of the executive automobile benefit.

For Ms. McQuade, the value also includes a tax equalization payment of $72,854.07.

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INCENTIVE PLAN AWARDS

The following table shows all equity-based incentive plan awards outstanding as at December 31, 2011. Option-based awards were granted at the last fair market value prior to approval of the grant whereas the Share-based awards were granted based on the fair market value on the date of the award. For additional information about Option and Share-based awards, see the description of Executive DSU Plan and Long-Term Incentives in the Compensation Discussion and Analysis.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the- money Options(a) ($)	Vested date	Number of Shares or Units of Stock That Have Not Vested	Market or payout value of share- based awards that have not vested(a)(b) ($)	Market payout value of vested share- based awards not paid out or distributed ($)(c)
F.J. Green	102,600	62.56	2-Jun-2012	661,770	1-Jan-2012	80	5,496	5,992,827
	122,100	71.69	19-May-2013	0	12-Feb-2012	791	54,559
	33,800	32.50	19-Feb-2014	1,234,038	31-Dec-2012	32,903	2,270,626
	35,300	42.05	21-Feb-2015	951,688	31-Dec-2013	30,637	2,114,233
	54,200	57.70	21-Feb-2016	613,002
	11,700	60.16	5-May-2016	103,545
	96,200	62.56	2-Mar-2017	620,490
	76,300	71.69	19-Feb-2018	0
	136,500	36.29	18-Feb-2019	4,466,280
	135,900	51.17	25-Feb-2020	2,424,456
	122,300	65.06	24-Feb-2021	483,085
Total	926,900			11,558,354
K.B. McQuade	94,200	71.69	19-May-2013	0	31-Dec-2012	27,849	1,921,859	3,594,240
	58,800	71.69	19-Feb-2018	0	31-Dec-2013	21,405	1,477,159
	110,600	36.29	18-Feb-2019	3,618,832
	115,100	51.17	25-Feb-2020	2,053,384
	85,400	65.06	24-Feb-2021	337,330
Total	464,100			6,009,546
J.M. Franczak	5,100	62.56	2-Jun-2012	32,895	1-Jan-2012	9	609	586,115
	4,700	71.69	19-May-2013	0	1-Apr-2012	8	579
	3,350	57.70	21-Feb-2016	37,889	1-Jul-2012	15	1,062
	6,400	62.56	2-Mar-2017	41,280	1-Oct-2012	19	1,326
	5,900	71.69	19-Feb-2018	0	31-Dec-2012	2,372	163,692
	8,500	36.29	18-Feb-2019	278,120	1-Jan-2013	23	1,570
	9,800	51.17	25-Feb-2020	174,832	31-Dec-2013	3,652	252,025
	14,600	65.06	24-Feb-2021	57,670	24-Feb-2014	1,087	74,989
Total	58,350			622,686
J.A. O’Hagan	8,500	62.56	2-Jun-2012	54,825	8-Dec-2012	224	15,485	1,125,397
	810	32.41	26-Aug-2012	29,646	31-Dec-2012	5,002	345,188
	4,600	31.45	18-Feb-2013	172,776	25-Feb-2013	810	55,868
	8,900	71.69	19-May-2013	0	12-Aug-2013	85	5,842
	5,300	32.50	19-Feb-2014	193,503	31-Dec-2013	6,645	458,571
	4,900	42.05	21-Feb-2015	132,104	24-Feb-2014	2,062	142,278
	8,200	57.70	21-Feb-2016	92,742
	8,000	62.56	2-Mar-2017	51,600
	8,400	71.69	19-Feb-2018	0
	20,300	36.29	18-Feb-2019	664,216
	20,700	51.17	25-Feb-2020	369,288
	26,600	65.06	24-Feb-2021	105,070
Total	125,210			1,865,770
B.W. Grassby	6,100	62.56	2-Jun-2012	39,345	31-Dec-2012	2,527	174,388	648,645
	4,450	31.45	18-Feb-2013	167,142	31-Dec-2013	3,601	248,505
	5,600	71.69	19-May-2013	0	24-Feb-2014	539	37,196
	9,900	32.50	19-Feb-2014	361,449
	9,000	42.05	21-Feb-2015	242,640
	7,300	57.70	21-Feb-2016	82,563
	7,000	60.60	5-Apr-2016	58,870
	7,700	62.56	2-Mar-2017	49,665
	7,000	71.69	19-Feb-2018	0
	9,800	36.29	18-Feb-2019	320,656
	10,500	51.17	25-Feb-2020	187,320
	14,400	65.06	24-Feb-2021	56,880
Total	98,750			1,566,530

Notes:

(a)	Value based on the closing Share price on the TSX of December 31, 2011 of $69.01.

(b)	Value of PSUs are based on a payment at target.

(c)	Represents value of vested DSUs and 2009 PSU award. PSU value is based on the 30 trading day average Share price on the TSX prior to December 31, 2011 of $63.12. DSU value based on closing share price on the TSX of $69.01; for Ms. McQuade, the DSU value is based on the closing Share price on the NYSE on December 31, 2011 of US $67.67 converted into Canadian dollars using an average exchange rate for 2011 of 0.9891.

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OPTIONS EXERCISED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2011

The following table provides details regarding Options exercised and sold by the NEOs during the financial year ended December 31, 2011.

Name	Number of Options exercised and sold	Option exercise price	Value realized(a)(b)
F.J. Green	16,500	$60.16	$134,086
K.B. McQuade	0	—	$0
J.M. Franczak	0	—	$0
J.A. O’Hagan	0	—	$0
B.W. Grassby	0	—	$0

Notes:

(a)	Calculated using the market price of the Shares acquired on exercise of the respective Options and subtracting the respective exercise prices.

(b)	The 16,500 Options that Mr. Green exercised in 2011 were set to expire in May 2011 and were granted in 2006.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value from incentive plans vested or earned by NEOs under the Corporation’s LTIP and the annual incentive bonus payment in 2011.

Name	Option based Awards Value vested during the year ($)	Share-based Awards Value vested during the year ($)(a)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
F.J. Green	2,058,420	2,755,126	0
K.B. McQuade	1,667,848	2,060,283	0
J.M. Franczak	128,180	185,720	0
J.A. O’Hagan	306,124	377,329	0
B.W. Grassby	147,784	183,656	0

Note:

(a)	Share-based awards include the value of the DSUs that vested in 2011, which may be redeemed only upon termination of employment per the terms of the Executive DSU plan described under the heading “Compensation Discussion and Analysis — Annual Incentive Plan — Executive Deferred Share Unit Plan” and the value of the 2009 PSU grant. The value for the 2009 PSU grant has been calculated by multiplying half of the number of share units granted (including re-invested dividends) by the performance vesting factor of 200% and the 30 trading day average closing share price ending December 31, 2011 on the TSX ($63.12). Actual awards were paid out in March 2012.

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PENSION PLAN BENEFITS

Defined Benefit Table

The following table shows the aggregate annual retirement benefits payable under the Basic Pension Plan and the Supplemental Pension Plan at year end and upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2011. It also reflects the value of pension benefits earned in 2011. The Basic Pension Plan and Supplemental Pension Plan are described under “Compensation Discussion and Analysis — Pensions”.

Name	Number of years credited service (#)		Number of years credited service at Age 65 (#)		Annual benefits payable ($)		Opening Present Value of Defined Benefit Obligation ($)	Compensatory change(c) ($)	Non - compensatory change(d) ($)	Closing Present Value of Defined Benefit Obligation(e) ($)
					At year end(a)	At age 65(b)
F.J. Green	33.58		35.00		1,170,000	1,220,000	16,438,000	1,026,000	2,284,000	19,748,000
K.B. McQuade(f)	4.58		n/a		n/a	n/a	1,099,000	299,000	219,000	1,617,000
J.M. Franczak	24.00		35.00		171,000	250,000	2,469,000	2,238,000	759,000	5,466,000
J.A. O’Hagan	13.42	(g)	30.00	(g)	117,000	283,000	1,330,000	698,000	398,000	2,426,000
B.W. Grassby	19.17	(h)	30.00	(h)	114,000	200,000	1,348,000	370,000	278,000	1,996,000

Notes:

(a)	This is the annual pension earned to the end of 2011.

(b)	Assumes highest plan earnings as at December 31, 2011.

(c)	Includes the 2011 employer service cost plus changes in compensation in excess of the actuarial assumptions.

(d)	Impact of all other changes, including interest on prior year’s obligation plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses. Most of the value reflected in this column results from a decrease in interest rates of 65 basis points year over year.

(e)	For information regarding the valuation method and all significant assumptions applied in quantifying the closing present value of the defined benefit obligation, refer to note 26 of the Corporation’s annual financial statements for the year ended December 31, 2011.

(f)	Ms. McQuade is employed under a fixed term contract that terminates prior to her reaching age 65. The figures for this executive reflect the unique terms of her employment contract. See “Employment Contracts and Termination and Change of Control Benefits — Employment Contracts — Ms. McQuade”.

(g)	Includes 4.25 years of deemed credited service for Ms. O’Hagan.

(h)	Includes 8.59 years of deemed credited service for Mr. Grassby.

Deferred Compensation Plans

The following table shows the number of DSUs outstanding and their value based on the closing Share price on December 31, 2011.

Name	Unvested DSUs (#)	Vested DSUs (#)	Total Units	Market Value as at December 31, 2011 ($)(a)
F.J. Green	871	49,968	50,839	3,508,399
K.B. McQuade	0	22,918	22,918	1,533,957
J.M. Franczak	1,161	6,219	7,380	509,294
J.A. O’Hagan	3,181	10,839	14,020	967,520
B.W. Grassby	539	6,738	7,277	502,186

Note:

(a)	Value of vested and unvested DSUs as at December 31, 2011 based on the closing Share price on the TSX of $69.01 and for Ms. McQuade a closing Share price on the NYSE of US$67.67 converted into Canadian dollars using an average exchange rate for 2011 of 0.9891.

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Employment Contracts and Termination and Change of Control Benefits

Employment Contracts

Similar to other CP management employees, Mr. Green, Ms. O’Hagan and Mr. Grassby are employed at will by the Corporation and do not have employment agreements. In the event of termination without cause, Mr. Green, Ms. O’Hagan and Mr. Grassby would be subject to CP’s severance program then in effect. CP uses employment agreements in specific situations.

Ms. McQuade

Ms. McQuade has an employment agreement with CP that governs the terms and conditions of her employment. This agreement was extended to May 15, 2013.

Ms. McQuade’s employment agreement may be renewed for subsequent terms upon the mutual agreement of CP and Ms. McQuade. The agreement may be terminated earlier as follows:

a)	by Ms. McQuade, at any time, for any reason, on the provision of one month’s written notice to CP, which CP may waive, in whole or in part;

b)	by CP for any reason on giving Ms. McQuade six months’ advance notice in writing or on paying her the equivalent termination pay in lieu of notice; or

c)	by CP without any notice or pay in lieu thereof, for cause.

The agreement also includes non-competition and non-solicitation restrictions in the event her employment is terminated prior to the end of her contract.

Ms. McQuade’s employment agreement entitles her to supplemental retirement benefits which equal the incremental benefits that would have been provided under the retirement plan of the Norfolk Southern Corporation and participating subsidiary companies and the supplemental benefit plan of Norfolk Southern Corporation and participating subsidiary companies in effect at the time of her departure from Norfolk Southern Corporation, had she continued participation in those plans during her employment at CP.

Under the agreement, Ms. McQuade is also eligible for special tax equalization payments in respect of her employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States. Ms. McQuade is also eligible for equity protection on the sale of her Calgary home, if deemed necessary, provided she does not voluntarily resign prior to the expiration of the term of her contract.

Mr. Franczak

Mr. Franczak has an agreement with CP that sets out the terms of his compensation package effective November 7, 2011. Mr. Franczak’s agreement sets out his base salary and provides that Mr. Franczak will continue to be eligible to participate in the PIP and LTIP with specific target reward levels set out in the agreement.

Mr. Franczak’s agreement also provides that in the event that Mr. Franczak’s employment is terminated without cause and prior to Mr. Franczak being eligible to receive an unreduced pension, Mr. Franczak will have the option of: (i) receiving severance payments in connection with CP’s

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severance program then in effect; or (ii) electing to be placed on a pensionable paid leave of absence until Mr. Franczak is eligible to receive an unreduced pension. Mr. Franczak would also continue to be eligible for the Corporation’s current post retirement benefits, which include a health spending account and life insurance.

If Mr. Franczak’s employment were terminated without cause prior to Mr. Franczak being eligible to receive an unreduced pension and he were to choose to receive his entitlement pursuant to option (ii) described above, the approximate entitlement would be $3,549,607, which includes $1,858,000 (present value of additional retirement benefits), $1,293,750 (present value of severance payments), $26,295 (present value of other benefits) and $371,562 (estimated value of vesting Options).

Change of Control Agreements

Each NEO is a party to a change of control agreement. If a change of control of CP occurs and an NEO is subsequently terminated without cause or constructively dismissed within a specified period following a change of control, each NEO is entitled to receive, pursuant to the terms of his or her change of control agreement, certain severance benefits. These agreements include “double trigger” provisions, meaning that cash severance payments will not be made and Options granted under the MSOIP after February 27, 2012 will not vest upon a change of control of the Corporation unless the NEO is thereafter terminated without cause or constructively dismissed. Options granted under the MSOIP on or prior to February 27, 2012 and PSUs will vest immediately upon the change in control. The specific vesting criteria are described in further detail in the table below.

A “change of control” arises in the following circumstances:

•	20% or more of the Shares are acquired by any person or persons acting jointly or in concert;

•	80% or more of the Corporation’s Shares are held by a new entity created by any transaction or series thereof;

•	All or substantially all of the assets of the Corporation are sold, assigned or transferred;

•	A majority (more than 50%) change in the Corporation’s Board of Directors over a 12 month period; or

•	The Board adopts a resolution confirming that a change of control has occurred.

NEOs are subject to a protection period following a change of control. If an NEO is involuntarily terminated other than for cause or if the individual initiates termination for certain defined reasons such as a material change in responsibilities or a reduction in salary or benefit, in each case following a change of control, a payment is triggered. The protection period for Mr. Green is 36 months. The protection period for Ms. McQuade is 24 months. The protection period for Ms. O’Hagan, Mr. Franczak and Mr. Grassby is 18 months.

If any of the foregoing events occurs within a specified period following the change of control each active NEO is entitled to receive a lump sum severance payment equal to the base salary that such NEO would have earned through the end of the applicable severance period (36 months for Mr. Green, and 24 months for Ms. McQuade, Ms. O’Hagan and Mr. Franczak and Mr. Grassby). Each change of control severance agreement also provides that the active NEO is entitled to certain benefits, including payments under CP’s compensation plans and the continuation of certain benefits for the duration of the severance period.

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Compensation on Termination of Employment

In the event an NEO ceases to be an employee due to change of control, retirement, resignation or termination without cause, the NEO will receive specific compensation treatment as summarized below:

	Resignation	Retirement	Termination without cause (Ms. McQuade only)(a)(b)	Change of Control
Severance	None	None	6 months’ base salary	Severance equal to the executive’s highest monthly rate of base salary payable to the executive during the 24-month period immediately preceding the termination date times the severance period (36 months for the CEO and 24 months for other NEOs)
Annual Incentive Plan Award	Forfeited	Award for current year is pro-rated to retirement date	Equal to the target award for severance period	Equal to the target award for severance period
PSUs	Forfeited	Prorated based on active service within the performance period	Prorated based on active service within the performance period	Vest immediately at target, prorated based on active service during the performance period to the effective date of the change of control
Options	30 days to exercise vested Options or before the expiry date whichever comes first; unvested awards are forfeited	Options continue to vest and grants expire the earlier of 5 years after retirement date and normal expiry date	6 months to exercise vested Options and Options that will vest within that six-month period	Options granted on or prior to February 27, 2012 vest immediately upon change of control. Options granted after February 27, 2012 only vest early if the option-holder is terminated following the change of control
Benefits	Terminate upon resignation	Post Retirement Life insurance of $50,000 and a Health Spending Account calculated based on years of company service (which is the same for all employees)	Agreement provides the executive and her/his dependant with continuance of coverage for health, dental and life/accident insurance benefits for the severance period or a lump sum payout equal to the present value of the cost of the coverage for the severance period	Agreement provides the executive and his/her dependant(s) with continuance of coverage for health, dental and life/accident insurance benefits for the severance period or a lump sum payout equal to the present value of the cost of the coverage for the severance period
Pension	No additional value	No additional value	Equal to the value of pension over the severance period	Benefits continue to accrue during the severance period
Perquisites	Any unused flex perquisite dollars are forfeited	Any unused flex perquisite dollars are paid out as cash upon retirement	Payment by the Corporation for an amount equal to the expenses that would have incurred over the severance period	Payment by the Corporation for an amount equal to the expenses that would have incurred over the severance period
DSUs	Unvested DSUs are forfeited	Unvested DSUs are forfeited	Unvested DSUs are forfeited	All unvested DSUs vest immediately

Note:

(a)	All NEOs with the exception of K.B. McQuade are subject to common law terms.

(b)	In the event of termination without cause, Mr. Franczak has a contractual arrangement described under “Employment Contracts and Termination and Change of Control Benefits – Employment Contracts”.

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The following tables summarize the estimated incremental value of termination payments for each NEO assuming each of the following termination events had occurred as of December 31, 2011. With respect to compensation upon retirement, executives receive company-paid post-retirement life insurance coverage of $50,000 and a company funded health spending account. The annual contribution by the Corporation to the health spending account for all employees is calculated as $33 per year of service.

Summary Table

NEO	Payable on Retirement ($)	Payable on Termination without Cause(a) ($)	Payable on Change of Control ($)
F.J. Green	34,351	n/a	17,691,802
K.B. McQuade	Not Eligible	3,437,671	6,690,787
J.M. Franczak	Not Eligible	n/a(b)	4,841,933
J.A. O’Hagan	Not Eligible	n/a	4,288,944
B.W. Grassby	Not Eligible	n/a	2,832,136
Total NEOs	34,351	3,437,671	36,345,602

Notes:

(a)	All NEOs with the exception of K.B. McQuade are subject to common law terms.

(b)	In the event of termination without cause, Mr. Franczak has a contractual arrangement described under “Employment Contracts and Termination and Change of Control Benefits — Employment Contracts — Mr. Franczak”.

Payable on Termination without Cause

Name	Lump Sum Value of Additional Retirement Benefits ($)	Severance Payments ($)	Other Benefits ($)	Value of Options vesting(a) ($)	Payable on Termination without Cause(b) ($)
K.B. McQuade	163,000	429,000	9,563	2,836,108	3,437,671

Note:

(a)	Value of Options that vest within six months of termination based on the closing Share price on the TSX as at December 31, 2011 of $69.01.

(b)	In the event of termination without cause, Mr. Franczak has a contractual arrangement described under “Employment Contracts and Termination and Change of Control Benefits – Employment Contracts — Mr. Franczak”.

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Payable on Change of Control

Name	Additional Retirement Benefits($)	Severance Payments(a) ($)	Other Benefits(b) ($)	Value of early vesting of Options & equity based awards(c) ($)	Payable on Change of Control(d) ($)
F.J. Green	5,623,000	6,000,000	206,296	5,862,506	17,691,802
K.B. McQuade	671,000	1,716,000	103,657	4,200,130	6,690,787
J.M. Franczak	2,612,000	1,620,000	125,342	484,591	4,841,933
J.A. O’Hagan	1,363,000	1,728,000	117,180	1,080,764	4,288,944
B.W. Grassby	1,203,000	1,023,000	125,052	481,084	2,832,136
Total NEOs	11,472,000	12,087,000	677,527	12,109,075	36,345,602

Notes:

(a)	Severance period equals 24 months for all NEOs other than the CEO and 36 months for the CEO.

(b)	Includes the cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP shares.

(c)	Value of all unvested Options and unvested DSUs as at December 31, 2011 based on the closing Share price on the TSX of $69.01.

(d)	Costs relating to relocation and legal fees provided by the Change of Control Agreement are not included in the total amounts payable.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2011, there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements or understandings provided by CP or its subsidiaries to, any of the Canadian Pacific Nominees or Executive Officers or any of their associates.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Corporation carries on its own behalf, and on behalf of its subsidiaries, a Directors’ and Officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US$150,000,000 Side A/B with an additional US$75,000,000 in Side A Difference in Conditions excess coverage. This additional Side A coverage provides an extra US$75,000,000 in dedicated limit specifically to the directors and officers where the coverage itself is subject to minimal exclusions when compared to the rest of the US$150,000,000 program. The overall program is subject to a zero deductible for directors and officers (applicable when CP is not legally permitted to or cannot indemnify the directors or officers), and either a US$1,000,000, US$2,000,000 or US$10,000,000 corporate deductible for all company reimbursement claims in cases where a director or officer is indemnified by CP for any loss covered by the policy. The corporate reimbursement deductibles are structured such that a US$1,000,000 deductible applies to all claims except those involving a U.S. Securities claim; at which point the US$2,000,000 deductible will be applied. A US$10,000,000 deductible will apply to those claims (including securities claims) that arise out of a pollution incident. The total premium paid for the 2011 directors’ and officers’ policy program was US$1,423,338.

SHAREHOLDER PROPOSALS

This year Canadian Pacific did not receive any shareholder proposals for inclusion in this Circular. The last day for submission of proposals by shareholders for next year’s management proxy circular is December 21, 2012. In response to a request from a shareholder that the Corporation provide an abstention option for voting on shareholder proposals, the Corporation has agreed to include an “abstain” box, in addition to the usual “for” and “against” boxes, on the Corporation’s form of proxy in respect of all future shareholder proposals.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available on written request to the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: Terms of Reference of the Board of Directors and each of the committees of the Board, the 2011 Annual Information Form (which is also filed with the SEC as part of a Form 40-F), the 2011 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2011, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2011, and this Circular.

The Corporation’s financial information is provided in the Corporation’s comparative annual financial statements and MD&A for the year ended December 31, 2011.

Copies of the aforementioned documents as well as additional information relating to Canadian Pacific are available online at www.cpr.ca or www.sedar.com.

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APPROVAL

The contents of this Circular and its distribution have been approved by the directors of the Corporation.

KAREN L. FLEMING

Corporate Secretary

March 22, 2012

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SCHEDULE “A” — STATEMENT OF CORPORATE GOVERNANCE

•	CP’s Board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization

•	CP’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CP

The Board and management believe that good corporate governance practices are essential to the effective management of CP and to the protection of its investors, employees and other stakeholders. The Board has developed Corporate Governance Principles and Guidelines (“Governance Guidelines”), available on our website at www.cpr.ca, which set out the governance standards and requirements applicable in Canada. CP’s corporate governance practices fully comply with the requirements of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators (“CSA”).

BOARD OF DIRECTORS

•	All Board members have been affirmatively determined to be independent with the exceptions of Mr. Green and Mr. Harris

•	The roles of Chairman and CEO are separate

•	There are no interlocking directorships

Independent Directors

The Board has adopted standards for director independence, which are provided in Schedule “C” to this Circular. The Board conducted a comprehensive assessment of each of its members as against these standards and determined that a majority of the directors of CP have no material relationship with CP and are independent.

Mr. Green is not independent by virtue of the fact that he is President and CEO of the Corporation and Mr. Harris is not independent by virtue of the fact that he retired as Executive Vice-President and Chief Operations Officer of the Corporation in April, 2011 and acted as a consultant to the Corporation in 2011.

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The following table indicates which of Canadian Pacific’s directors are independent:

Name	Independent	Not Independent	Reason for Not Independent Status
John E. Cleghorn	✓
Timothy W. Faithfull	✓
Richard L. George	✓
Fred J. Green		✓	President and CEO
Edmond L. Harris		✓	Former Executive Vice President and COO and former consultant
Krystyna T. Hoeg	✓
Tony L. Ingram	✓
Richard C. Kelly	✓
John P. Manley	✓
Linda J. Morgan	✓
Madeleine Paquin	✓
Michael E.J. Phelps	✓
Roger Phillips	✓
David W. Raisbeck	✓
Hartley T. Richardson	✓

Other Board Memberships and Interlocks

Several of the directors of CP are also directors of other reporting issuers. A table showing those memberships is set out under “Canadian Pacific Nominees for Election to the Board — Directors of Other Reporting Issuers”. Although the Governance Committee does not believe that interlocking Board members necessarily impact the ability of those directors to act in the best interests of CP, none of CP’s directors currently sit together on any other board.

In Camera Sessions

The independent directors met in executive sessions without management present at the beginning and end of each meeting of the Board of Directors as well as at the beginning and end of each committee meeting.

Independent Chair

The Chairman of the Board, Mr. Cleghorn, is an independent director. He has served as Chairman of the Board since 2006.

Director Attendance

Each director is expected to attend each meeting of the Board and the Board committees of which he or she is a member. The attendance record of each director for all Board and committee meetings held in 2011 is set out under “Canadian Pacific Nominees for Election to the Board – Board and Committee Attendance”.

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Access to Independent Advisors

The Board and its committees have the authority to retain independent financial, legal, compensation and other advisors.

Communications and Shareholder Engagement

The Board welcomes engagement with its shareholders and encourages them to express their views. Interested parties may communicate directly with Mr. J.E. Cleghorn, the independent Chairman of the Board of Directors, by writing to him at the following address, and all communications received at this address will be forwarded to him:

c/o Office of the Corporate Secretary

Canadian Pacific

Suite 920, 401 – 9th Avenue S.W.

Calgary, Alberta

T2P 4Z4

Shareholders and others may also contact any director by mailing correspondence in care of the Office of the Corporate Secretary at the above address. Communications by e-mail should be sent to shareholder@cpr.ca.

CP’s shareholder and investor relations personnel also provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the Board, senior management and CP’s Disclosure Policy Committee. They can be reached at shareholder@cpr.ca and investor@cpr.ca. To keep current with any developments, visit www.CPonTrack.com.

BOARD MANDATE

•	CP’s Board of Directors represents shareholder interests

•	The Board is responsible for CP’s long-term strategic direction, succession plans for senior officers and risk management oversight

The Board has adopted Corporate Governance Guidelines which provide that the Board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, which are reserved to shareholders. As the Board has plenary power, its Terms of Reference, found at www.cpr.ca are intended not to limit the power of the Board but to assist it in the exercise of its powers and the fulfillment of its duties.

Strategic Planning

The Board oversees the development, execution and fulfillment of CP’s strategic goals in the Multi-Year Plan. This responsibility includes a strategic planning process whereby the SOE Committee reviews and discusses key issues, assumptions, risks, opportunities and strategies that relate to the development and implementation of the Corporation’s operations and reviews the strategy plans and objectives within the Multi-Year Plan that support continuous improvement in operating performance. The Board considers CP’s major opportunities, priorities and the risk impact of the

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Multi-Year Plan and reviews and approves CP’s financial objectives, including significant capital allocations, oversees the implementation of strategic plans, and monitors CP’s performance against the Multi-Year Plan.

One Board meeting per year is specifically set aside for a substantial strategic planning session in which the Board reviews and discusses strategies in the Multi-Year Plan developed by management. At this meeting, the Board reviews and approves a Multi-Year Plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business.

Succession Planning

The Board and its Compensation Committee are actively engaged in the succession planning processes. A detailed and documented process exists which includes reviewing the depth and diversity of succession pools for the CEO, CFO and other key leadership roles. The Compensation Committee and Board annually review the Corporation’s leadership and development strategies, succession plans for key leadership roles as well as plans and programs for the assessment and development of senior talent. During the last year, the Board focused discussions on senior level positions including the CEO, CFO and COO, discussing planned succession as well as planning for illness, disability or other unplanned absences.

The Board provides opportunities for directors to get to know employees who have been identified as succession candidates. These individuals make presentations to the Board and are invited to functions where they can interact with directors more informally.

The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the Board on the structure and reporting relationships of senior management, the appointment of persons to the rank of Vice-President and above, and the leadership development of senior management.

Oversight of Risk Management

The Board has oversight responsibility for material risks associated with CP’s business. This includes taking reasonable steps to confirm that management has an effective risk management structure in place to identify, understand and appropriately manage the risks of the business. All committees of the Board also have a role in risk oversight:

•

The Audit Committee reviews the Corporation’s enterprise risk management framework and the implementation of management’s policies, procedures and processes to manage risk. It also monitors certain financial risks and reviews management’s program to obtain insurance to mitigate risk.

•	The Compensation Committee considers risk in determining executive compensation and monitors talent management and succession risks.

•	The SOE Committee provides oversight on operational risks, particularly in the areas of safety, security and the environment.

•	The Pension Committee monitors financial risk in the context of the Corporation’s pension plans.

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Internal Controls and Certification

The Board and its Audit Committee oversee the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, and the Internal Audit Department. Such systems are also examined periodically by CP’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility, report any changes to the Comptroller’s Office, and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of the Sarbanes Oxley Act, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework” and has reported to the Audit Committee thereon. Based on this assessment, management determined that CP maintained effective control over financial reporting as of December 31, 2011.

Annually and quarterly under U.S. certification rules, the CEO and CFO certify that they are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for both the Corporation and CPRC.

In addition, the CEO and CFO, following review by senior management and CP’s Disclosure Policy Committee, also certify that our annual and quarterly filings do not contain an untrue statement of material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, CP’s financial condition, the results of our operations and cash flows.

These certifications have been filed with the SEC as an exhibit to our annual report on Form 40-F. As an issuer listed in Canada and the United States, CP fulfills Canadian requirements by complying with U.S. certification requirements.

Governance

The Board and its Governance Committee are responsible for developing CP’s approach to corporate governance. This includes annual reviews of the Corporate Governance Guidelines as well as the terms of reference for the Board and each of its committees.

POSITION DESCRIPTIONS

•	CP’s Board has approved written position descriptions for the independent chair, Committee chairs, and CEO

Board and Committee Chair Position Descriptions

The Chairman of the Board presides at meetings of shareholders and directors. He also serves as an advisor to the CEO and other members of senior management. His position guide provides, among other things, that he is responsible for establishing and ensuring:

•	efficient and effective procedures to govern the Board’s operation and function

•	processes are in place for assessment of the effectiveness of the Board and Board committees and the contribution of individual directors

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•	collaboration with the CEO in setting the Board’s agenda and consultation with the Board committee chairs with respect to the committee agendas

•	Board meetings are conducted in a manner that facilitates full participation

•	appropriate briefing materials being provided to directors in a timely fashion

•	the Board meets regularly without management present

•	directors have access to adequate resources and independent advisors

•	acting as a liaison between the Board and management

Position guides for chairs of the Board’s committees include responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management and the Corporate Secretary and the Chairman of the Board

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation

•	liaising with the CEO and senior management between committee meetings

CEO Position Description

The position guide of the CEO provides, among other things, that the CEO has responsibility for:

•	developing and recommending a long term strategy and an annual business plan and budget to the Board

•	managing CP’s business in accordance with the Board approved strategy, business plan and budget

•	implementing Board approved decisions and policies

•	identifying and managing risks and opportunities which CP faces in day to day operation

•	establishing and maintaining an ethical work environment which supports CP’s vision and values and in alignment with the strategy, business plan and budget

•	collaborating with the Chairman of the Board in setting Board agendas

•	ensuring that the Board is informed and advised of all relevant trends and developments in CP’s business

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•	ensuring that CP’s policies and operations are in accordance with and fulfill government and regulatory requirements

•	regularly reporting to the Board

ORIENTATION AND CONTINUING EDUCATION

•	Orientation material and educational presentations are delivered to new directors to provide basis of informed decision-making

•	Ongoing education on matters of significance and developing issues are provided periodically

•	Regular site visits are provided to increase understanding of CP’s operations

Orientation

CP has developed a directors’ orientation program to provide prospective Board candidates with background on both the Corporation’s business and the role of the Board and its committees. Prospective Board candidates are provided with substantial information about CP’s operations and the rail industry. Annual Board and Board committee schedules and work plans are also provided to all prospective directors.

New directors are provided with the opportunity to interact with management, particularly in those areas of activity overseen by the committees to which the new director is appointed. As part of the directors’ orientation program, new directors are provided with tailored educational sessions which cover a general operational and commercial overview of the Corporation’s dealing with topics such as CP’s network, capacity, capital expenditures, integrated operating plan, and key customers. These sessions are delivered over a period of time to minimize overload and maximize lasting educational impact.

New directors also attend at least one meeting of a Board committee, other than the ones they are appointed to, in order to better understand the role of the various Board committees.

Continuing Education

The Board recognizes the importance of ensuring that all directors are conversant with CP and the railway industry to assist in the fulfillment of their duties. The continuing education program is comprised of director site visits, director education sessions, a directors’ handbook as well as procedures in place to ensure that the Board is kept up to date with information related to the fulfillment of directors’ duties:

(a)	Director Site Visits — directors are regularly provided with site tours of CP facilities, and on occasion, tours of CP customer facilities. In August 2011, all directors conducted a site visit to the American Association of Transportation Technology Center, a world-class transportation and research facility. All directors learned about the emerging rail operations technologies that are central to the Multi-Year Plan after observing full scale laboratory and dynamic testing.

(b)	Director Education Sessions — directors are regularly provided with education sessions on CP and the railway industry. Management and external advisors make presentations to the

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Board and committees on topical issues in preparation for key business decisions, during strategic planning meetings and in response to requests from directors. In 2011, education sessions attended by all directors included presentations on CP’s demand and revenue planning process, costing and profitability process, locomotive renewal and fuel efficiency strategies, customer programs, operational metrics, and pension plans. The Board also receives regular reports and presentations on the regulatory and business environment from senior executives.

(c)	Directors’ Handbook — the Corporate Secretary’s office prepares and regularly updates a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all Board and Committee terms of reference, the Corporation’s charter documents, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, Corporate Governance Principles and Guidelines, Code of Business Ethics, Code of Ethics for CEO and Senior Financial Officers, and position descriptions for the Board chair, chairs of the Board committees and the CEO.

(d)	Procedures are in place to provide the Board with timely and efficient access to information necessary to fulfill its duties including:

•	provision of detailed Board and Board committee meeting schedules and agendas in advance with ongoing review and updates

•	maintenance of a directors’ intranet site to facilitate ongoing communication of company and industry developments

•	provision of comprehensive documentation several days in advance in preparation for Board and Board committee meetings

•	provision by the Corporate Secretary’s office of regular information on conferences and seminars of interest

•	provision of reports from each Board committee on their work at previous committee meetings

ETHICAL BUSINESS CONDUCT

•	Annual training and certification for all officers and non-union employees

•	Code of Business Ethics and Code of Ethics for CEO and Senior Financial Officers available at www.cpr.ca and in print to any shareholder upon request

Code of Business Ethics

The Corporation’s Code of Business Ethics (the “Code”) specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada,

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the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code. The Corporation conducts mandatory on-line ethics training for all officers and non-union employees. As part of the on-line ethics training, officers and non-union employees are required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Corporation adopted a Code of Ethics for the CEO and Senior Financial Officers of the Corporation in 2003. This code applies to the Corporation’s CEO, the CFO and the Comptroller. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance Committee is responsible for periodically reviewing, and if appropriate recommending changes to, the Code and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for Executive Officers or directors and promptly disclosing such waivers to the shareholders.

The Governance Committee has not approved any waivers of the codes for any Executive Officers or directors.

Material Interests in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2011, no director had any material interest in a transaction with the Corporation. For information regarding any material interest that Mr. Ackman has in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction with the Corporation, see the Pershing Square Circular, available online at www.sedar.com.

Promotion of Ethical Culture

The Board promotes a culture of ethical business conduct and sets the tone for a foundation of high business standards, integrity and respect.

Insider Trading and Disclosure Policies

The Board has approved a disclosure and insider trading/reporting policy. It is available on CP’s website at www.cpr.ca and reflects the commitment of the Board and management to promote timely, factual and accurate communications to the investing public. Among the matters addressed in the policy are guidelines on CP’s interaction with analysts and the public and measures to avoid selective disclosure.

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The Board has also appointed a Disclosure Policy Committee comprised of senior financial, accounting, legal, investor relations, communications and business officers. The committee reports to the Board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary. The committee reviews all major disclosure documents. These documents are also approved by the Board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and provides quarterly reports to the Audit Committee.

Each director is required to sign a letter agreement confirming his or her obligation of confidentiality as a member of the Board of Directors of Canadian Pacific and any of its committees, which agreement is consistent with the director’s fiduciary duties and CP’s Code of Business Ethics.

NOMINATION OF DIRECTORS

•	CP’s shareholders elect individual directors annually

•	The Board has a majority voting policy in the uncontested election of directors

•	A skills matrix is used to assess areas of director expertise and experience

•	CP’s Board maintains an evergreen list of director candidates

Nomination Process

Directors are elected annually by shareholders each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Between shareholder meetings, the Board may appoint additional directors.

The Governance Committee identifies and recommends to the Board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the Board which takes into account:

(a)	the competencies and skills the Board, as a whole, should possess;

(b)	the competencies, skills and personal and other diverse qualities the existing directors possess;

(c)	the competencies, skills and personal and other diverse qualities required for new directors in order to add value to CP in light of the opportunities and risks facing the Corporation; and

(d)	the size of the Board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the Board. The Board considers a skills matrix and regularly reviews and updates an evergreen list of potential director candidates for consideration as the need for new directors arises, and will, if necessary, retain outside advisors to assist in the identification of director candidates. A table identifying some of the current skills and experience of the Canadian Pacific directors is set out under the heading “Canadian Pacific Nominees for Election to the Board – Director Skills Matrix”.

The Chairman of the Board meets with candidates to discuss their interest and ability to devote sufficient time and resources to the position. Prior to nominations potential directors disclose

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possible conflicts of interest. In the case of Mr. Ackman, the Board is not aware of any possible conflicts of interest.

The Committee conducted a successful director search in 2011, which resulted in the appointments of Mr. George, Chief Executive Officer of Suncor Energy, Mr. Harris, the former Executive Vice President Operations at CN and former Executive Vice President and Chief Operations Officer and consultant of the Corporation, and Mr. Ingram, the former Senior Vice President of Transportation at Norfolk Southern Corporation and former Executive Vice President and Chief Operating Officer at CSX. Mr. George was elected to the Board on May 12, 2011, and Mr. Harris and Mr. Ingram were both appointed to the Board on December 15, 2011.

The Governance Committee also considers director nominees, if any, recommended by the shareholders for election as directors.

Discretionary Term Limits and Retirement Age

The Board believes that the need to have experienced directors familiar with the business of CP must be balanced with the need for renewal and fresh perspectives. Our Corporate Governance Guidelines provide for a retirement age of 72 and for discretionary term limits for service as Chairman of the Board or Chair of any Board Committee. Although Mr. Phillips was scheduled to retire from the Board at the Meeting, the Board has determined that in light of the contributions that Mr. Phillips continues to make to the Board, the latest date for retirement for Mr. Phillips will be extended until the close of the Corporation’s next annual general meeting in 2013.

Majority Voting Policy

In an uncontested election of directors, a director is required to tender his or her resignation if that director receives more “withheld” votes than “for” votes. The Governance Committee would be expected to recommend that the Board accept the resignation except in extenuating circumstances.

Board Size

CP’s governing documents provide for the Board to consist of a minimum of five and a maximum of 20 directors. The Governance Committee assesses the optimal size annually, and believes the current size should be between 12 and 16 directors in order to fulfill its responsibilities.

Evergreen Director Candidate List

The Governance Committee requires the Corporate Secretary to maintain an evergreen list of potential director candidates. This list is comprised of individuals for future consideration that may be appropriate to join CP’s Board. These individuals have skill sets that complement the current skill matrix and would be evaluated by the Committee in the event of a vacancy.

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COMMITTEES OF THE BOARD

•	Committees of the Board assist CP’s Board to fulfill its responsibilities and duties

•	CP has five standing committees, each of which has provided a report in this Circular

•	Fully independent Audit, Compensation and Governance committees

All committees of the Board, with the exceptions of the Pension Committee and the SOE Committee, are comprised solely of directors who are independent. All committees are chaired by an independent director. For additional information on the Corporation’s committees of the Board, see “Board Committee Reports”.

The following table sets out current committee members:

Director	Audit Committee	Corporate Governance Committee	SOE Committee	Compensation Committee	Pension
J.E. Cleghorn(a) (Chair)		♦
T.W. Faithfull		♦	♦ (Chair)	♦
R.L. George				♦	♦
F.J. Green(b)			♦
E.L. Harris(b)			♦		♦
K.T. Hoeg	♦				♦
T.L. Ingram			♦	♦
R.C. Kelly	♦ (Chair)	♦	♦
J.P. Manley	♦	♦			♦ (Chair)
L.J. Morgan	♦		♦
M. Paquin			♦	♦
M.E.J. Phelps		♦		♦ (Chair)	♦
R. Phillips	♦	♦ (Chair)			♦
D.W. Raisbeck				♦	♦
H.T Richardson	♦		♦

Notes:

(a)	In addition to the Governance Committee of which he is a member, Mr. Cleghorn, as Chairman of the Board regularly attends other committee meetings.

(b)	Non-independent director.

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AUDIT COMMITTEE DISCLOSURE

The following individuals comprise the current membership of the Audit Committee of both the Corporation and CPRC, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act and National Instrument 52-110 — Audit Committees of the CSA (“NI 52-110”):

•	Krystyna T. Hoeg

•	Richard C. Kelly

•	John P. Manley

•	Linda J. Morgan

•	Roger Phillips

•	Hartley T. Richardson

The SEC requires at least one financial expert on an audit committee. Each of the above directors, with the exception of Ms. Morgan, has been determined by the Board to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert for the Audit Committees.

The Board has determined that all members of the Audit Committees have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The Board has determined that all members of the Audit Committees are financially literate within the definition contained in, and as required by, NI 52-110 and the NYSE Standards.

A member of CP’s Audit Committees may not serve on the audit committee of more than two outside public companies, unless the Board determines that this simultaneous service would not impair the ability of that individual to effectively serve on CP’s Audit Committees.

No member of CP’s Audit Committees serves on more than two public company audit committees in addition to the Audit Committees of the Corporation and CPRC.

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CP by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committee by the Corporation’s Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CP’s Chief Internal Auditor.

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In addition to the disclosure herein, NI 52-110 requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committee. In compliance with the requirements set out in NI 52-110, such additional information is contained in Canadian Pacific’s 2011 Annual Information Form, under Section 12 titled “Audit, Finance and Risk Committee”, which is available online at www.cpr.ca or www.sedar.com.

Audit and Non-Audit Fees and Services — 2011 & 2010

Deloitte & Touche LLP (“Deloitte”) was appointed as the independent public auditor of the Corporation in May 2011 for fiscal year 2011. Prior to May 2011, and for fiscal years prior to 2011, PricewaterhouseCoopers LLP (“PWC”) was the independent public auditor of the Corporation.

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the Audit Committee must pre-approve all audit and non-audit services to be provided by the independent auditors.

Fees payable for the years ended December 31, 2011, and December 31, 2010, totalled $2,525,500 and $2,525,200, respectively, as detailed in the following table:

For the year ended December 31	Deloitte(a) 2011 ($)	PWC(b) 2011 ($)	Total 2011 ($)	Total(c) 2010 ($)
Audit Fees	1,612,600	56,200	1,668,800	1,795,600
Audit-Related Fees	251,000	100,500	351,500	388,400
Tax Fees	50,000	155,200	205,200	341,200
All Other Fees	300,000	—	300,000	—
TOTAL	2,213,600	311,900	2,525,500	2,525,200

Notes:

(a)	Includes fees paid to Deloitte for the fiscal year ended December 31, 2011 beginning after the appointment of Deloitte as principal auditor in May 2011.

(b)	Includes fees paid to PWC for the fiscal year ended December 31, 2011 up to the appointment of Deloitte as principal auditor in May 2011.

(c)	Includes fees paid to PWC for the fiscal year ended December 31, 2010.

The nature of the services provided under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditors’ report on the effectiveness of internal controls over financial reporting.

Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain

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subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. and Canadian accounting standards, securities regulations, and/or laws.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. These services consisted of services in connection with CP’s business interruption and property damage insurance claim. In 2010 there were no services in the category.

COMPENSATION GOVERNANCE

•	Annual review of director compensation

•	Details on director compensation provided in this Circular, under the heading “Directors’ Compensation”

•	Details on Executive Compensation Discussion and Analysis provided in this Circular, under the heading “Compensation Discussion and Analysis”

•	CP has adopted “Say on Pay”

Director Compensation

The Governance Committee reviews director compensation to maintain a compensation level that is competitive to other public companies of comparable size and complexity and also aligns the interests of directors with the interests of shareholders. The Governance Committee recommends any changes for Board approval when considered appropriate to align with these objectives as well as the workload, time commitment and responsibility of directors.

Executive Compensation

The Compensation Committee oversees the executive compensation program. This program is designed to pay for performance at market competitive levels and to align managements’ interests with CP’s business strategy and shareholder interests.

Shareholder Advisory Vote on Executive Compensation

In 2012, shareholders will once again have an advisory vote on CP’s approach to executive compensation disclosed in this Circular. As this is an advisory vote, the results will not be binding on the Board. However, the Board and its Compensation Committee will take the results of the vote into account in determining its approach to compensation in the future.

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BOARD ASSESSMENT

The Board and its Governance Committee have developed a formal process including peer review for assessing the effectiveness and contribution of the Board, Board committees and individual directors. This formal assessment is conducted by individual director interviews as well as Board discussion:

•

Director Interviews — the Chairman conducts confidential, one-on-one interviews with each Board member during which each director assesses the contribution of his or her peers. The Chairman of the Board discusses each director’s peer assessment with that individual director.

•

Board Responsibility and Effectiveness Discussion — an annual review led by the Chairman of the Board has been developed to discuss the performance and effectiveness of the Board and its committees in the fulfillment of responsibilities set out in the Board’s Terms of Reference and the committee Terms of Reference. This evaluation includes a review of the operation of the Board and its committees, the adequacy of information provided to directors, Board structures, strategic direction and process as well as communication with management.

•

Review of Chairman of the Board — an annual review led by the Chair of the Governance Committee has been developed to discuss the performance of the Chairman of the Board taking into account the attributes provided in the Chairman’s position description. The results are reviewed with the Chairman of the Board.

The Governance Committee considers the results of the assessments and makes such recommendations as it deems appropriate to address any issues. The Board reviews the recommendations of the Governance Committee and takes such actions as it deems appropriate to implement the recommendations of the Governance Committee.

COMPLIANCE WITH NYSE STANDARDS

Any significant differences between the Corporation’s corporate governance practices and those set forth in the NYSE Standards are set forth on the Corporation’s website at www.cpr.ca under “Governance”.

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SCHEDULE “B” — COMPARATOR GROUP

The comparator group is based on a sample of all large Canadian based companies with annual revenues exceeding $1 billion as contained in our consultant’s compensation data bank. This sample may shift from year to year depending on participation in the survey.

•    ATCO Group

•    Agrium

•    Barrick Gold Corporation

•    Bell Canada

•    Bombardier

•    CCS

•    CGI (Conseilers en gestion et informatique Inc.)

•    Canadian Natural Resources Limited

•    Canadian Oil Sands Trust

•    Canadian Tire Corporation Limited

•    Canfor Corporation

•    Capital Power Corporation

•    Celestica

•    Cenovus Inc.

•    Domtar

•    Emera

•    Encana Corporation

•    Enbridge

•    Fairmont Raffles Hotels International

•    Finning International

•    Forzani Group

•    Gaz Metro

•    Groupe Aeroplan Inc.

•    Husky Energy

•    Imperial Oil Limited

•    Irving Oil Commercial G.P.

•    Kinross Gold

•    Ledcor Group of Companies

•    MDA

•    MTS Allstream

•    Maple Leaf Foods

•    McCain Foods Limited

•    Methanex Corporation

•    NAV Canada

•    Nexen

•    Pengrowth Energy Trust

•    Penn West Energy Trust

•    Power Corporation of Canada

•    Research in Motion

•    Rogers Communications

•    SNC Lavalin Group

•    Stantec

•    Suncor Energy

•    TELUS

•    Talisman Energy

•    Teck Resources

•    Tembec

•    Toromont Industries

•    TransAlta Corporation

•    TransCanada

•    Transat A.T.

•    Westjet

•    Woodbridge Group, The

•    World Colour Press Inc.

•    Yellow Pages Income Fund

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SCHEDULE “C” — DIRECTOR INDEPENDENCE

A.	INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the board of directors of the Corporation based on criteria of the NYSE, Exchange Act, National Instrument 58-101 and National Instrument 52-110:

NYSE Independence Standards

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii) (a)	the director is a current partner or employee of the internal or external auditor of the Corporation, (b) the director has an immediate family member who is a current partner of such auditors, (c) the director has an immediate family member who is a current employee of such auditors and personally works on the Corporation’s audit, or (d) the director or an immediate family member was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues.

2.

For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees)

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who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent; and

2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•

accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will be deemed not to be in control of the Corporation.

National Instrument 58-101 and National Instrument 52-110 — Independence Standards for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

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3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual, is a partner of the Corporation’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member:

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Corporation on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

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9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

National Instrument 52-110 — Additional Independence Standards for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

i)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

ii)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

B. BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except F.J. Green and E.L. Harris, is independent of the Corporation in accordance with the standards for independence established for all directors by the NYSE Standards, and National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence standards established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110.

Mr. Green is not independent by virtue of the fact that he is CEO of the Corporation and Mr. Harris is not independent by virtue of the fact that he retired as Executive Vice-President and Chief Operations Officer of the Corporation in April, 2011 and acted as a consultant to the Corporation in 2011.

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885

VOTE ONLY YOUR WHITE FORM OF PROXY OR WHITE VOTING INSTRUCTION FORM TODAY

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SUPPORT YOUR CANADIAN PACIFIC BOARD BY VOTING YOUR

WHITE PROXY TODAY

Your board of directors unanimously recommends that you VOTE your WHITE proxy:

☑	FOR the appointment of Deloitte & Touche LLP as our auditors;

☑	FOR the approval of a non-binding advisory vote on Canadian Pacific’s approach to executive compensation; and

☑	FOR the election of the director nominees proposed by Canadian Pacific in this Management Proxy Circular.

Your vote is extremely important regardless of how many common shares you own. Please take the time to cast your vote today.

YOU MAY ALSO RECEIVE A PROXY AND OTHER MATERIALS FROM PERSHING SQUARE AND FORMS OF PROXY. PLEASE DISREGARD THOSE MATERIALS AND USE ONLY THE WHITE PROXY.

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agents at:

North American toll free number: 1-866-374-9187 or	North American toll free number: 1-800-322-2885 or

International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	Collect calls accepted: (212) 929-5500

Email: askus@georgeson.com	Email: proxy@mackenziepartners.com

To keep current with any developments, visit www.CPonTrack.com